82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032387

REGISTRANT'S NAME Orbis S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 3 0 2002
THOMSON FINANCIAL

FILE NO. 82- 5025 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4-22-02

AR/S
12-31-01

ORBIS HOTELS

SAR - 2001
annual report

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

Current report no 9/2001 dated April 3, 2002.

The Management Board of "Orbis" S.A. hereby informs of the contents of the resolution no 8 passed by the Management Board of "Orbis" S.A. on April 2, 2002, concerning the motion of the Orbis S.A. Management Board to be presented at the General Assembly of Shareholders of Orbis S.A. concerning division of profits for the financial year 2001:

" Resolution no 8 of the Management Board of "Orbis" S.A.

dated April 2, 2002,

passed by virtue of § 13 section 2 in conjunction with § 29 section 1 point 2 of the "Orbis" S.A. Statutes concerning the motion of the Orbis S.A. Management Board to be presented at the General Assembly of Shareholders of Orbis S.A. concerning division of profits for the financial year 2001.

When introducing the shares in Orbis S.A. to stock exchange trading in 1997, the Management Board of the Company tied the Company's future to the trust shown by investors. The trust in a company exhibited by investors constitutes a base underlying a proper functioning of each company listed on the stock exchange. The efforts to build such investors' trust by the Orbis S.A. Management Board lies at the foundations for the future development of the Company.

The present condition of the Polish economy and the capital market in Poland imposes upon the Company the need to undertake all efforts in order to ensure a stable shareholder structure and convince market investors that they have made the right decision. Under the present conditions, when companies record weaker performance, payment of dividend remains a key element of the policy towards investors and one of the few tools to assist the Management Board of the Company in the process of enhancing the share valuation at the market.

Payment of dividend is a subsequent phase of development of Orbis S.A. as a stock market company. The Company faces various challenges, financing not only its current operations, but also the imminent merger with Accor Poland hotels and a further development to ensure its position as a leader in the hotel industry in this part of Europe. The implementation of such long-term corporate development policy for a company listed on a stock exchange is impossible without assuring the investors of the benefits to be derived from investing in Orbis S.A. shares. Therefore, the declaration contained in the issue prospectus of 1997 that the Company shall refrain from payment of dividend for a period of 5 years should undergo an adjustment. The Management Board of the Company proposes to allocate 36.15 % of the net profits generated in 2001 for payment of the dividend, i.e. PLN 0.40 per share. The proposed value of the dividend is justified by the intention to maintain a balance between the potential of the Company and the benefits for the Company's investors.

Therefore, the Management Board of the Company puts forward the motion to:

1) distribute the profit in the amount of PLN 50,978,020.01 in the following manner:
    a) allocate the amount of PLN 32,547,216.81 for reserve capital,
    b) allocate the amount of PLN 18,430,803.20 for payment of the dividend;
2) determine the amount of dividend per share at 40 grosze;
3) fix the dividend date (date of entitlement to dividend) at September 2, 2002,
4) fix the date of payment of the dividend at September 18, 2002."

Current report no 8/2002 dated March 25, 2002

In relation to the entry into force, on January 10, 2002, of the Regulation issued by the Council of Ministers concerning current and periodical information to be reported by issuers of securities (published in the Official Journal „Dz. U." of 2001, no 139, item 1569), which substantially amended and expanded the substantive scope of reporting requirements as compared to the previous provisions of the Regulation issued by the Council of Ministers concerning the type, form and scope of current and periodical information as well as the deadlines for reporting this information by issuers of securities admitted to public trading (which ceased to be binding on January 10, 2002), the Management Board of Orbis S.A. hereby conveys to the public the contents of § 13 and § 14 of the Conditional General Franchise Agreement executed by and between "Orbis" S.A. and ACCOR POLAND Ltd. having its corporate seat in Warsaw, thus expanding the scope of information about the said Agreement that has been announced to the public in the following current reports: report no 30 dated July 27, 2000, report no 50 dated November 30, 2000, report no 6 dated February 16, 2001, and report no 15 dated May 18, 2001:

"§ 13. TRANSFER OF RIGHTS AND ASSIGNMENT OF LIABILITIES

1) This Agreement shall apply to Hotels named in Appendices 2 and 4 and, on a case-by-case basis, Hotel(s) named in Introductory Annexes hereto (multiple franchise).

2) The Franchisee may not transfer any of its rights hereunder without ACCOR POLSKA's prior written consent.

3) The Franchisee's rights hereunder shall be inseparable from the value and the goodwill attaching to the Hotel, and in no event may they be transferred independently from the rights to the Hotel. The Franchisee shall advise ACCOR POLSKA of the most advantageous proposals concerning acquisition of rights to the Hotel and the Hotel's goodwill. Within two (2) months following receipt by ACCOR POLSKA of ORBIS' notice setting forth the terms of such proposal and the name of the offeror and ORBIS' inquiry as to whether ACCOR POLSKA wishes to use such opportunity to acquire the Hotel, ACCOR POLSKA shall be required to replay to ORBIS' proposal. If ACCOR POLSKA does not provide any replay within the stipulated time-limit, the Franchise shall have the right to transfer its rights to the Hotel to any third party on the terms and conditions not worse than those offered to ACCOR POLSKA.

4) If rights to a Hotel are transferred to a party other than ACCOR POLSKA, or a company designated by ACCOR POLSKA, and such party has not been agreed upon with ACCOR POLSKA, the Franchisee shall cause the purchaser of the Hotel to comply with all the obligations set forth herein during the entire Contract Period provided in § 9. If the assignee does not comply with the provisions hereof, ACCOR POLSKA shall have the right to terminate this Agreement with respect to such Hotel in accordance with § 14, which shall result in the Franchisee's obligation to pay a contractual penalty specified in § 14 point 4.

5) If the rights and obligations under the Master Franchising Agreement are transferred to another member of the ACCOR Capital Group, then the rights and obligations hereunder shall be transferred to such member of the Capital Group of ACCOR. ORBIS

hereby consents to the assignment of the rights and obligations hereunder to a member of the ACCOR Capital Group, provided that ACCOR POLSKA shall be required to notify ORBIS in writing of such assignment to a member of the ACCOR Capital Group.

6) Any lease or encumbrance of the Hotel with any *in rem* rights shall be subject to ACCOR POLSKA's prior written consent, except for such encumbrances of the Hotel with *in rem* rights that are necessary to conduct hotel activities and save for mortgages for the benefit of financial institutions.

§ 14. TERMINATION

1) In the event that either of the Parties fails to perform or duly perform its material obligations hereunder, the other Party shall have the right to terminate this Agreement with respect to a given Hotel, effective as of the end of the calendar month. As a result of such termination, the defaulting Party shall be required to pay the contractual penalty set forth in section 4 below.
2) The termination of this Agreement (as referred to in section 1 above) shall be effective as of the end of the calendar month, if the defaulting Party fails to cure the default within 60 (sixty) days from the receipt of the notice of the other Party requesting it to do so.

3) Additionally, ACCOR POLSKA may terminate this Agreement with respect to a given Hotel, effective as of the end of the calendar month, if:

    a) the rights to or in the Hotel are transferred or the Hotel is leased or encumbered with any *in rem* third party rights without ACCOR POLSKA's consent and in breach of § 13 section 3 and 6 hereof, or the title to the Hotel is otherwise transferred; or

    b) control over ORBIS is seized, directly or indirectly, by any third party (s) and, as a result, such new controlling entity or entities (or consortium) acquires a majority of vote exercisable at the General Shareholders Meeting of ORBIS or the right to appoint a majority of members of ORBIS' corporate authorities or otherwise takes over the control over ORBIS (also on the basis of agreements).

4) If this Agreement is terminated with respect to a Hotel by either Party pursuant to § 14 section 1, or by ACCOR POLSKA pursuant to section 3 point a), the other Party shall be required to pay a contractual penalty calculated according to the following formula.

    a) If the termination by a Party of this Agreement with respect to a Hotel takes place prior to the Opening Date of the Hotel, or within 12 (twelve) months following the Opening Date, then the contractual penalty shall amount to a product of either 180 months (if terminated prior to the Opening Date), or the number of months outstanding until the lapse of the 15 year Contract Period for the Hotel (if terminated after the Opening Date), and 1% (one per cent) of an average monthly Gross Revenue of a Hotel affiliated with the IBIS, NOVOTEL or MERCURE Chains in the territory of the Republic of Poland (depending on the Chain with which a given Hotel is to be affiliated), calculated on the basis of the aggregate Gross Revenue generated within the last 12 months by all hotels that have been operated within a given Chain in the territory of the Republic of Poland for at least 12 months prior to the beginning of the month in which the obligation to pay the contractual penalty arose. With respect to the Hotels to be opened and operated within SOFITEL, ETAP HOTEL or FORMULE 1, the contractual penalty shall be calculated in the manner set forth above, except that all the hotels of the given Chain in Europe shall be taken into account for the purpose of calculating the amount.

b) If this Agreement is terminated with respect to a Hotel after a period of 12 (twelve) months from the Opening Date, ORBIS shall pay a contractual penalty equal to 1/3 (one third) of the average amount of monthly royalties (the monthly average being calculated over a period not longer than 36 (thirty six) months immediately preceding the termination of the Agreement, excluding royalties due for the initial three months following the Opening Date) multiplied by the number of months outstanding until the end of the 15 year Contract Period for the Hotel.

5) ORBIS shall have the right to terminate this Agreement with respect to a given Hotel or all Hotels upon giving 12 months notice, given that such termination shall be effective as of the end of the calendar month, if

a) the aggregate number of ORBIS shares owned by ACCOR and/or any member of the ACCOR Capital Group is less than 12.5% (twelve point five per cent) of the aggregate number of shares in ORBIS' share capital; or

b) any member of the Capital Group of ACCOR commences Hotel Services in Poland, except for the instances referred to in section 6 below.

Termination of the Agreement by ORBIS pursuant to this section 5 shall not result in any Party's liability to pay contractual penalties set forth in section 4 above, or any other-fees or damages.

6) The Parties hereby agree that the exclusion referred to in § 14 section 5 point b includes the following:

a) the provision of the Hotel Services listed in Appendix 5 to the Agreement in Poland;

b) the conduct of hotel operations in Poland by members of the ACCOR Capital Group in which ORBIS holds at least 50% of the total number of shares, representing at least 50% of votes at the General Assembly of such Company;

c) holding and/or managing hotels in Poland as a result of acquisition by ACCOR or a member of the ACCOR Capital Group of an international hotel chain;

d) holding other hotel premises acquired from ORBIS by ACCOR or a member of the Capital Group of ACCOR, provided that ORBIS manages such hotel premises;

e) giving the right to use the Trademarks to ORBIS or any companies referred to in point b) above, for the purpose of operating hotels under such Trademark.

7) Either Party may terminate this Agreement upon 30-days notice in respect of all or certain Hotels if:

a) bankruptcy or composition proceedings have been commenced against the other Party or a resolution has been adopted to liquidated such Party; or

b) a court issues a decision to dissolve the other Party.

Such termination shall not result in any Party's liability to pay contractual penalties.

8) ORBIS may terminate this Agreement for any Hotel at any time upon giving 12 (twelve) months written notice to the other Party. Such termination by ORBIS hereunder shall give rise to its liability to pay to ACCOR POLSKA a contractual penalty determined pursuant to section 4 above."

In addition, we inform that Appendices no 2 and 4, referred to in § 13 point 1 of the above mentioned Agreement, enumerate 29 hotels (Appendix no 2) and 5 hotels (Appendix no 4), as reported in the current report no 30 dated July 27, 2000.

Contents:

Ladies and Gentlemen,

The past year was exceptionally difficult for Orbis S.A.. For the first time since the principles of a free market had been launched in Poland, following a period of a robust economic growth, we have witnessed such a serious situation in the hotel industry. Decline of the corporate purchasing power overlapping with the cycle of new hotel investments resulted in weaker results recorded by Orbis S.A. in 2001, not only due to a diminished number of customers, but also on account of lower rates. The terrorist attack upon the United States has substantially undermined the tourist traffic worldwide, whilst its impact has also reached Orbis hotels. The sales revenues generated by the Company in 2001 were by 12.4% lower as compared to the past year, whereas the net profit fell by 39.8%.

Nonetheless, for Orbis S.A. the crisis prevailing in 2001 meant not a survival effort, but a time for making important decisions under difficult circumstances: continued investment in modernizing and developing the Company, cutting down operating expenses and setting up new sales systems. All these actions were needed in order to be able to sell attractive and modern hotel services and generate a high operating margin.

A growing competition, both on the part of international hotel chains as well as domestic investors indicates that the hotel industry is Poland is preparing for the anticipated accession to the European Union. We intend to be in the lead of these preparations.

In 2001, we have been implementing the general franchising agreement signed with our strategic partner, Accor – one of the leading international groups in the universe of travel, tourism and business services and a number one hotel operator in Europe. We have introduced 13 new hotels into Accor brands: Sofitel, Novotel and Mercure. In aggregate, 18 Orbis' hotel now operate under these brands. We had the opportunity to watch with satisfaction the first effects of operating in the reservation system of these networks. The Accor brands gained particular esteem and popularity in Europe. Such brand recognition matches the structure of guests in Orbis' hotels, of which, in 2001, 65% were foreign, predominantly European, visitors. Strategic partnership with Accor is thus an opportunity for Orbis S.A. to enhance its leading position in the hotel industry in Central and Eastern Europe.

The hotel modernization program engaged PLN 132 mn in 2001. These outlays have been concentrated on projects such as the expansion of the Novotel Airport Okęcie in Warsaw, whose operations under the new business name have been officially initiated in mid-year, construction of the already functioning Resport & Spa in the Mrongovia hotel in Mrągowo, the first such Orbis' center in Poland, modernization of Mercure Poznań hotel and Novotel Centrum Poznań in Poznań and Mercure Hevelius hotel in Gdańsk.

In 2001 we have also invested in the development of the Orbis corporate network, a system that in the near future will facilitate the management of hotel resources and permit room reservation in real-time.

We have set up the Central Sales Office to be able to more expansively reach Polish businesses as well as foreign and Polish travel offices. The Sales Office co-operates with Accor Sales Services in other countries.

We have focused our attention on curbing expenditure in the Company. Employment restructuring carried out on the basis of mutual understanding between the employer and employees since the beginning of 2000 again brought about a reduction of employment by 9.8% in 2001 at the cost of PLN 14.2 bn severance payments on the scale on the entire company. The program will be further continued in 2002.

I would like sincerely thank all Orbis Shareholders for their trust and assure that the efforts undertaken in 2001 by the Company's Management Board were designed for the benefit of all the Shareholders. I do hope that the results of our efforts will be satisfactory to everyone.

I would like to thank the Employees of our Company in appreciation of their persisting effort and engagement. The awards and prizes won for hotel as well as food& beverage services constituted the proofs of recognition for our common efforts in this area.

I would like to thank all the Guests of Orbis hotels for availing of our network's services. Invariably, their satisfaction, which is the best substantiation for our efforts, remains to be our goal and ambition.

Maciej Grelowski
President of Orbis S.A.

Opinion and report of auditor

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

ORBIS S.A.
WARSAW, UL. BRACKA 16

FINANCIAL STATEMENTS
FOR THE 2001 FINANCIAL YEAR
WITH
AUDITOR'S OPINION
AND
AUDIT REPORT

TABLE OF CONTENTS

AUDITOR'S OPINION

To the Shareholders, Supervisory Board and Management Board of ORBIS S.A.

We have audited the financial statements of ORBIS S.A. located in Warsaw, Bracka str.16, including:

- balance sheet prepared as of 31 December 2001 with total assets and liabilities and equity of PLN 1,291,770,534.89 [PLN 1,291,770 thousand];
- profit and loss account for the period between 1 January 2001 and 31 December 2001 disclosing a net profit of PLN 50,978,020.01 [PLN 50,978 thousand];
- cash flow statement for the period between 1 January 2001 and 31 December 2001 showing a net cash flow of PLN 20,745,211.02 [PLN 20,745 thousand] during the financial year;
- additional information, including in particular:
  - introduction;
  - statement of changes in equity disclosing PLN 1,048,547,741.52 [PLN 1,048,547 thousand] as of 1 January 2001 and PLN 1,098,900,582.84 [PLN 1,098,900 thousand] as of 31 December 2001;
  - explanatory notes.

The preparation of these financial statements is the responsibility of the Management Board of the Company. Our responsibility is to express an opinion on these financial statements based on the results of our audit

Our audit was performed in accordance with:

- section VII of the Accounting Act of 29 September 1994 (Dz.U. No 121, item 591);

- auditing standards issued by the National Board of Certified Auditors.

in such a way in order to obtain reasonable assurance whether the financial statements are free of material misstatement. Our audit includes examining, mainly on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Management Board, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, in all material respects the financial statements of ORBIS S.A. for the 2001 financial year were prepared:

- based on correct accounting records;

- in accordance with the accounting principles defined in the Accounting Act of 29 September 1994 applied consistently;

- in form and content complying with the Accounting Act of 29 September 1994, the ordinance the Council of Ministers of 16 October 2001 concerning current and periodic information announced by issuers of securities admitted to public trading; the ordinance of the Council of Ministers of 16 October 2001 on detailed requirements concerning the prospectus, summary prospectus, memorandum and summary memorandum and Company's by – laws.

and present fairly all the information essential for the evaluation of the results of the Company's operations, the profitability and cash flows within the audited period and the economic and financial position of the Company as of 31 December 2001.

The Management Report on the activities of the Company in the 2001 financial year (Comments of the Management Board) contains financial information consistent with the information disclosed in the audited financial statements.

The above audit opinion together with the audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards.

Certified Auditor:

Alina Domosławska
No. 679

persons representing entity
Alina Domoslawska
The Member of the Board of

Directors

Waclaw Nitka
The Member of the Board of Directors
Deloitte and Touche Audit Services Sp.z

o.o.

Warsaw Fredry Str.6

Entity entitled to audit financial statements entered under the number
73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 1 of March 2002

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS OF ORBIS S.A. FOR THE 2000 FINANCIAL YEAR

1. GENERAL INFORMATION

Basic information on the activity of the Company

The Company operates under the name ORBIS S.A. The Company is located in Warsaw.

The Company operates as a joint stock company established on 17 December 1990 based on a notarial deed on the transformation of the state owned enterprise Państwowe Przedsiębiorstwo Orbis into a joint stock company prepared by the notary Paweł Błaszczyk at the Notary's Office No. 18 in Warsaw (Repertory No. A 1882/1990).

The Company was registered in the commercial register in the District Court, Business Registry Department, section B, under the number 25134. From 28 of June 2001 the Company is registered in National Court Register no 22622

The Company operates based on the the Commercial Code (Dz U.Nr 94, pos.1037)

In the audited period the Company's activities included mainly hotel and catering services, as well as telephone and space renting services and retail sales.

In the audited period the Company consisted of 52 branches managing 55 hotels and the Office of the Management Board.

The average annual employment in the Company was 7,594 people.

As of 31 December 2001 the Company's share capital equalled PLN 92,154,016 and was divided into 46,077,008 registered and bearer shares with a nominal value of PLN 2 each. As of 31 December 2001 the Company's shareholders included:

- ACCOR S.A. - 25% of shares;
- Reib International Holdings Limited – 10.37% of shares;
- State Treasury – 6.24% of shares;
- Globe Trade Centre S.A. – 5% of shares;
- Michał Sołowow – 5,01%
- other – 48.38% of shares.

The Company's financial year is the calendar year.

The Company's Management Board memebers:

- Maciej Olaf Grelowski – Chairman of the Board;
- Krzysztof Andrzej Gerula – Deputy Chairman of the Board;
- Andrzej Bobola Szułdrzyński - Deputy Chairman of the Board;
- Ireneusz Andrzej Węglowski - Deputy Chairman of the Board;
- Lidia Mieleszko – Member of the Board;
- Yannick Rouvrais – Member of the Board.

In the financial year ended 31 December 2001 there were no changes in the Board of Directors.

Information on the audited financial statements

The audited financial statements were prepared as of 31 December 2001 and include:

- balance sheet with total assets and liabilities and equity of PLN 1,291,770,534.89 [PLN 1,291,770 thousand];

- profit and loss account for the period between 1 January 2001 and 31 December 2001 disclosing a net profit of PLN 50,978,020.01 [PLN 50,978 thousand];

- cash flow statement for the period between 1 January 2001 and 31 December 2001 showing a net cash flow of PLN 20,745,211.02 [PLN 20,745 thousand] during the financial year;

- additional information, including in particular:

  - introduction;

  - statement of changes in equity disclosing PLN 1,048,547,741.52 [PLN 1,048,547 thousand] as of 1 January 2001 and PLN 1,098,900,582.84 [PLN 1,098,900 thousand] as of 31 December 2001;

  - explanatory notes.

The Management Report on the activities of the Company in the 2001 financial year (Comments of the Management Board) is attached to the financial statements.

Other information

In the 2000 financial year the operations of the Company resulted in a net profit of PLN 84,807 thousand. The financial statements for the 2000 financial year were audited by a certified auditor. The General Shareholders' Meeting which approved the financial statements for the 2000 financial year was held on 7 June 2001. The General Shareholders' Meeting decided to allocate the entire net profit for 1999 to supplementary capital.

In accordance with the law, the financial statements for the 2000 financial year were submitted to the registry court and published in Monitor Polski – B-104 of 30 July 2001.

The 2000 closing balance was properly introduced into the accounting records as the 2001 opening balance.

2. ANALYSIS OF THE FINANCIAL RESULT AND OF THE ECONOMIC AND FINANCIAL POSITION OF THE COMPANY

The main items from the profit and loss account, as well as the financial ratios describing the financial result of the Company, its economic and financial position compared to the previous years are presented below.

The financial statements were prepared using the historical cost method and therefore they do not reflect the inflationary character of the Polish economy. The general price increase ratio between 1 January 2001 and 31 December 2001 equalled 5,5%.

Main items from the profit and loss account (in PLN '000)	1999	2000	2001
Sales income	789,312	778,257	681,511
Operating expenses	670,258	680,291	632,933
Financial income	43,770	24,971	31,704
Financial expenses	8,522	6,607	7,136
Result on extraordinary items	95	158	165
Net profit	90,943	84,807	50,978

Net income from the sales of products and goods adjusted by the consumer goods price increase ratio.

Year	Income from the sales of products and goods	Adjusted sales income
1999	789 312	916 819
2000	778 257	821 061
2001	681 511	681 511

Profitability ratios	1999	2000	2001
• gross profit margin	18.1%	15.6%	10.4%
• net profit margin	11.5%	10.9%	7.5%
• net return on equity	9.4%	8.1%	4.6%

Effectiveness ratios

• assets turnover ratio	0.7	0.6	0.5
• receivables turnover in days	9	10	11
• liabilities turnover in days	19	24	22
• inventory turnover in days	11	10	9

Liquidity/net working capital

• indebtedness ratio	10,3	9,0	7,6
• equity to total assets ratio	81,8	83,4	85,1
• net working capital (in PLN '000)	208 352	64 686	42 816
• quick ratio	3,45	1,75	1,53
• acid test ratio	3,21	1,55	1,53

Based on an analysis of the above values and ratios, the following 2001 trends were identified:

- decrease in the gross profit margin and a simultaneous decrease in the net profit margin, due to a decrease in sales turnover in the audited period;
- no significant changes in the receivables turnover in days;
- deterioration of the Company's liquidity due to a significant decrease of current assets related to the fact that cash previously invested in securities was used for the modernisation of hotels, and a decrease of the inventory level.

3. EVALUATION OF THE ACCOUNTING AND INTERNAL CONTROL SYSTEM

Accounting system

The Company keeps its accounting records based on the Company's Chart of Accounts approved by the Management Board and designed in accordance with the Accounting Act of 29 September 1994. The Company's Chart of Accounts describes the list of general ledger accounts, the rules for keeping the sub-ledger accounts and their relationship with the general ledger account, rules for recording of business transactions on general ledger accounts, as well as the rules for the valuation of assets and liabilities and determination of the financial result. The Chart of Accounts is the same for all Branches.

The Company uses the Pro Finn computerised accounting system and auxiliary programmes:
Reception programmes – REHOT, FIDELIO, Lenmark;
Programmes for catering services – GAH, MICROS, FT Gast.
The systems MICROS, GAH and FT Gast are used for daily and periodic settlement of catering sales. These systems are linked with the cash registers.
The systems FIDELIO, REHOT and Lenmark are used for all reception activities, i.e. services linked with booking, rooms, registration cards, as well as managing additional services (catering, telecommunication, laundry), interfaces with other systems: PAY TV, catering services, telephone exchange, electronic locks, and keeping the foreign currency cash desk and hotel cash desk, invoicing and reporting.

Particular Branches use different configuration and links methods between the catering, reception and financial accounting system.

The Pro Finn system is password protected against unauthorised access. The documentation of the data processing system includes a list of programmes used. The Company provided the certified auditor with a written approval of the programmes for use issued by the Company's Management Board. The documentation of the system complies with requirements of Art 10 of the Accounting Act.

The accounting records maintained in the system comply with the requirements set forth by Art 14, item 4 of the Accounting Act.

The documentation of the business transactions, the accounting records and the relations between the accounting entries and vouchers and financial statements comply with the requirements determined by section 2 of the Accounting Act.

The accounting records of the Company are stored in compliance with section 8 of the Accounting Act.

Internal control

The Management Board of the Company is responsible for establishing and maintaining an internal control system. In order to fulfil this obligation, the Board must evaluate the potential costs and benefits of establishing and implementing specific internal control methods and procedures.

During the planning stage of the audit of the financial statements of ORBIS S.A. for the year ended 31 December 2001 we considered the Company's internal control system in order to determine our audit procedures. However, the objective of the audit was not to evaluate the effectiveness of the internal control system.

The Management Board of ORBIS S.A. established a functional and institutional control.

During our audit we did not detect anything which could suggest that the internal control system does not ensure the completeness and correct presentation, documenting and control of:

a) the receipt and issuance of materials, goods, products and services, as well as corresponding invoices,
b) the receipt and issuance of cash, including cheques, bills of exchange, securities;
c) the calculation and payment of wages and salaries.

4. DETAILED INFORMATION

The audit of the financial statement was performed based on the contract of 12 July 2001 between ORBIS S.A. and Deloitte & Touche Audit Services Sp. z o.o., company registered under number 73 on the list of entities authorised to provide audit services kept by the National Chamber of Certified Auditors. The auditor was selected by the Supervisory Board by the resolution of 23 May 2001 based on the authorisation included in paragraph 20 of the Company's By-laws.

During the audit, all the necessary documents and data, as well as detailed information and explanations were provided to the certified auditor what was confirmed in a written representation of the Management Board of the Company of 1 March 2001.

Comments concerning the correctness and fairness of particular balance sheet and profit and loss account items

BALANCE SHEET

The main groups of items from the audited balance sheet prepared as of 31 December 2001 (in PLN '000) are presented below:

Intangible assets	21,728
Tangible assets	1 ,060,105
Financial fixed assets	76,115
Inventory	14,008
Receivables and claims	34,230
Cash	75,798
Prepayments	9,786
Share capital	92,154
Supplementary capital	674,404
Revaluation reserve	281,627
Retained earnings	(263)
Net profit for the current financial year	50,978
Provisions	49,702
Long-term liabilities	16,507
Short-term liabilities	90,455
Accruals and deferred income	36,206

PROFIT AND LOSS ACCOUNT

The main groups of items from the audited profit and loss account for the period between 1 January 2001 and 31 December 2001 (in PLN '000) are presented below:

Revenues from the sales of goods and products	681,511
Cost of goods and products sold	503,365
Gross profit on sales	**178,146**
Cost of sales	39,867
Overhead costs	89,701
Profit on sales	**48,578**
Other operating income	29,808
Other operating expenses	31,965
Operating profit	**46,421**
Financial income	31,704
Financial expenses	7,136
Profit on business activities	**70,989**
Extraordinary gains	299
Extraordinary losses	134
Gross profit	**71,154**
Statutory appropriations of the financial result	20,176
Net profit	**50,978**

Items having an influence on the financial result were completely and correctly presented in all material respects when related to the financial statements as a whole. The structure of operating income and expenses, other operating income and expenses, financial income and expenses and extraordinary gains and losses was presented in the explanatory notes (additional information) to the financial statements.

Physical count

The physical count of intangible assets was performed by comparing accounting data with documents as of 31 December 2001.

The term and frequency of the physical count of tangible assets were maintained. The physical count was performed through a count of respective parts of hotels. The physical count of tangible assets was correctly settled. The results were disclosed in the accounting records for the audited period.

The physical count of investment was performed as of 31 December 2001 by comparing accounting data with the documentation of investment staff. The settlement was correct.

The physical count of financial fixed assets was performed by confirming shares and verifying underlying documentation.

The stock-count of inventory was performed in a fair way and detected differences were correctly settled and included in the accounting records for the audited year. The term and frequency of the stock-count was maintained.

Confirmation requests for the balances of receivables and liabilities were sent to all clients and suppliers.

The balance of cash in hand was confirmed through a cash count as of 31 December 2001. Bank confirmations sent to the auditor comply with accounting balances and the balance sheet as of 31 December 2001.

The physical count of other assets and liabilities was performed through a reconciliation of their accounting balance to appropriate documentation.

Valuation

Valuation methods used by the Company were described in the additional information to the financial statements. They comply with the requirements set forth by the Accounting Act of 29 September 1994.

Fixed assets and inventory were valued based on the actual outlays (costs) incurred for their purchase (manufacturing); other assets and liabilities were valued at their nominal values or the values to be paid, in accordance with the prudence principle. Tangible assets recorded in the Company's accounting records as of 1 January 1995 were subject to obligatory revaluation using ratios announced by the President of the Central Office of Statistics, based on the price level from September 1994. Differences from the valuation were recorded in the equity as the revaluation reserve.

Provisions and accruals were valued based on reliably estimated or expected amounts.

Presentation

The Company correctly presented individual assets and liabilities, as well as revenues and expenses in the financial statements. The balance sheet and the profit and loss account together with explanatory notes, constituting their integral part include all items required to be disclosed in the financial statements by the Accounting Act of 29 September 1994.

Information on selected items from the financial statements

Structure of inventory

The structure of inventory was correctly presented in the explanatory note to this balance sheet item.

Structure of receivables

The ageing analysis of receivables and significant items related to receivables under composition agreement or conciliatory proceedings were correctly presented in the explanatory note to this balance sheet item. The audited sample did not include overdue or redeemed receivables.

Structure of liabilities

The ageing analysis and the by type structure of liabilities were correctly presented in respective explanatory notes. The audited sample did not include overdue or redeemed liabilities.

Prepayments, accruals and deferred income

The structure of these items is correctly presented in the explanatory notes in the additional information. Expenses and revenues settled over time were correctly classified taking into consideration the audited financial year. Items are complete and correct in all material respects when related to the financial statements as a whole.

Cash flow statement

The cash flow statement disclosed:

- net cash inflow from operating activities of PLN 106,258 thousand;
- net cash outflow from investment activities of PLN 88,711 thousand;
- net cash inflow from financial activities of PLN 3,198 thousand;

and is correctly related to the balance sheet, profit and loss account and the accounting records.

Additional information

The Company prepared the additional information consisting of explanatory notes to the individual balance sheet and profit and loss account items.

Explanatory notes describing tangible assets, intangible assets, financial fixed assets, supplementary capital, reserve capital and reserves correctly present increases and decreases, as well as their basis during the financial year. Limitations imposed on individual assets disclosed in the balance sheet arising from pledges and other security granted to credits were described.

The additional information contains a correct and complete description of the items in the financial statements and the accounting principles applied by the Company, and contains all the information required to be disclosed in Appendix 7 of the Accounting Act and the ordinance of the Council of Ministers of 22 December 1998 on the type, form and scope of current and periodic information and the deadlines for their submission by issuers of securities admitted to public trading.

Management Report on the activities of the Company (Comments of the Management Board)

The Management Report on the activities of the Company in the 2001 financial year was attached to the financial statements. The Management Report contains all the information required by Art 49 of the Accounting Act, the ordinance of the Council of Ministers of 22 December 1998 on the type, form and scope of current and periodic information and the deadlines for their submission by issuers of securities admitted to public trading; with the ordinance of the Council of Ministers of 22 December 1998 on detailed requirements concerning the prospectus and summary prospectus. We have audited the Management Report with regards to the scope of the information disclosed in the financial statements.

Compliance with legal regulations

Management Representation

The certified auditor received a representation letter from the Management Board of the Company in which the Board states that the Company complied with laws in force.

Certified Auditor's Representation

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditor, signed below, confirm that they are on the list of persons entitled to carry out audits and that they are qualified to express an independent opinion on the financial statements of ORBIS S.A.

The audit was carried out in accordance with laws in force and existing professional standards.

Certified Auditor:

Alina Domosławska

persons representing entity
No. 679

Alina Domoslawska
The Member of the Board of Directors
Waclaw Nitka
The Member of the Board of Directors
Deloitte and Touche Audit Services Sp.z o.o.
Warsaw Fredry Str.6

Entity entitled to audit financial statements entered under the number
73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 1 of March 2002

Financial statements

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Introduction

1. The attached financial statements contain the financial figures of the company Orbis S.A. having its registered address in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 55.11. On the regulated market, the Company's operations are classified as miscellaneous services.

2. The attached financial statements present financial figures contained in the balance sheet as of December 31, 2001, in comparison with the respective figures as of December 31, 2000, the profit and loss account, changes in the Company's equity, the cash flow statements as well as additional notes to the above mentioned financial statements relating to the year 2001 comparative to the corresponding figures for the year 2000.

2.1 The current financial statements as well as the comparative financial figures covering the past periods contain cumulative data of all the organizational units of the Company ORBIS S.A. which keep separate accounts.

3. The financial statements have been prepared on the assumption that the Company further continues its business operations.

3.1. The report for the past periods has not been adjusted.

4. ACCOUNTING PRINCIPLES

4.1 Basis for preparation of the financial statements

The financial statements of the Company have been on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended.
The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

4.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost less depreciation calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

4.3 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those subsequently acquired by the Company have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office [GUS]. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.
Work in progress is valued at acquisition price or cost of manufacturing, taking into account exchange rate differences and interest due throughout the duration of investment financing, until its completion.
With respect to work in progress which has been terminated, a provision equal to the costs of securing the construction incurred during the reporting period is set aside. Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

4.4 Financial fixed assets
Investment in capital instruments, i.e. shares and participation in other companies and long term securities are appraised at their acquisition cost.
In case of investments deemed to have permanently deteriorated in value, special earmarked reserves in the amount equivalent to their value loss are set aside.

4.5 Creditors and debtors
Amounts due to creditors and from debtors are reported according to the actual value due to be paid. Transactions in foreign currencies are converted according to the rate of exchange as of the date of transaction. Negative realized and unrealized exchange rate differences arising as a result of difference in the dates of accounting and transaction settlement are shown as financial costs. Positive realized exchange rate differences are reported as financial income while unrealized positive exchange rate differences are shown in the balance sheet as deferred income until they are received.
As of the date of preparation of the financial statements, all amounts due to creditors and from debtors denominated in foreign currencies are converted according to the average rate of exchange of a given currency announced by the President of the National Bank of Poland.
Provisions for receivables and debts are raised according to the rules laid down in Article 37 section 1 points 1, 2 and 3 of the Polish Accounting Act, i.e. provisions are made for receivables from debtors put into liquidation, receivables from debtors in case their petition in bankruptcy has been denied, receivables questioned by debtors and receivables from debtors who have been evading payments for the period exceeding 6 months.
In case of receivables overdue for over 6 months, provisions are set aside according to the following rates:

- over 6 months overdue	50% of the principal debt.
- over 9 months overdue	80% of the principal debt,
- over 1 year overdue	100% of the principal debt.

4.6 Stocks
Stocks of tangible assets are reported at their acquisition price or cost of manufacturing which may not, however, exceed their net realizable value.
Raw materials, goods for resale, foodstuffs and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price.

4.7 Tradable securities, cash and cash equivalents

Tradable securities are valued in the following manner:

- debt securities at their realizable value, while the difference between the acquisition cost and the actual realizable value is appropriated as financial income or reported as financial cost,
- shares, participations and other securities at a lower of the two prices: acquisition cost or market price.

Cash denominated in PLN is appraised according to its nominal value, while cash denominated in foreign currencies is converted into PLN at the purchase rate which may not exceed the average rate announced by the by the President of the National Bank of Poland on the balance date.

4.8 Deferred costs

Deferred costs are reported according to Article 39 of the Polish Accounting Act, i.e. if the expenditures on operating activity relate to the months following the month in which they were incurred, they are cleared during the period to which they relate, while the costs of repairs are absorbed over 12 - 60 months. The costs of the so-called low-priced tangible assets constituting equipment of newly built or thoroughly modernized hotels recently put into operation are absorbed over the period of 24 months.

4.9 Jubilee awards, retirement reimbursement and remunerations for overdue vacations

According to the adopted remuneration scheme, the Company's employees are entitled to jubilee awards in respect of certain duration of service to the Company as well as to retirement reimbursement upon their retirement. As from 1998, a special awards and bonuses provision is set aside.

The amounts due to employees under the retirement reimbursement and jubilee award schemes are assessed by an actuary.

Amounts due to employees under the retirement reimbursement and jubilee award schemes calculated by an actuary as of December 31, 2001, amounted to PLN 49 701 thousand. A provision covering 100% of the above value was set aside for this purpose.

As of December 31, 2001, a provision of PLN 2 339 thousand was set aside for payments due to employees for overdue vacation leaves.

4.10 Deferred income tax provision

According to the Polish law, the Company withholds 28% of taxable income for corporate tax liability in the year 2001. The profit and loss account shows the value of book income tax, i.e. the value of the fiscal income tax less the value of deferred tax. The temporary differences in tax allocation are dealt with by either setting up a separate provision or by crediting the receivables account with the deferred income tax charge arising as a result of various dates of assessing costs for accounting purposes and for taxation purposes. Receivables under deferred taxes may be booked only when their future receipt is feasible.

The main items taken into account for the purpose of calculation of the above mentioned provisions and receivables are:

- provisions for payments due to employees,
- depreciation of fixed assets which are subject to investment allowance (reliefs),
- accrued and unpaid interest on financial deposits as well as accrued and unpaid interest on loans obtained during the repayment period,
- provision calculations include costs of current operations, i.e. costs of energy consumption, commissions of travel agencies, payment of lump-sum remunerations, etc.

4.11 Revenues

Sales have been assessed on the basis of invoiced amounts. Under financial operations, gains from the sale of securities are reported as income from financial operations, while income from foreign currency exchange transactions is accounted for in the margin earned.

4.12. Equity

Equity and other assets and liabilities are assessed at their nominal value.

5. Changes in the principles of accounting and reporting in the financial statements

a) Employment restructuring costs

In the current year, Orbis S.A. changed the principle of reporting severance payments and indemnities related to employment restructuring in the profit and loss account. In the year 2000, these expenses have been posted to costs of products, goods and raw materials sold, while in the year 2001, these expenses are being posted to the item "other operating expenses". The difference equals PLN 6 077 thousand. The above-mentioned change has the following effect upon the balance sheet:

	Actual figure as of Dec 31, 2000	**Would have been according to the current principle**
Costs of products, goods and raw materials sold	537 390	531 313
Other operating costs	14 449	20 526

6. International Accounting Standards

In order to comply with the disclosure obligations imposed upon by the Regulation of the Council of Ministers dated October 10, 2001, concerning detailed conditions to be fulfilled by an issue prospectus and a condensed issue prospectus, the Management Board is obligated to present, in accordance with the guidelines published by the Polish Securities and Exchanges' Commission, the areas in which the principles of accounting adopted by a Company and the data disclosed in its financial statements differ from statements that would have been prepared in accordance with the International Accounting Standards (IAS).

Since the Company does not prepare its financial statements in accordance with the IAS, the areas of the most essential divergences from the IAS which affect the value of assets and liabilities in relation to the result achieved during the current period or other items relating to the Company's equity have been described below.

In order to prepare the financial statements in accordance with the International Accounting Standards, the Company must present comparative figures complying with the IAS. The opening balance may significantly affect the presentation of results pertaining to the reporting period in question and the value of the Company's equity.

It is worthy of note that financial statements are deemed compliant with the IAS only if they meet all the requirements of the IAS with no exceptions to the rule. At the same time, IAS are not intended to be applied to negligible factors.

a) Effects of hyperinflation

Up till the end of 1996, the Polish economy fulfilled the criteria of a hyperinflationary environment. During that period, an official restatement of fixed assets' value was conducted several times, the last revaluation being performed as of January 1, 1995, in accordance with indices announced by the Main Statistical Office [GUS] for individual categories of fixed assets.

According to the International Accounting Standard No 29: "Financial Reporting in Hyper-Inflationary Economies" (IAS 29), the value of assets and liabilities should be presented at the end of the hyperinflationary reporting period in current prices as at the balance date which at the same time should constitute the unit of valuation of assets and liabilities during subsequent reporting periods. According to IAS 29, restatements of amounts should be calculated on the basis of general price growth indices and restatements of the value of fixed assets should be performed during the last hyperinflationary reporting period, i.e. as at December 31, 1996.

In all the other essential aspects, the financial statements are prepared according to the historic cost principle.

b) Lease contracts

In the past, the Company was a party to 2 (two) lease contracts in respect of construction and operation of two hotels. Since the contracts were qualified as operating lease agreements, the rental payments were appropriated as costs upon their payment. According to the IAS, the agreements would have been classified as finance leases, thus hotels would have been regarded as balance sheet assets on which depreciation should have been calculated.

As a result, financial statements prepared in full compliance with the International Accounting Standards would disclose higher asset and equity value and lower profits for the current reporting period. Cost deferral for the purpose of balance sheet accounting as well as for the purpose of tax payments, leading to an increase in deferred tax provisions, would bring about an additional impact upon such lease transaction accounting.

c) Perpetual free-hold of land

The Company discloses the title to perpetual free-hold of land at acquisition price, which may not reflect the actual market value of the land. If the right to perpetual free-hold is acquired gratuitously by the Company, it is not disclosed in the balance sheet. According to the IAS, such titles should be recorded at acquisition cost, however, an alternative method allows for their accounting at the actual market value.

d) Costs of joint-stock company expansion

Accrued capitalized costs of share capital increase are accounted for as intangible assets by the Company.
According to the International Accounting Standards, accrued capitalized costs of share capital increase should be charged to financial results during the year in which they were incurred.

e) Cash equivalents

Bonds and bills with maturity less than 3 months which are highly liquid and their price does not fluctuate significantly are disclosed by the Company as tradable securities. According to the International Accounting Standards, such securities should be classified under the item „Other cash equivalents".

f) Costs of repairs

In respect of other material costs of repairs and overhauls carried out in past years which did not significantly improve the income from fixed assets, the Company applied the policy of their allocation under the item „Deferred costs". The International Accounting Standards require that the repair and overhaul costs be appropriated to the financial result for the period during which they were incurred.

g) Financial instruments

The Polish Accounting Act of September 29, 1994, does not set forth detailed regulations concerning the accounting, valuation and reporting financial instruments, including derivatives. The main point of divergence from the provisions of the IAS 39 is the recognition of derivatives on the balance sheet on the basis of their fair value. According to the accounting principles adopted by the Company, the transactions of this type which are not settled as of the balance sheet date are disclosed in an off-balance sheet register. They are entered in the accounting books on the settlement day.

According to the IAS 39, change in the fair value of derivatives is recognized in the profit and loss account, save for a situation when a given instrument is a hedging instrument to offset the risk related to an asset reported in the balance sheet, liability, or future transaction or liability that are not reported in the balance sheet.

h) Franchise fees related to joining Accor's hotel systems

In accordance with the General Franchise Agreement dated July 26, 2000, entered into by and between Orbis S.A. and Accor Poland as well as Annex No 3 to this Agreement, Orbis hotels that enter one of Accor's hotel systems are bound to pay a single franchise fee payable in three equal annual installments.
The Company accounts for costs of these fees in accordance with the provisions laid down in the Agreement, i.e. on the basis of invoices received from Accor Poland.
In accordance with the International Accounting Standards, the fee should be regarded as an intangible asset and a deferred payment.

7. In respect of the reporting period covered by the financial statements and the comparative financial data, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1/ Balance sheet figures - the average rate of exchange quoted by the NBP:
- on December 31, 2001, i.e. 1 € = 3.5219 PLN,
- on December 31, 2000, i.e. 1 € = 3.8544 PLN,

2/ Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e.:
- from January 1, 2001, until December 31, 2001, 1 € = 3.6170 PLN,
- from January 1, 2000, until December 31, 2000, 1 € = 4.0046 PLN.

Year 2000	Rate of exchange of the Euro on the last day of the month	**Year 2001**	Rate of exchange of the Euro on the last day of the month
31.01.00	4.1250	31.01.01	3.8015
29.02.00	4.0539	28.02.01	3.7535
31.03.00	3.9650	30.03.01	3.6170
28.04.00	4.0226	30.04.01	3.5364
31.05.00	4.0894	31.05.01	3.3969
30.06.00	4.2075	29.06.01	3.3783
31.07.00	4.0108	31.07.01	3.7110
31.08.00	3.9157	31.08.01	3.8843
29.09.00	3.9960	28.09.01	3.8810
31.10.00	3.9325	31.10.01	3.7069
30.11.00	3.8824	30.11.01	3.6223
29.12.00	3.8544	31.12.01	3.5219
Arithmetic mean	**4.0046**	**Arithmetic mean**	**3.6509**

Annual Report SA-R 2001

(In accordance with § 1 section 2 and § 57 section 1 item 3 of the Ordinance of the Council of Ministers dated October 16, 2001 - Journal of Laws no. 139, entry 1569)

(for issuers of securities with the business profile of production, construction, trade or services)

For the current year, period from	**01.01.2001**	to	**31.12.2001**
and for the prior year, period from	01.01.2000	to	31.12.2000
Date submitted	28.03.2002		

ORBIS Spółka Akcyjna
(pełna nazwa emitenta)

Orbis S.A. (skrócona nazwa emitenta)	**services** (sektor wg klasyfikacji GPW w Warszawie)
00 028 (kod pocztowy)	**Warszawa** (miejscowość)
Bracka (ulica)	**16** (numer)
827 34 25 (telefon, faks)	**sekret114@orbis.pl** (e-mail)
526-025-04-69 (NIP)	**66239529** (REGON)

Delloitte & Touche Audit Services Sp. z o.o. (chartered auditors	**01.03.2001 r.** (date of opinion issuance)

Annual Report SA-R 2001 comprises :

- ☑ President's Letter to Shareholders
- ☑ Opinion of chartered auditors on the audit of financial statements
- ☑ Financial statements :
  - ☑ Introduction
  - ☑ Balance Sheet
  - ☑ Profit and Loss Account
  - ☑ Statement of Shareholders' Equity
  - ☑ Cash Flow Statement
  - ☑ Notes to financial statements and additional notes
- ☑ Board of Director's Report on the Company's operations
- ☑ Report of chartered auditors on the audit of financial statements

FINANCIAL HIGHLIGHTS 2001	in thousands of PLN	in thousands of EURO
I. Net sales revenues	681 511	186 669
II. Operating profit (loss)	46 421	12 715
III. Profit (loss) before taxation	71 154	19 489
IV. Net profit (loss)	50 978	13 963
V. Total Assets (as at Dec. 31, 2001)	1 291 770	366 782
VI. Total liabilities (as at Dec. 31, 2001)	106 962	30 371
VII. Long-term liabilities (as at Dec. 31, 2001)	16 507	4 687
VIII. Short-term liabilities (as at Dec. 31, 2001)	90 455	25 684
IX. Shareholders' equity (as at Dec. 31, 2001)	1 098 900	312 019
X. Share capital (as at Dec. 31, 2001)	92 154	26 166
XI. Number of shares (as at Dec. 31, 2001)	46 077 008	46 077 008
XII. Earnings (loss) per ordinary share (in PLN/EURO)	1,11	0,30
XIII. Diluted earnings (loss) per ordinary share (in PLN/EURO)	-	-
XIV. Book value per share (in PLN/EURO) (as at Dec. 31, 2001)	23,85	6,77
XV. Diluted book value per share (in PLN/EURO) (as at Dec. 31, 2001)	-	-
XVI. Declared or paid-out dividend per ordinary share (in PLN/EURO)	-	-

ORBIS S.A. SA-R 2001 in thousands of PLN

BALANCE SHEET

Balance as at	Note	Dec. 31, 2001	Dec. 31, 2000
ASSETS			
I. Fixed assets		**1 157 948**	**1 094 426**
1. Intangible assets	1	21 728	24 343
2. Tangible fixed assets	2	1 060 105	997 777
3. Financial fixed assets	3	76 115	72 306
4. Long-term receivables	4	0	0
II. Current assets		**124 036**	**151 477**
1. Inventories	5	14 008	17 363
2. Current receivables	6	34 230	47 878
3. Own shares in treasury	7	0	0
4. Current marketable securities	8	0	31 183
5. Cash and cash equivalents	9	75 798	55 053
III. Deferred expenses and income tax	10	9 786	11 199
1. Deferred income tax		3 896	3 523
2. Deferred expenses and other deferred assets		5 890	7 676
Total Assets		1 291 770	1 257 102
SHAREHOLDERS' EQUITY AND LIABILITIES			
I. Shareholders' Equity		1 098 900	1 048 547
1. Share capital	11	92 154	92 154
2. Not paid-up share capital (negative value)		0	0
3. Reserve capital	12	674 404	588 341
4. Revaluation reserve capital		281 627	283 245
5. Other reserve capitals	13	0	0
6. Foreign currency translation differences on the Company's foreign branches		0	0
7. Prior years' non-distributed profit (uncovered loss)	14	-263	0
8. Net profit (loss)		50 978	84 807
II. Provisions		49 702	57 303
1. Provisions on income tax	15	0	0
2. Other provisions	16	49 702	57 303
III. Liabilities		106 962	122 488
1. Long-term liabilities	17	16 507	26 758
2. Current liabilities	18	90 455	95 730
IV. Accrued expenses and deferred income	19	36 206	28 764
Total Shareholders' Equity and Liabilities		1 291 770	1 257 102

Book value		1 098 900	1 048 547
Number of shares		46 077 008	46 077 008
Book value per share (in PLN) - basic	20	23,85	22,76
Expected number of shares		-	-
Book value per share (in PLN) - diluted	20	-	-

OFF-BALANCE-SHEET LIABILITIES

Balance as at	Dec. 31, 2001	Dec. 31, 2000
a) total value of guarantees extended, of which:	4 993	42 704
- for subsidiary companies	4 993	41 766
- for associated companies	4 993	938
- for the parent company	0	0
- for other companies	0	0
b) other off-balance-sheet liabilities, by virtue of:	0	938
-	0	0
Total off-balance-sheet liabilities	4 993	938

ORBIS S.A. SA-R 2001 in thousands of PLN

PROFIT AND LOSS ACCOUNT

Year ended	Note	Dec. 31, 2001	Dec. 31, 2000
I. Net sales revenues		681 511	778 257
1. Net sales of products	21	675 448	772 505
2. Net sales of merchandise and raw materials	22	6 063	5 752
II. Cost of sales		503 365	537 390
1. Cost of products sold	23	501 149	535 408
2. Cost of merchandise and raw materials sold		2 216	1 982
III. Gross profit (loss) on sales (I-II)		178 146	240 867
IV. Distribution expenses		39 867	43 013
V. General administrative expenses		89 701	99 889
VI. Profit (loss) on sales (III-IV-V)		48 578	97 965
VII. Other operating income	24	29 808	19 468
VIII. Other operating expenses	25	31 965	14 449
IX. Operating profit (loss) (VI+VII-VIII)		46 421	102 984
X. Income on shares in other companies	26	2 436	99
XI. Income on other financial fixed assets	27	0	0
XII. Other financial income	28	29 268	24 872
XIII. Financial expenses	29	7 136	6 607
XIV. Profit (loss) on ordinary activities (IX+X+XI+XII-XIII)		70 989	121 348
XV. Extraordinary items (XV.1. - XV.2.)		165	158
1. Extraordinary gains	30	299	459
2. Extraordinary losses	31	134	301
XVI. Profit (loss) before taxation		71 154	121 506
XVII. Corporate income tax	32	20 176	36 699
XVIII. Other obligatory profit decreases (loss increases)	33	0	0
XIX. Net profit (loss)	34	50 978	84 807

Net profit (loss) for 12 months		50 978	84 807
Weighted average number of ordinary shares		46 077 008	46 077 008
Earnings (loss) per ordinary share (in PLN) - basic	35	1,11	1,84
Expected weighted average number of ordinary shares		-	-
Earnings (loss) per ordinary share (in PLN) - diluted	35	-	-

ORBIS S.A. SA-R 2001 in thousands of PLN

STATEMENT OF SHAREHOLDERS' EQUITY

Year ended	Dec. 31, 2001	Dec. 31, 2000
I. Shareholders' Equity at the beginning of period (opening balance)	1 048 547	963 740
a) restatement due to changes in accepted accounting principles (polices)	0	0
b) corrections of material faults	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 048 547	963 740
1. Share capital at the beginning of period	92 154	92 154
1.1. Changes in share capital	0	963 740
a) additions, of which:	0	963 740
- issuance of shares	0	0
-		
b) reductions, of which:	0	963 740
- retirement of shares	0	0
-		
1.2. Share capital at end of period	92 154	963 740
2. Not paid-up share capital at the beginning of period	0	0
2.1. Change in not paid-up share capital	0	0
a) addition		
b) deduction		
2.2. Not paid-up share capital at end of period	0	0
3. Reserve capital at the beginning of period	588 341	496 110
3.1. Changes in reserve capital	86 063	92 231
a) additions, of which:	86 063	92 231
- additional paid-in capital from issuance of shares	0	0
- distribution of profit (by law)	0	0
- distribution of profit (in excess of value required by law)	84 807	90 943
- transfer from reserve fund as a result of revaluation	1 256	1 288
b) reductions, of which:	0	0
- coverage of loss		
-		
3.2. Reserve capital at end of period	674 404	588 341
4. Revaluation capital at the beginning of period	283 245	284 533
4.1. Changes in revaluation capital	(1 618)	(1 288)
a) additions, of which:	0	0
-		
b) reductions, of which:	1 618	1 288
- sale or disposal of tangible fixed assets	1 256	1 288
-	362	0
4.2. Revaluation capital at end of period	281 627	283 245
5. Other reserve capital at the beginning of period	0	0
5.1. Changes in other reserve capital	0	0
a) additions, of which:	0	0
-		
b) reductions, of which:	0	0
-		
5.2. Other reserve capital at end of period	0	0
6. Foreign currency translation differences on the Company's foreign branches	0	0
7. Prior years' non-distributed profit or uncovered loss at the beginning of period	84 807	90 943
7.1. Prior years' non-distributed profit at the beginning of period	84 807	90 943
a) restatement due to changes in accepted accounting principles (polices)	0	0
b) corrections of material faults	0	0
7.2. Prior years' non-distributed profit at the beginning of period, after restatement to comparative data	84 807	90 943
a) additions, of which:	0	0
- distribution of profit	0	0
-		
b) reductions, of which:	84 807	90 943
-	84 807	90 943
7.3. Prior years' non-distributed profit at end of period	0	0

ORBIS S.A. SA-R 2001 in thousands of PLN

7.4. Prior years' uncovered loss at the beginning of period	0	0
a) restatement due to changes in accepted accounting principles (polices)	0	0
b) corrections of material faults	0	0
7.5. Prior years' uncovered loss at the beginning of period, after restatement to comparative data	0	84 807
a) additions, of which:	263	84 807
- takeover of office building as a result of property restitution	263	84 807
-		
b) reductions, of which:	0	0
-		
7.6. Prior years' uncovered loss at end of period	263	0
7.7. Prior years' non-distributed profit or uncovered loss at end of period	0	0
8. Net profit (loss)	50 978	84 807
a) net profit	50 978	84 807
b) net loss	0	0
II. Shareholders' Equity at end of period (closing balance)	1 098 900	1 048 547

CASH FLOW SATEMENT

Year ended		
A. Net cash flows - Operating activities (I-II) - direct method	-	-
I. Cash provided by operating activities	-	-
1. Sales revenues, of which:	-	-
a) sales of products	-	-
b) sales of merchandise	-	-
c) sales of raw materials	-	-
2. Other income	-	-
II. Cash used in operating activities	-	-
1. Purchase costs, of which:	-	-
a) purchases of merchandise	-	-
b) purchases of raw materials	-	-
2. Energy consumed	-	-
3. Third party work	-	-
4. Taxes and charges	-	-
5. Salaries and wages	-	-
6. Social security and other employee benefits paid	-	-
7. Corporate income tax paid	-	-
8. Other expenses	-	-
A. NET CASH FLOWS - OPERATING ACTIVITIES (I+/-II) - indirect method *)	106 258	160 815
I. Net profit (loss)	50 978	84 807
II. Total adjustments	55 280	76 008
1. Depreciation and amortisation	67 738	59 847
2. (Gain) loss on foreign exchange differences	(26)	0
3. Interest and dividends	1 674	4 106
4. (Gain) loss on investing activities	(23 418)	(872)
5. Change in other provisions	(7 600)	(939)
6. Corporate income tax as disclosed in the Profit and Loss Account	20 176	36 699
7. Corporate income tax paid	(18 097)	(23 249)
8. Change in inventories	3 355	3 351
9. Change in receivables	10 925	(9 396)
10. Change in current liabilities (excluding loans and bank credits)	(8 035)	4 590
11. Change in deferred and accrued expenses	9 218	820
12. Change in deferred income	10	22
13. Other adjustments	(640)	1 029

ORBIS S.A. SA-R 2001 in thousands of PLN

B. NET CASH FLOWS - INVESTING ACTIVITIES (I-II)	(88 711)	(126 530)
I. Cash provided by investing activities	65 964	315 743
1. Sales of intangible assets	55	118
2. Sales of tangible fixed assets	8 792	2 036
3. Disposal of financial fixed assets, of which:	23 009	2
- securities of subsidiary companies	0	0
- securities of associated companies	22 736	0
- securities of the parent company	0	0
4. Disposal of current marketable securities	31 672	312 800
5. Long-term loans collected	0	0
6. Dividends received	2 436	99
7. Interest received	0	688
8 . Other income	0	0
II. Cash used in investing activities	(154 675)	(442 273)
1. Purchases of intangible assets	(1 909)	(1 790)
2. Purchases of tangible fixed assets	(131 913)	(251 135)
3. Acquisition of financial fixed assets, of which:	(9 690)	(33 950)
- securities of subsidiary companies	(7 684)	(2 079)
- securities of associated companies	(1 500)	0
- securities of the parent company	0	0
4. Acquisition of own shares for treasury	0	0
5. Acquisition of current marketable securities	0	(145 626)
6. Long-term loans granted	(1 904)	0
7. Other expenses	(9 259)	(9 772)
C. NET CASH FLOWS - FINANCING ACTIVITIES (I-II)	3 198	(15 097)
I. Cash provided by financing activities	17 746	0
1. Long-term bank credits and loans contracted	17 746	0
2. Issuance of bonds or other long-term notes payable	0	0
3. Current bank credits and loans contracted	0	0
4. Issuance of bonds or other current commercial papers	0	0
5. Issuance of shares	0	0
6. Additional paid-in capital	0	0
7. Other income	0	0
II. Cash used in financing activities	(14 548)	(15 097)
1. Payments of long-term bank credits and loans	0	0
2. Redemption of bonds and other long-term notes payable	0	0
3. Payments of current bank credits and loans	(11 371)	(11 566)
4. Redemption of bonds or other current commercial papers	0	0
5. Issuance of shares expenses	0	0
6. Own shares bought back to be retired	0	0
7. Dividends and other payments to shareholders	0	0
8. Management and Supervisory Board remuneration from net profit	0	0
9. Charitable contributions	0	0
10. Finance lease commitments paid	0	0
11. Interest paid	(3 177)	(3 531)
12. Other expenses	0	0
D. TOTAL NET CASH FLOWS (A+/-B+/-C)	20 745	19 188
E. CHANGE IN BALANCE-SHEET CASH AND CASH EQUIVALENTS	20 745	19 188
- of which change in cash and cash equivalents due to foreign exchange differences	0	0
F. CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	55 053	35 865
G. CASH AND CASH EQUIVALENTS - END OF PERIOD (F+/- D)	75 798	55 053
- of which those with restricted availability		

ORBIS S.A. SA-R 2001 in thousands of PLN

NOTES TO FINANCIAL STATEMENTS

NOTE 1A

INTANGIBLE ASSETS	Dec. 31, 2001	Dec. 31, 2000
a) amortized organization and expansion costs	2 352	3 893
b) research and development costs	0	0
c) goodwill	1 003	1 551
d) concessions, patents, licenses and similar assets purchased; of which:	300	0
- computer software	1 359	2 016
e) perpetual use of land rights purchased	16 544	16 748
f) other intangible assets	116	135
g) prepaid intangible assets	54	0
Total intangible assets	**21 728**	**24 343**

)RBIS S.A. SA-R 2001 in thousands of PLN

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category

	a) amortized organization and expansion costs	b) research and development costs	c) goodwill	d) concessions, patents, licenses and similar assets purchased	e) computer software purchased	f) perpetual use of land rights purchased	g) other intangible assets	h) prepaid intangible assets	**Total intangible assets**
a) gross value at beginning of period	7 704	0	2 737	0	7 520	17 523	268	**0**	**35 752**
b) additions, of which:	0	0	0	813	1 618	52	0	**54**	**2 537**
- investment additions	0	0	0	41	641	0	0	**0**	**682**
- purchases	0	0	0	208	942	52	0	**0**	**1 202**
- other	0	0	0	564	35	0	0	**54**	**653**
c) reductions, of which:	0	0	0	22	754	431	15	**0**	**1 222**
- disposal	0	0	0	0	22	0	0	**0**	**22**
- liquidation	0	0	0	22	141	431	15	**0**	**609**
- other	0	0	0	0	591	0	1	**0**	**592**
d) gross value at end of period	**7 704**	**0**	**2 737**	**791**	**8 384**	**17 144**	**253**	**54**	**37 067**
e) accumulated amortization at beginning of period	3 811	0	1 184	0	5 504	775	133	**0**	**11 407**
f) amortization for the period, of which:	1 541	0	547	491	1 521	(175)	4	**0**	**3 929**
- annual write-off	1 541	0	547	278	1 912	257	19	**0**	**4 554**
- sale & liquidation	0	0	0	(11)	(170)	(431)	(15)	**0**	**(627)**
- other	0	0	0	224	(221)	0	0	**0**	**3**
g) accumulated amortization at end of period	**5 352**	**0**	**1 734**	**491**	**7 025**	**600**	137	**0**	**15 339**
h) net value at end of period	**2 352**	**0**	**1 003**	**300**	**1 359**	**16 544**	**116**	**54**	**21 728**

ORBIS S.A. SA-R 2001 in thousands of PLN

NOTE 2A

TANGIBLE FIXED ASSETS	Dec. 31, 2001	Dec. 31, 2000
a) tangible assets, of which:	1 013 060	830 618
- land	3 339	3 339
- buildings and structures	880 296	706 452
- machinery and technical equipment	74 961	75 306
- transportation vehicles	3 916	3 486
- other tangible assets	50 548	42 035
b) investments in progress	37 350	166 668
c) prepaid investments	9 695	491
Total tangible fixed assets	1 060 105	997 777

ORBIS S.A. SA-R 2001 in thousands of PLN

NOTE 2B

CHANGES IN TANGIBLE FIXED ASSETS - by category

	- land	- buildings and structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	**Total tangible fixed assets**
a) gross value at beginning of period	3 339	1 061 356	228 089	6 542	98 835	**1 398 161**
b) additions, of which:	0	209 658	21 030	1 846	25 076	**257 610**
- investment additions	0	184 837	12 100	317	9 393	**206 647**
- purchases	0	17 269	7 316	1 332	14 746	**40 663**
- revaluation	0	0	0	0	0	**0**
- other	0	7 552	1 614	197	937	**10 300**
c) reductions, of which:	0	6 961	9 595	889	3 801	**21 245**
- sale	0	537	2 199	635	1 059	**4 429**
- liquidation	0	59	4 254	0	1 265	**5 578**
- revaluation	0	0	0	0	0	**0**
- other	0	6 365	3 142	254	1 477	**11 238**
d) gross value at end of period	3 339	1 264 054	239 524	7 499	120 110	**1 634 526**
e) accumulated depreciation at beginning of period	0	354 904	152 783	3 055	56 800	**567 542**
f) depreciation for the period, of which:	0	28 854	11 780	528	12 762	**53 924**
- annual write-off	0	28 961	17 597	1 048	15 578	**63 184**
- sale & liquidation	0	(321)	(5 837)	(523)	(2 215)	**(8 896)**
- revaluation	0	0	0	0	0	**0**
- other		214	20	3	(601)	**(364)**
g) accumulated depreciation at end of period	0	383 758	164 563	3 583	69 562	**621 466**
h) unplanned write-offs						
h) net value at end of period	3 339	880 296	74 961	3 916	50 548	**1 013 060**

ORBIS S.A. SA-R 2001 in thousands of PLN

NOTE 2C

BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	Dec. 31, 2001	Dec. 31, 2000
a) owned	1 013 060	830 235
b) used under leasing, rent, tenancy or similar contract, of which:	0	0
-		
Total balance-sheet tangible fixed assets	**1 013 060**	**830 235**

NOTE 2D

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	Dec. 31, 2001	Dec. 31, 2000
used under leasing, rent, tenancy or similar contract, of which:	153 067	190 186
- value of land used perpetually	148 458	188 776
- leased fixed assets	4 609	1 410
Total off-balance-sheet tangible fixed assets	153 067	190 186

NOTE 3A

FINANCIAL FIXED ASSETS	Dec. 31, 2001	Dec. 31, 2000
a) shares, of which:	72 796	70 578
- in subsidiary companies	23 762	16 578
- in associated companies	4 525	9 349
- in the parent company	0	0
b) long-term loans granted, of which:	3 288	1 697
- to subsidiary companies	0	0
- to associated companies	3 288	1 697
- to the parent company	0	0
c) other securities, of which:	31	31
- of subsidiary companies	0	0
- of associated companies	0	0
- of the parent company	0	0
d) other ownership rights (by type)	0	0
-		
e) other components of financial fixed assets	0	0
Total financial fixed assets	76 115	72 306

ORBIS S.A. SA-R 2001 in thousands of PLN

NOTE 3B

CHANGES IN FINANCIAL FIXED ASSETS - by categories

	a) shares, of which those in:	- subsidiary companies	- associated companies	- the parent company	b) long-term loans granted, of which those to:	- subsidiary companies	- associated companies	- the parent company
a) balance at beginning of period	70 578	16 578	9 349	0	1 697		1 697	
b) additions, of which:	9 190	7 184	2 000	0	1 944	0	1 944	0
- acquisition	9 190	7 184	2 000					
- loans granted					1 944		1 944	
-								
c) reductions, of which:	6 972	0	6 824	0	353	0	353	0
- loan repayment					242		242	
- sale	6 972		6 824					
- other					111		111	
d) balance at end of period	72 796	23 762	4 525	0	3 288	0	3 288	0
Total financial fixed assets	72 796	23 762	4 525	0	3 288	0	3 288	0

NOTE 3C

CHANGES IN FINANCIAL FIXED ASSETS - by categories, continued

	c) other securities, of which those of:	- subsidiary companies	- associated companies	- the parent company	d) other ownership rights (by type)				e) other components of financial fixed assets	**Total financial fixed assets**
					-	-	-	-		
a) balance at beginning of period	31									72 306
b) additions, of which:										11 134
- acquisition										9 190
- loans granted										1 944
-										0
c) reductions, of which:										7 325
- loan repayment										242
- sale										6 972
- other										111
d) balance at end of period	31									76 115
Total financial fixed assets	31									76 115

ORBIS S.A. SA-R 2001 in thousands of PLN

NOTE 3D

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES (INVESTMENTS)

No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Nature of association	Method of consolidation used	Date of control take-over	Value of shares at purchase price	Total revaluation write-downs	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than in items j) and k)
1.	Silnowa Sp. z o.o.	Wilkasy	hotel and restaurant	subsidiary	non	1990	1 650	1400	250	100,00	100,00	-
2.	OrbisTransport Sp.zo.o. War	Warszawa	transportation	subsidiary	full	1993	11 887		11 887	b) 82,38	82,38	-
3.	PBP"Orbis" Sp. z o.o.	Warszawa	tourism	subsidiary	full	1993	11 624		11 624	69,88*	70,41	-
4	PH Majewicz Sp. z o.o.	Bydgoszcz	hotel and restaurant	affiliate	non	-	1 161**		1161**	49,00	49,00	-
5	Orbis Casino Sp. z o.o.	Warszawa	lotteries	affiliate	equity method	-	864		864	33,33	33,33	-
6	Globis Poznań Sp. z oo	Warszawa	real property devel. & administration	affiliate	non	-	2 000		2 000	25,00	25,00	-
7	Globis WrocławSp. z oo	Warszawa	real property devel. & administration	affiliate	non	-	500		500	25,00	25,00	-

*/Initial capital: PLN 4 505 000 - resolution of the General Assembly of Shareholders no 15/2001 dated Oct 28, 2001 on reduction of capital (by PLN 5000) and a simultaneous increase (by PLN 10 000) is pending registration.

The one share newly acquired by Orbis S.A. (PLN 1000) in the increased capital is partially covered (PLN 400) by redeemed shares (contribution), and partially (PLN 600) is to be paid in cash.

**/ the value of shares was adjusted to take into account the surplus valuation of contribution brought to the company, i.e. PLN 995 thousand (PLN 2 156).

NOTE 3E

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES (INVESTMENTS) - continued

No.	a	m					n		o		p	r	s	t
	Name of company and legal status	Shareholders' Equity, of which:					Liabilities of which:		Receivables of which:		Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
		Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which: Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities		- long-term receivables				
1.	Silnowa Sp. z o.o.	1 650	-	792	(110)	(148)	80	-	81	-	3 242	1 528		
2.	Orb.Trans.Sp.zo.o.	14 429	-	9 764	-	2 086	32 298	-	13 381	-	60 668	67 559		
3.	PBP"Orbis"Spzo.o.	16 454	-	7 795	-	115	19 967	15	14 877	15	50 162	182 920		
4.	Majewicz Sp.z o.o.*	4 400	-	23	(1 800)	(268)	2 045	-	441	-		8 595		
5.	Orbis Casino Sp.zo.o.	2 592	-	2 840	-	1 368	11 376	4 500	982	-	18 686	286 487		1 700
6.	Globis PoznańSp.zo.o	8 000	-	0	-	(75)	8 191	7 391	268	-	17 822	15		
7	Globis WrocławSp.zo.o	2 000	(2 000)	-	-	(8)	10	-	2	-	0	0	500	

*/Initial capital: PLN 4 505 000 - resolution of the General Assembly of Shareholders no 15/2001 dated Oct 28, 2001 on reduction of capital (by PLN 5000) and a simultaneous increase (by PLN 10 000) is pending registration.

The one share newly acquired by Orbis S.A. (PLN 1000) in the increased capital is partially covered (PLN 400) by redeemed shares (contribution), and partially (PLN 600) is to be paid in cash.

NOTE 3F - SHARES IN OTHER COMPANIES (INVESTMENTS)

SHARES IN OTHER COMPANIES (INVESTMENTS)								
No.	a	b	c	d	e	f	g	h
	Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid-up by the Company	Dividends received or receivable for the last year
1.	Bank Współpracy Europejskiej S.A.	Warszawa	banking services	1 275	1,09	1,09	-	43
2	Polcard S.A.	Warszawa	credit card services	300	9,9	11,63	-	392
3	Polskie Hotele Sp.w likwidacji	Warszawa	hotel supplies' services	0	0,80	0,80	-	-
4	Rena-Kord S.A.w upadłości	Łódź	production, sale of textiles, industrial articles and agricultural products	0	0,01	0,01	-	-
5	AWSA Holland H.B.V.	Amsterdam	managment over company holding AWSA shares	42 501	9,22	9,22		-
6	Tarpan Sp. z o.o. w likwidacji	Poznań	motor idustry, furniture, trade	0	0,08	0,08	-	-
7	Fabr. Maszyn-Kowary w likwidacji	Kowary	machine industry	0	0,14	0,14	-	-
8	Walewice Sp.z o.o.w likwidacji	Walewice	leisure, trade & foodstuff industry	0	38,05	14,29	-	-
9	PPTE "Diament"S.A.	Warszawa	employee pension fund	432	16,0	16,0	-	

NOTE 3G

LONG-TERM LOANS GRANTED - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	3 288	1 697
b) in foreign currencies (and restated in PLN)		
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
b3. unit / currency .... /		
in thousands PLN		
-		
b4. in other foreign currencies restated in thousands PLN		
Total long-term loans granted	**3 288**	**1 697**

NOTE 3H

LONG-TERM SECURITIES AND OTHER OWNERSHIP RIGHTS - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	72 827	70 609
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /	-	-
in thousands PLN	-	-
b2. unit / currency .... /	-	-
in thousands PLN	-	-
b3. unit / currency .... /	-	-
in thousands PLN	-	-
-	-	-
b4. in other foreign currencies restated in thousands PLN	-	-
Total long-term securities and other ownership rights	72 827	70 609

NOTE 31

LONG-TERM SECURITIES AND OTHER OWNERSHIP RIGHTS - by marketability	Dec. 31, 2001	Dec. 31, 2000
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...	0	0
B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...		

C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...	0	0
D. Securities with restricted marketability (balance sheet value)	72 827	70 609
a) shares (balance sheet value)	72 796	70 578
- revaluation adjustments (balance)	1 975	1 976
- value at purchase prices	74 771	72 554
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	31	31
c1. ...	31	31
- revaluation adjustments (balance)		0
- value at purchase prices	31	31
...		0
Total value at purchase prices	74 802	72 585
Total revaluation adjustments (balance)	1 975	1 976
Total balance sheet value	72 827	70 609

NOTE 3J

OTHER COMPONENTS OF FINANCIAL FIXED ASSETS - by currency	**Dec. 31, 2001**	Dec. 31, 2000
a) in Polish currency (PLN)	-	-
b) in foreign currencies (and restated in PLN)	-	-
b1. unit / currency .... /	-	-
in thousands PLN	-	-
b2. unit / currency .... /	-	-
in thousands PLN	-	-
b3. unit / currency .... /	-	-
in thousands PLN	-	-
-	-	-
b4. in other foreign currencies restated in thousands PLN	-	-
Total other components of financial fixed assets	-	-

NOTE 4A

LONG-TERM RECEIVABLES	Dec. 31, 2001	Dec. 31, 2000
a) long-term trade accounts receivable, of which:	-	-
- from subsidiary companies	-	-
- from associated companies	-	-
- from the parent company	-	-
b) other long-term receivables, of which:	-	-
- from subsidiary companies	-	-
- from associated companies	-	-
- from the parent company	-	-
Net long-term receivables	-	-
c) allowance for doubtful accounts (positive value)	-	-
Gross long-term receivables	-	-

NOTE 4B

CHANGES IN LONG-TERM RECEIVABLES	Dec. 31, 2001	Dec. 31, 2000
a) balance at the beginning of period	-	-
b) additions, of which:	-	-
-	-	-
c) reductions, of which:	-	-
-	-	-
Long-term receivables at end of period	-	-

NOTE 4C

CHANGES IN ALLOWANCE FOR DOUBTFUL LONG-TERM	Dec. 31, 2001	Dec. 31, 2000
a) balance at the beginning of period	-	-
b) additions, of which:	-	-
-	-	-
c) applications, of which:	-	-
-	-	-
d) cancellations, of which:	-	-
-	-	-
Allowance for doubtful long-term receivables at end of period	-	-

NOTE 4D

LONG-TERM RECEIVABLES - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	-	-
b) in foreign currencies (and restated in PLN)	-	-
b1. unit / currency .... /	-	-
in thousands PLN	-	-
b2. unit / currency .... /	-	-
in thousands PLN	-	-
b3. unit / currency .... /	-	-
in thousands PLN	-	-
-	-	-
b4. in other foreign currencies restated in thousands PLN	-	-
Total long-term receivables	-	-

NOTE 5

INVENTORIES	Dec. 31, 2001	Dec. 31, 2000
a) raw materials	13 127	16 483
b) work in process	0	0
c) finished products	0	0
d) merchandise	626	620
e) prepaid supplies	255	260
Total inventories	14 008	17 363

NOTE 6

CURRENT RECEIVABLES	Dec. 31, 2001	Dec. 31, 2000
a) trade accounts receivable, of which:	19 451	21 494
- from subsidiary companies	1 106	1 103
- from associated companies	365	89
- from the parent company	0	0
b) other receivables from subsidiary companies	0	7 184
c) other receivables from associated companies	0	0
d) other receivables from the parent company	0	0
e) taxes recoverable, grants and social security receivable	5 615	10 201
f) dividends receivable	0	0
g) other receivables	9 125	8 993
h) receivables in litigation	39	5
Net current receivables	34 230	47 878
i) allowance for doubtful accounts (positive value)	3 699	3 668
Gross current receivables	37 929	51 546

NOTE 6B

CHANGES IN ALLOWANCE FOR DOUBTFUL CURRENT RECEIVABLES	Dec. 31, 2001	Dec. 31, 2000
a) balance at beginning of period	3 668	2 789
b) additions, of which:	2 183	2 115
- debtors in bankruptcy	103	15
- doubtful execution of receivables	1 338	1 812
- other	742	288
c) applications, of which:	780	285
- debtors in bankruptcy	8	8
- doubtful execution of receivables	605	188
- other	167	89
d) cancellations, of which:	1 372	951
- debtors in bankruptcy	26	12
- doubtful execution of receivables	800	624
- other	546	315
Allowance for doubtful current receivables at end of period	3 699	3 668

NOTE 6C

GROSS CURRENT RECEIVABLES - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	32 534	45 716
b) in foreign currencies (and restated in PLN)	1 696	2 162
b1. unit / currency thousands /DM	259	15
in thousands PLN	467	8
b2. unit / currency thousands / USD	145	125
in thousands PLN	577	517
b3. unit / currency thousands / BEF	0	5
in thousands PLN	0	1
b4. unit / currency thousands / ITL..	2 600	1 673
in thousands PLN	5	3
b4. in other foreign currencies restated in thousands PLN	647	1 633
Total current receivables	34 230	47 878

NOTE 6D

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	Dec. 31, 2001	Dec. 31, 2000
a) to 1 month	13 740	14 805
b) over 1 month to 3 months	1 410	4 721
c) over 3 months to 6 months	63	1 098
d) over 6 months to 1 year	60	616
e) over 1 year	44	104
f) past-due trade accounts receivable	6 531	2 615
Total trade accounts receivable (gross)	21 848	23 959
g) allowance for doubtful trade accounts receivable (negative value)	(2 397)	(2 465)
Total trade accounts receivable (net)	19 451	21 494

NOTE 6E

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay	Dec. 31, 2001	Dec. 31, 2000
a) to 1 month	1 836	222
b) over 1 month to 3 months	1 696	39
c) over 3 months to 6 months	650	20
d) over 6 months to 1 year	585	629
e) over 1 year	1 764	1 705
Total past-due trade accounts receivable (gross)	6 531	2 615
f) allowance for doubtful past-due trade accounts receivable (negative value)	(2 397)	(2 465)
Total past-due trade accounts receivable (net)	4 134	150

OWN SHARES IN TREASURY				
Number of shares	Value at purchase price	Balance-sheet value	Objective of purchase	Appropriation
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-

ISSUER'S SHARES OWNED BY ITS SUBSIDIARY COMPANIES			
Name of company, location	Number of shares	Value at purchase price	Balance-sheet value
-	-	-	-
-	-	-	-
-	-	-	-

NOTE 8A

CURRENT MARKETABLE SECURITIES AND OTHER OWNERSHIP RIGHTS	Dec. 31, 2001	Dec. 31, 2000
a) shares, of which:	0	0
- in subsidiary companies	0	0
- in associated companies	0	0
- in the parent company	0	0
b) other securities, of which:	0	0
- of subsidiary companies	0	0
- of associated companies	0	0
- of the parent company	0	0
c) other ownership rights (by type)	0	31 183
1. shares and participations	0	0
Total current marketable securities and other ownership rights	0	31 183

NOTE 8B

CURRENT MARKETABLE SECURITIES AND OTHER OWNERSHIP RIGHTS - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	0	31 183
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
b3. unit / currency .... /		
in thousands PLN		
-		
b4. in other foreign currencies restated in thousands PLN		
Total current marketable securities and other ownership rights	0	31 183

ORBIS S.A. SA-R 2001 in thousands of PLN

NOTE 8C

CURRENT MARKETABLE SECURITIES AND OTHER OWNERSHIP RIGHTS - by marketability	Dec. 31, 2001	Dec. 31, 2000
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	20 932
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	20 932
- revaluation adjustments (balance)	0	20 932
- value at purchase prices	0	20 544
c) other - by categories (balance sheet value)	0	0
c1. ...		
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)		
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	0	10 251
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	710
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	10 251
c1. treasure bonds	0	3 282
- revaluation adjustments (balance)	0	310
- value at purchase prices	0	2 972
c2. commercial papers	0	6 969
- revaluation adjustments (balance)		1
- value at purchase prices		6 968
D. Securities with restricted marketability (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...		
Total value at purchase prices	0	31 194
Total revaluation adjustments (balance)	0	(11)
Total value at market prices	0	31 183
Total balance sheet value	0	31 183

NOTE 9A

CASH AND CASH EQUIVALENTS	Dec. 31, 2001	Dec. 31, 2000
a) cash in hand	1 657	2 093
b) cash at bank	72 226	47 614
c) other cash and cash equivalents	1 915	5 346
Total cash and cash equivalents	75 798	55 053

NOTE 9B

CASH AND CASH EQUIVALENTS - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	40 402	54 710
b) in foreign currencies (and restated in PLN)	35 396	343
b3. unit / currency thousands/ USD	5 747	25
in thousands PLN	22 911	110
b3. unit / currency thousands/ DM	43	62
in thousands PLN	77	129
b3. unit / currency thousands/ EUR	2 676	22
in thousands PLN	9 369	6
b3. unit / currency thousands/ GBP	521	0
in thousands PLN	2 989	0
b4. in other foreign currencies restated in thousands PLN	50	98
Total cash and cash equivalents	75 798	55 053

NOTE 10A

CHANGES IN DEFERRED INCOME TAX	Dec. 31, 2001	Dec. 31, 2000
Deferred income tax at the beginning of period	3 523	7 138
a) additions, of which:	(757)	(2 549)
- recorded and unpaid interest on loans	0	394
- reserves for liabilities payable to employees	1 548	1 318
- other negative temporary differences	2 294	0
- past year's taxable assets	(4 599)	(4 261)
b) reductions, of which:	(1 130)	1 066
- premium from securities' valuation	195	(818)
- investment relief	935	1 884
Deferred income tax at end of period	3 896	3 523
Total deferred assets	3 896	3 523

NOTE 10B

DEFERRED EXPENSES AND OTHER DEFERRED ASSETS	Dec. 31, 2001	Dec. 31, 2000
a) deferred expenses, of which:	2 336	2 566
- deferred repair & overhaul	591	1 114
- insurance	844	651
- other	901	801
b) other deferred assets, of which:	3 554	5 110
- VAT settlement	1 707	3 845
- equipment	1 846	1 265
Total deferred expenses and other deferred assets	5 890	7 676

NOTE 11

SHARE CAPITAL				Par value on shares =	**2,00 zł.**		
Series / issue	Type of shares	Type of preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Dividend rights (since)
A	ykłe na okazic	-	37 500 000	75 000 000	gotówka	09.01.1991	09.01.1991
B	ykłe na okazic	-	8 523 625	17 047 250	gotówka	21.04.1998	01.01.1997
C	ykłe na okazic	-	53 383	106 766	gotówka	21.04.1998	01.01.1997
Total number of shares			46 077 008				
Total share capital				92 154 016			

ORBIS S.A. SA-R 2001 in thousands of PLN

NOTE 12

RESERVE CAPITAL	Dec. 31, 2001	Dec. 31, 2000
a) additional paid-in capital	132 944	132 944
b) capital established due to legal restrictions	55 341	55 341
c) capital established due to statutory/contractual restrictions, in excess of (minimum) value restricted by law	435 417	350 610
d) additional capital contributed by shareholders/partners	0	0
e) other	50 702	49 446
Total reserve capital	**674 404**	**588 341**

NOTE 13

OTHER RESERVE CAPITAL - by appropriation	Dec. 31, 2001	Dec. 31, 2000
- revaluation of fixed assets	281 627	283 245
Total other reserve capital	**281 627**	**283 245**

NOTE 14

PRIOR YEARS' NON-DISTRIBUTED PROFIT (UNCOVERED LOSS)	Dec. 31, 2001	Dec. 31, 2000
a. non-distributed profit (positive value)	0	0
b. uncovered loss (negative value)	263	0
Prior years' non-distributed profit (uncovered loss)	**263**	**0**

NOTE 15

CHANGES IN PROVISIONS ON INCOME TAX	Dec. 31, 2001	Dec. 31, 2000
Provisions on income tax at the beginning of period	-	-
a) additions, of which:	-	-
-	-	-
b) reductions, of which:	-	-
-	-	-
Provisions on income tax at end of period	-	-

NOTE 16A

OTHER PROVISIONS - by items	Dec. 31, 2001	Dec. 31, 2000
- payments to employees	49 702	57 303
Total other provisions	**49 702**	**57 303**

NOTE 16B

CHANGES IN OTHER PROVISIONS (excluding allowances for doubtful receivables)

	liabilities under court order	jubilee awards	pension severance payments	-	-	Total other provisions
a) balance at the beginning of period	1	42 429	14 873			57 303
b) additions, of which:		3 176	233			3 409
- jubilee awards		3 176				3 176
- pension severance payments			233			233
c) applications, of which:	0	0	0			0
-						
d) cancellations, of which:	1	6 919	4 090			11 010
- liabilities under court	1					1
- jubilee awards		6 919				6 919
- pension severance payments			4 090			4 090
e) balance at end of period	0	38 686	11 016			49 702

NOTE 17A

LONG-TERM LIABILITIES	Dec. 31, 2001	Dec. 31, 2000
a) long-term bank credits, of which:	0	0
- from the parent company	0	0
b) long-term loans, of which:	16 507	26 758
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
c) long-term notes payable	0	0
d) long-term liabilities by virtue of other securities and ownership rights	0	0
e) finance lease commitments	0	0
f) other long-term liabilities, of which:	0	0
-		
Total long-term liabilities	16 507	26 758

NOTE 17B

LONG-TERM LIABILITIES - by maturity	Dec. 31, 2001	Dec. 31, 2000
a) over 1 to 3 years	15 217	19 739
b) over 3 to 5 years	1 290	7 019
c) over 5 years		
Total long-term liabilities	16 507	26 758

NOTE 17C

LONG-TERM LIABILITIES - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	16 507	26 758
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
b3. unit / currency .... /		
in thousands PLN		
-		
b4. in other foreign currencies restated in thousands PLN		
Total long-term liabilities	16 507	26 758

ORBIS S.A. SA-R 2001 in thousands of PLN

NOTE 17D

LONG-TERM BANK CREDITS AND LOANS

Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral
		PLN	foreign currency	PLN	foreign currency			
BWE- 24/ORB	Warszawa	11 202	PLN	3 999	PLN	15% per annum	2005.10.10	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Warszawa, Solny, Francuski
PART-68/ORB	Warszawa	21 650	PLN	5 020	PLN	50%of the refinancign credit	2003.06.10	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Novotel - Gdańsk, Mrongovia, assignment of hotels insurance policies
Min.Fin.-I/94	Warszawa	18 700	PLN	11 104	PLN	50%of the refinancign credit	2005.08.01	mortgage to secure future claims established in respect of the Hotel Forum Kraków
Min.Fin.II/95	Warszawa	21 860	PLN	7 460	PLN	50%of the refinancign credit	2003.08.01	mortgage to secure future claims established in respect of the Hotel Forum Warszawa

NOTE 17E

LONG-TERM NOTES PAYABLE

Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights

NOTE 18A

CURRENT LIABILITIES	Dec. 31, 2001	Dec. 31, 2000
a) short-term bank credits, of which:	17 758	0
- from the parent company	0	0
b) short-term loans, of which:	0	0
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
c) commercial papers payable	0	0
d) current liabilities by virtue of other securities and ownership rights	0	0
e) trade accounts payable, of which:	29 119	48 146
- to subsidiary companies	41	43
- to associated companies	12	9
- to the parent company	0	0
f) trade prepayments received	2 827	2 017
g) promissory notes payable	0	0
h) taxes, import tariffs payable	14 261	17 594
i) dividends payable	0	0
j) salaries and wages payable	3 091	4 093
k) liabilities by virtue of social security and other employee benefits	11 076	11 613
l) current portion of long-term liabilities, of which:	11 076	11 613
- bank credits and loans	9 235	8 939
m) special funds	3 088	3 328
n) other current liabilities, of which:		
-		
Total current liabilities	90 455	95 730

NOTE 18B

CURRENT LIABILITIES - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	61 861	84 770
b) in foreign currencies (and restated in PLN)	19 359	2 021
b1. unit / currency thousands / USD	150	338
in thousands PLN	600	1 401
b1. unit / currency thousands / DM	63	99
in thousands PLN	115	198
b1. unit / currency thousands / ATS	0	39
in thousands PLN	0	11
b1. unit / currency thousands / EUR	5 243	0
in thousands PLN	18 474	0
b1. unit / currency thousands / ESP	3 126	2 152
in thousands PLN	66	50
b4. in other foreign currencies restated in thousands PLN	103	361
Total current liabilities	81 220	86 791

ORBIS S.A.

NOTE 18C

SHORT-TERM BANK CREDITS AND LOANS

Name of entity	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral
		PLN	EUR	PLN	EUR			
Consortium of banks-Credit Lyonnais	Londyn	176 095*	50 000	17609,5*	5000	Euribor plus margin and handling costs	2006.01.15	no additional collateral

*)credit without interests

NOTE 18D

COMMERCIAL PAPERS PAYABLE

Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-

NOTE 18E

SPECIAL FUNDS - by item	Dec. 31, 2001	Dec. 31, 2000
- social benefits employee fund	9 235	8 939
Total special funds	9 235	8 939

NOTE 19

ACCRUED EXPENSES AND DEFERRED INCOME	Dec. 31, 2001	Dec. 31, 2000
a) accrued expenses, of which:	29 606	22 174
- salaries	5 863	5 529
- liabilities towards Warimpex	17 172	13 938
- provision for franchise fees	2 076	643
- provision for liabilities to the Tax Office	2 943	0
- other	1 552	2 707
b) deferred income, of which:	6 600	2 707
- advance payments for services subject to VAT	5 686	5 802
- deposits	282	233
- other income	632	555
Total accrued expenses and deferred income	36 206	28 764

NOTE 20

The book value per 1 share in 2001 equaled PLN 23.85 (calculated by dividing the shareholders' equity, i.e. PLN 1 098 900 582,84 by the number of shares, i.e. 46 077 008). No dilution of equity occurred during the reporting period.

NOTES TO PROFIT AND LOSS ACCOUNT

NOTE 21A

NET SALES OF PRODUCTS - by class of business	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
- hotel and ancillary services	457 805	469 109
- food and beverages	165 605	245 705
- lease of premises	31 695	32 085
- other services	20 343	25 606
-		
Total net sales of products	675 448	772 505

NOTE 21B

NET SALES OF PRODUCTS - by geographic area	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) domestic sales	675 448	772 505
b) export sales	0	0
Total net sales of products	675 448	772 505

NOTE 22A

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
- sales of merchandise	5 348	5 110
- sales of raw materials	715	642
-		
-		
-		
Total net sales of merchandise and raw materials	6 063	5 752

NOTE 22B

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) domestic sales	6063	5752
b) export sales	0	0
Total net sales of merchandise and raw materials	6063	5752

NOTE 23

EXPENSES - by type	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) raw materials and energy used	115 307	123 930
b) third party work	112 643	121 484
c) taxes and charges	25 997	21 790
d) salaries and wages	231 119	263 284
e) social security and other employee benefits	62 047	75 939
f) depreciation and amortization	67 191	59 299
g) other	16 413	12 584
Total expenses by type	630 717	678 310
Changes in inventories, products and deferred expenses	0	0
Cost of work and services for own needs (negative value)	0	0
Distribution expenses (negative value)	(39 867)	(43 013)
General administrative expenses (negative value)	(89 701)	(99 889)
Cost of products sold	501 149	535 408

NOTE 24

OTHER OPERATING INCOME	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) revenues from disposal of tangible fixed assets	8 847	3 084
b) grants	37	28
c) provisions cancelled, of which:	15 790	9 384
- liabilities paid	1 372	964
- other provisions - payments to employees	14 418	8 420
d) other, of which:	5 134	6 972
- trademark licence fees	2 730	2 851
- grants received	75	8
- indemnities or damages	246	2 377
Total other operating income	29 808	19 468

NOTE 25

OTHER OPERATING EXPENSES	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) value of tangible fixed assets disposed	748	1 281
b) adjustments in value of inventories	0	0
c) unplanned depreciation charges	0	0
d) reserves established, of which:	13 649	1 812
-doubtful and irrecoverable debt	2 183	1 812
- reserve for taxes	2 243	0
- reserve for liabilities due to employees	5 989	4 107
- reserved for costs of takeover of leased property	3 234	3 566
e) other, of which:	17 568	11 356
- positive goodwill depreciation	547	547
- assets disposal	1 302	845
- annullment and write-off of irrecoverable debt	417	507
- trademark costs	132	131
- employment restructuring costs	13 747	6 077
- donations	621	712
Total other operating expenses	31 965	14 449

NOTE 26

INCOME ON SHARES IN OTHER COMPANIES	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
Income on shares in other companies, of which:	2 436	99
- from subsidiary companies		
- from associated companies	2 000	0
- from the parent company		
Total income on shares in other companies	2 436	99

NOTE 27

INCOME ON OTHER FINANCIAL FIXED ASSETS	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
Income on other financial fixed assets, of which:	0	0
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
Total income on other financial fixed assets	0	0

NOTE 28

OTHER FINANCIAL INCOME	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) interest on loans granted, of which:	143	209
- from subsidiary companies	0	46
- from associated companies	137	163
- from the parent company		0
b) other interest, of which:	6 366	7 136
- from subsidiary companies		0
- from associated companies		0
- from the parent company		0
c) gain on disposal of securities, shares and other ownership rights	19 143	14 433
d) revaluation of securities, shares and other ownership rights	0	516
e) gain on foreign exchange differences	1 820	567
f) provisions cancelled, of which:	0	0
-		
g) other, of which:	1 796	2 011
- exchange and foreign currency cashier outlets	1 773	1 989
- others	23	22
Total other financial income	29 268	24 872

Revenues from the sale of participations (shares) in 2001 equal PLN 23 620 thousand.
Revenues from the sale of securities equal PLN 82 146 thousand.
Total: PLN 105 766 thousand.

NOTE 29

FINANCIAL EXPENSES	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) interest on bank credits and loans contracted, of which:	3 820	4 939
- to subsidiary companies	0	0
- to associated companies	0	0
- to the parent company	0	0
b) other interest, of which:	1 299	120
- to subsidiary companies	0	0
- to associated companies	0	0
- to the parent company	0	0
c) loss on disposal of securities, shares and other ownership rights	0	0
d) revaluation of securities, shares and other ownership rights	0	0
e) loss on foreign exchange differences	2 013	1 330
- realized	1 827	1 238
- unrealized	186	92
f) provisions established, of which:	0	208
- short-term securities and participations	0	208
g) other financial expenses, of which:	4	10
- cost of foreign currency purchases, foreign currency cashier outlets	4	10
Total financial expenses	7 136	6 607

Value of participations sold in 2001 equals PLN 7 697 thousand.
Value of securities PLN 78 926 thousand.
Total: PLN 86 623 thousand.

NOTE 30

EXTRAORDINARY GAINS	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) windfall gains	292	352
b) other extraordinary income, of which:	7	107
-		
Total extraordinary gains	299	459

NOTE 31

EXTRAORDINARY LOSSES	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) casualty losses	64	62
b) other extraordinary expenses	70	239
- work-out procedure expenses	0	3
Total extraordinary losses	134	301

NOTE 32

CORPORATE INCOME TAX	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
1. Profit (loss) before taxation	71 154	121 506
2. Permanent differences between profit (loss) before taxation and income tax basis	(737)	220
3. Timing differences between profit (loss) before taxation and income tax basis	9 153	11 240
4. Other differences between profit (loss) before taxation and income tax basis, of which:	(6 180)	(22 690)
- prior years' losses	0	0
5. Income tax basis	73 390	110 276
6. Corporate income tax at .... % rate	20 549	33 084
7. Increases, reliefs, exemptions, allowances, and reductions in/of corporate income tax	0	0
8. Corporate income tax payable	20 549	33 084
9. Provisions on income tax	0	0
- balance at the beginning of period	0	0
- addition	0	0
- reductions	0	0
- balance at end of period	0	0
10. Deferred income tax	373	3 615
- balance at the beginning of period	3 523	7 138
- addition	(757)	(2 549)
- reductions	(1 130)	1 066
- balance at end of period	3 896	3 523
11. Corporate income tax on profit before taxation as disclosed in the Profit and Loss Account	20 176	36 699

1/ the value of investment reliefs exempt from taxation in 2001 equaled PLN 6 648 thousand.
2) the value of donations given and deducted from income before tax in 2001 equaled PLN 546 thousand.
3/ deferred tax on provisions for payments to employees and other provisions was calculated according to the 28% tax rate and equaled respectively PLN 1 548 thousand and 2 294 thousand.
4/ income tax on extraordinary transactions equaled PLN 46 thousand.

NOTE 33

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) - specifically	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
-	-	-
Total other obligatory income decreases (loss increases)	-	-

NOTE 34

In the year 2000, the net profit amounting to PLN 84 807 484.42 was allocated to the reserve capital.
The Management Board proposes to allocate the entire net profit for the year 2001 amounting to PLN 50 978 020.01 for reserve capital.

NOTE 35

The value of profit per 1 share in 2001 amounted to PLN 1.11 (calulated by dividing the value of net profit, i.e. PLN 50 978 020.01 by the number of shares, i.e. 46 077 008). No dilution occured in the reporting period.

NOTES TO CASH FLOW SATEMENT

33.Structure of cash and cash equivalents disclosed in the cash flow statement:

(in PLN '000)

	Jan 1, 2001	Dec 31, 2001
Total cash, of which:	55 053	75 798
Cash at hand	2 093	1 657
Cash in bank	47 614	72 226
Other cash and cash equivalents	5 346	1 915

34. The operating activities referred to in the cash flow statement relate primarily to the Company's core business, i.e. provision of hotel accommodation services, food and beverages department and ancillary services.
In respect of the operating activities, the item A II.13 „Other adjustments" includes:

	(in PLN '000)
Total:	- 640
Transfer of office building in the course of privatization	- 625
Surplus of fixed assets	-15

35.The investment activities relate to investment of the Company's cash and cash equivalents into tangible and financial fixed assets as well as short-term securities.

Item B.II.7 in the investment activity includes:	(in PLN '000)
Total:	-9 258
Advance payment for investment in fixed assets	-9 204
Advance payments for WNiP investments	-54

36. The financing operations reported in the cash flow statement concern the repayment of obligations under the loans incurred by the Company

Additional notes

I. Additional Notes

Note No 1.

1.1. In 2001, the Company did not issue securities as defined in Article 3 section 3 of the Act of August 27, 1997, - the Law on Public Trading in Securities (Journal of Laws „Dz.U." No 118, item. 754, as amended).

1.2. Financial instruments

In the current year, the Company began to employ derivative instruments as foreign exchange risk management tool in respect of its debt under a credit facility. The Company does not use financial instruments for speculative purposes.

Options are used to secure credit liabilities of the Company that are subject to foreign exchange risk. This method was selected by the Company with a view to curb the financial costs.

On October 9, 2001, „Orbis" S.A. and Bank Handlowy in Warsaw executed a zero-cost transaction "corridor" to hedge against the risk related to repayment, on March 26, 2002, of the amount of EURO 2,500,000, disbursed on April 19, 2001, as a part of the foreign-currency credit facility denominated in EURO (Credit Agreement dated March 26, 2001). The underlying assumptions for this transaction are that it will be settled on March 22, 2002.

In the current financial year, the company reported the results of settling transactions in derivatives. The transactions in instruments that have not yet been settled were registered in an off-balance sheet register. At the year end, all derivative instruments have been reported in the off-balance sheet register according to their fair value.

The description of the financial instruments opened as of the balance sheet date is contained in the table below:

Type of the instrument	Type of transaction (Sale / Purchase)	Denomi-nation	Currency	Execution price	Date of execution	Fair value (positive) As of Dec 31, 2001 [PLN '000]	Fair value (negative) As of Dec 31, 2001 [PLN '000]
Put option	Sold	2,500,000	EUR	4.01	March 20, 2002		-1,032.75
Call option	Purchased	2,500,000	EUR	4.07	March 20, 2002	1.75	
					Total fair value		**-1,031.00**

1.3 Financial instruments held to maturity

On June 26, 1998, Orbis S.A. and the company Kulczyk Holding S.A. signed an agreement, whereby Orbis S.A. acquired 9.22% of shares in Autostrada Wielkopolska S.A. worth PLN 42 495 thousand. According to the provisions of the said agreement, Kulczyk Holding S.A. was bound to repurchase the shares (upon the demand by Orbis S.A.) at a price paid by Orbis S.A. plus the interest on 52-week Treasury bonds (put option price), should Orbis S.A. fail to be granted the right to construct or operate accommodation facilities along the Nowy Tomyśl – Konin section of the A2 motorway within 2 years, i.e. by October 30, 2000. At the same time, Kulczyk Holding S.A. may, during the above mentioned time period, demand from Orbis S.A. the resale of the above-mentioned shares at a repurchase price increased by an additional 15%.

On October 11, 200, an annex to the conditional sale agreement was signed with Kulczyk Holding S.A.. The said annex upheld the possibility to exercise the above-mentioned option despite the fact that the shares in Autostrada Wielkopolska S.A. have been contributed to the company AWSA Holland II BV as a premium contribution (note 28).

In accordance with the IAS 39, rights and obligations contained in these agreements result in the existence of a derivative instrument held to maturity, i.e. acquired put option and issued call option in respect of the above mentioned shares.

Due to the fact that AWSA Holland II BV shares are not listed on an active market, it is impossible to measure the fair value of these financial instruments as of December 31, 2001.

Note No 2.

Conditional liabilities of Orbis S.A. under guarantees and sureties granted to subsidiaries and affiliates.

No	Beneficiary	Amount of liability	Dec 31, 2000 NBP fx rate as of Dec 31, 2000	Dec 31, 2001 NBP fx rate as of Dec 31, 2001	Description
1.	„Polorbis Travel" London	GBP 249 000.00	1 541 384.70	0	Guarantee expired on Dec 7, 2001. (return of the guarantee and termination of agreements with Polorbis Travel)
2.	„Orbis" Casino Warszawa	PLN 938 00.00	938 000.00	938 000.00	Surety until March 13, 2009.
3.	„Orbis" Casino Warszawa	PLN 2 055 000.00		2 055 000.00	Surety until June 30, 2003.
4.	„Orbis" Transport Sp. z o. o.	CHF 12 000 000.00	30 370 800.00	0	Expiry and return of the bill of exchange on October 11, 2001.
5.	„Orbis" Transport Sp. z o.o.	DEM 5 000 000.00	9 853 500.00	0	Expiry and return of the bill of exchange on October 11, 2001.
6.	Globis Poznań Sp. z o.o.	PLN 2 000 000.00		2 000 000.00	Registered pledge on shares of Orbis S.A. – surety for BZ WBK
A	**Liabilities under guarantees and sureties, of which**		**42 703 684.70**	**4 993 000.00**	
	- to controlled subsidiaries		41 765 684.70	0.00	
	- to affiliated companies		938 000.00	4 993 000.00	

Note No 3.

The Company does not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 4.

The Company did not cease any of its business operations during the year 2001.

Note No 5.

No costs related to investments in progress and fixed assets created for the purpose of the Company's business were incurred during the year 2001.

Note No 6.

The planned investment outlays for the year 2001 amounted to PLN 232 525.7 thousand. The amount actually invested totaled PLN 132 953.2 thousand, i.e. 57.1%.
The planned investment expenditure for the year 2002 amounts to PLN 145 559.4 thousand.

Note No 7.1.

In accordance with a statement of ORBIS S.A. Management Board, during the period to which the financial statements relate, ORBIS S.A. did not enter into any transactions with affiliated entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between ORBIS S.A. and:

a) members of the Management Board or Supervisory Board of ORBIS S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of ORBIS S.A., it subsidiaries and affiliated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of ORBIS S.A., it subsidiaries and affiliated companies.

Note No 7.2.

Information concerning associated companies:

Company Legal status	No of Supervisory Bard members		No of Management Bard members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Subsidiaries:				
PBP Orbis, Sp. z o.o.	5	3	3	0
ORBIS Transport, Sp. z o.o.	3	2	2	0
PORT Silnowa, Sp. z o.o.	3	3	3	2
Affiliates:				
ORBIS CASINO, Sp. z o.o.	6	2	3	1
Globis Poznań, Sp. z o.o.	4	1	3	0
Globis Wrocław Sp. z o.o.	4	1	3	0
PH Majewicz, Sp. z o.o.				
Minority holdings:				
AWSA Holland H.B.V.	11	0	1	0
BWE, S.A.	9	0	3	0
PPTE DIAMENT, S.A.	6	1	3	0
PolCard, S.A.	8	1	5	0
Polskie Hotele, Sp. z o.o. in liquidation	5	1	1 liquidator	0
Rena Kord, S.A. in bankruptcy	6	0	receiver in bankruptcy	0
TARPAN, Sp z o.o. in liquidation	3	0	2 liquidators	0
Walewice, Sp. z o.o in liquidation	0	0	1 liquidator	0

Settlements between Orbis S.A. and associated companies:

Company Legal status	Orbis S.A.	PBP Orbis Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	TOTAL
	PBP Orbis Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	Orbis S.A.	
Trade debtors	563	37	544	225	**1 369**
Other debtors	0.0	4	0.0	0.0	**4**
Total debtors	**563**	**41**	**544**	**225**	**1 373**
Trade creditors	41	563	225	544	**1 373**

Costs and revenues from transactions between Orbis S.A. and associated companies:

Company	Orbis S.A.	PBP Orbis Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	TOTAL
	PBP Orbis Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	Orbis S.A.	
Sales revenues:					
Hotel	40 117	0.0	3 250	0.0	
Tourism	0.0	508	0.0	0.0	
Transportation	0.0	0,0	0.0	2 259	
Other	0.0	170	0.0	0.0	
Total revenues	**40 117**	**678**	**3 250**	**2 259**	**46 304**
Costs:					
Costs of products	678	39 211	2 259	3 250	
General overheads	0.0	843	0.0	0.0	
Sales	0.0	54	0.0	0.0	
Other operating expenses	0.0	9	0.0	0.0	

Total costs	**678**	**40 117**	**2 259**	**3 250**	**46 304**

Note No 8.
No joint ventures have been undertaken by companies of the Orbis Group in 2001.

Note No 9.
Structure of employment:

Item description	Average employment	
	2000	2001
I. Hotel services /1. to 5./	6 054	5 435
1. Hotel room department	2 050	1 905
2. Food and beverages department	3 477	3 099
3. Other	139	116
4. Ancillary activities	353	276
5. Commercial activities	35	39
II. Administration and management	1 206	1 122
III. Real property operation and maintenance	909	804
IV. Marketing	214	233
TOTAL /I to IV/	**8 383**	**7 594**

Note No 10.

Remuneration of Management Board and Supervisory Board members in PLN '000		
of which:	**The Company**	**The Company's subsidiaries and affiliated companies**
Management Board	2 893 thousand	314 thousand
Supervisory Board	274 thousand	0.0

Note No 11.
As of December 31, 2001, members of the Company's Management Board and Supervisory Board were not indebted to the Company or its subsidiaries.

Note No 12.
No events relating to past years occurred during the reporting period.

Note No 13.
No major events which could affect the presented results for the year 2001 occurred after the balance sheet closing date.

Note No 14.
ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. On January 9, 1991, the Company was registered at the District Court for the Capital City of Warsaw under the companies' register number RHB 25134.
Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 15.
During the last three years of the Company's operations, the annual inflation level remained below 10%. Therefore, the financial figures for the year 2001 have not been adjusted.

Note No 16.
Changes in the principles of accounting and reporting in the financial statements - employment restructuring costs
In the current year, Orbis S.A. changed the principle of reporting severance payments and indemnities related to employment restructuring in the profit and loss account. In the year 2000, these expenses have been posted to

costs of products, goods and raw materials sold, while in the year 2001, these expenses are being posted to the item "other operating costs". The above-mentioned change amounting to PLN 6,077 thousand has the following effect upon the balance sheet:

	Actual figure as of Dec 31, 2000	**Would have been according to the current principle**
Costs of products, goods and raw materials sold	537 390	531 313
Other operating expenses	14 449	20 526

Note No 17.
No substantial errors that would have had to be corrected in the present financial statements occurred during the reporting period and in the past periods.

Note No 18.
There is no doubt that the Company may continue its operations.

Note No 19.
No merger of companies occurred in the period covered by the financial statements.

Note No 20.
The Company prepares annual consolidated financial statements of the Orbis Group which will be submitted to the Polish Securities and Exchanges Commission on July 1, 2002.

Note No 21.
As of December 31, 2001, the share capital of the Company amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

Shareholder	Share of votes at the General Assembly as of Dec 31, 2000.	Changes from Jan 1, 2001, till Dec 31, 2001	Share of votes at the General Assembly as of Dec 31, 2001.	No of shares as of Dec 31, 2001.
Accor S.A..	20 %	+ 5% minus1 share	25% minus 1 share	11,519,251
Reib International Holdings Limited	9.99%	+ 0.38%	10.37%	4,778,190
Franklin Resources, Inc	5 %	- 5%	0.0	0.0
State Treasury	6.24%	-	6.24%	2,874,900
Globe Trade Centre S.A	5%	-	5%	2,303,853
Michał Sołowow	-	+ 5.01%	5.01%	2,310,000
Other shareholders	53.77 %	5.39% plus 1share	48.38% plus 1 share	22,290,814

According to the information passed to the Company on January 30, 2002, an open-end pension fund "Commercial Union Otwarty Fundusz Emerytalny BPH CU WBK" held 2 338 652 shares in Orbis S.A. having its corporate seat in w Warsaw, which altogether constituted 5.08% of the Company's share capital and represented 2 338 652 votes at the General Assembly of Shareholders, i.e. 5.08% of the total number of votes thereon.
/Current report no 4/2002 dated January 30, 2002/.

Note No 22.
As of December 31, 2001, members of the Management Board held the following blocks of Orbis S.A. shares:

1. Maciej Grelowski — President of the Management Board holds 4 563 shares of ORBIS S.A.

2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of ORBIS S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of ORBIS S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of ORBIS S.A.
5. Lidia Mieleszko	Member of the Management Board holds 268 shares of ORBIS S.A.
6. Yannick Rouvrais	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group

Note No 23.

The Management Board of ORBIS S.A. informed that the Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) has revised its ratings and decided to maintain the creditworthiness rating awarded to ORBIS S.A. in May, 2000, at a „A+" level with a stable perspective.
/Current report no 17/2001/.

CERA S.A. listed the following advantageous factors in support of maintaining the A+ rating awarded to ORBIS S.A.: its dominant position on the Polish market, presence of an investor from the same industry and well-known brand.

There are also factors which have been assessed as negative by CERA S.A.. These are: the industry's vulnerability to business trend fluctuations, downward business trends in Poland, decline in tourist traffic and growing foreign and domestic competition.

Note No 24.

The capital increase in Orbis Transport Sp. z o.o. was registered on January 15, 2001. Orbis S.A. holds 82.383% shares in the capital of the company.
/Current report no 3/2001/.

Note No 25.

Orbis S.A. terminated the management contract with the company „PH Majewicz Sp. z o.o." relating to „Pod Orłem" Hotel in Bydgoszcz. The said management contract was replaced with a franchise agreement.
/Current report no 4/2001/.

Note No 26.

On February 14, 2001, Orbis S.A. and PKN „ORLEN" having its corporate office in Płock signed a co-operation agreement concerning granting weekend coupons as an award in the Vitay Program.
/Current report no 5/2001/.

Note No 27.

On February 15, 2001, Orbis S.A. signed an annex to the Conditional General Franchising Agreement according to which the fees payable by Orbis S.A. to Accor Poland Sp. z o.o. in respect of hotels being a part of the ACCOR network will be made in three equal annual installments.
/Current report no 6/2001/.

Note No 28.

On March 26, 2001, Orbis S.A. executed a credit agreement with a consortium composed of 6 banks led by Credit Lyonnais concerning granting of a fifty million EURO closed-end term credit facility with an option to

convert it into a revolving credit. The credit is to finance a part of the modernization program of Orbis hotel base throughout the years 2001-2002.
/Current report no 7/2001/.

Note No 29.

On April 3, 2001, Orbis S.A. and Inter-Continental Hotels Corporation of Atlanta, Georgia, U.S.A. executed an agreement, by virtue of which, upon a mutual consent of the parties, the franchising agreement executed with IHC concerning the trade mark for the Victoria Hotel in Warsaw expired on April 1, 2001, while the franchising agreement executed with IHC concerning the trade mark for the Forum Hotel in Warsaw will expire on July 1, 2002.
/Current report no 8/2001/.

Note No 30.

On April 12, 2001, „Orbis" S.A. and Skanska Polska Sp. z o.o. having its corporate headquarters in Warsaw signed a contract concerning implementation of the first phase of modernization works at the „Forum" hotel in Warsaw. The I phase of works involves modernization of the hotel rooms. The parties assessed the value of the contract at PLN 29,300,000 plus VAT.
/Current report no 9/2001/.

Note No 31.

On April 18, 2001, Orbis and MITEX S.A. with its corporate seat in Kielce signed and agreement concerning creation of leisure and sports center in the "Mrongovia" hotel in Mrągowo. The value of the contract amounts to PLN 11,500,000 plus VAT.
/Current report no 10/2001/.

Note No 32.

On May 17, 2001, Orbis S.A. and ACCOR POLAND executed Annex No 4 to the General Conditional Franchise Agreement signed by and between the parties on July 26, 2000.
In accordance with the said Annex, the indemnity payment of US$ 1,600,000 for Inter-Continental Hotels Corporation shall be settled as a set-off of mutual payments between Orbis S.A. and ACCOR POLAND Ltd. constituting partnership fee as well as fixed franchise fees due from Orbis S.A. for the given Hotel and for Hotels which already operate or will, by December 31, 2001, commence their operations under a name being one of the ACCOR's Trade Marks, with the exception of hotels which used the trademark NOVOTEL prior to the execution of the above mentioned Agreement.
/Current report no 15/2001/.

Note No 33.

The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 7, 2001. The Assembly approved:

1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2000, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2000;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2000, up till December 31, 2000;
3. Financial statements of the Company including:
   - balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,257,101,430.57 (say: one milliard two hundred fifty seven million one hundred and one thousand four hundred and thirty Polish Zloty and 57 Grosze);
   - profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze);
   - cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 19,187,655.01 (say: nineteen million one hundred and eighty seven thousand six hundred and fifty five Polish Zloty and 1 Grosze);
   - additional notes;

4. Apportionment of the entire net profit generated during the financial year ended December 31, 2000, amounting to PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze) to the Company's supplementary capital,

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2000.

The Ordinary General Assembly of Orbis S.A. Shareholders also approved the annual consolidated financial statements of the Orbis Group in Warsaw, prepared as of December 31, 2000, including:
1. consolidated balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,351,466 thousand (say: one milliard three hundred fifty one million four hundred and sixty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 87,587 thousand (say: eighty seven million five hundred and eighty seven thousand Polish Zloty);
3. consolidated cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 23,962 thousand (say: twenty three million nine hundred and sixty two thousand Polish Zloty);
4. additional notes;
5. report on the activity of the Group during the year 2000.

The Ordinary General Assembly of Orbis S.A. Shareholders appointed the following members of the Supervisory Board for its V term of office: Andrzej Saja, David Vely, Christian Rousseau, Janusz Marek Czarzasty, Paweł Dębowski, Stephane Michelangeli, Eli Alroy, and acknowledged the report of the Central Electoral Committee on the election of employee representatives to serve as members of the "Orbis" S.A. Supervisory Board during its V term of office, as a result of which, pursuant to § 16 section 2 and 3 of "Orbis" S.A. Statutes, the following persons had been appointed members of the Supervisory Board for its V term of office: Rożdżyński Janusz, Dutkowska Wanda and Czepielinda Sabina.

The Ordinary General Assembly of Shareholders granted its consent to:
1) transfer of the title to perpetual use of real property located in Toruń, Poland, at 1/3, Kraszewskiego street, consisting of a plot of land no 154/3, having an area of 0,0433 hectare to the Toruń City Commune for a price of PLN 11,260;
2) termination of the title to perpetual use of real property consisting of a plot of land no 154/1, having an area of 0,0121 hectare and passing it over to the State Treasury for municipal purposes, against payment of indemnity in the amount of PLN 3,100 to Orbis; the above mentioned titles to perpetual use of the real property are disclosed in the land and mortgage register KW no 16175 kept by the District Court in Toruń, Land and Mortgage Registry Division;
3) transfer of the title to perpetual use of land constituting a component of an undeveloped real estate composed of plots no 329/1 and 329/3 located at 2, Popiełuszki street, Toruń, Poland;
4) sale of the title to perpetual use of land constituting a component of a real estate located in Toruń and consisting of:
   - plot of land no 329/1 having an area of 0,0327 hectare,
   - and plot of land no 329/3 having an area of 0,0064 hectare,

   registered in the land and mortgage register KW no 29943 kept by the District Court in Toruń, Land and Mortgage Registry Division;
5) transfer of the title to perpetual use of land constituting a component of a real estate located in Zegrze Płd., Nieporęt Commune, consisting of:
   - plot of land no 81/1 having an area of 200.00 m^2,
   - and plot of land no 125/1 having an area of 2232.00 m^2,

   registered in the land and mortgage register KW no IV-4464 (formerly KW 37843) kept by the District Court in Legionów, Land and Mortgage Registry Division;
6) transfer of the title to perpetual use of land constituting a component of a real estate located in Bielsko-Biała, consisting of plot no 119/5 having an area of 653 m^2, registered in the land and mortgage register KW 35048 kept by the District Court in Bielsko-Biała, Land and Mortgage Registry Division;
7) transfer of the housing co-operative member's ownership title to commercial premises located at 20, Żabia street, Białystok, having a total area of 1163.20 m^2 (first and second floor in a XI-floor building), under the management of a housing co-operative in Białystok;
8) transfer of the real estate located at 5, Powstańców (Śląskich street, Wrocław, consisting in a plot of land no 39 (AM 14) having the total area of 3649.00 m^2, in which the ORBIS share equals 11.85%, and commercial premises (VIII floor in a multi-storey building) having an area of 532.60 m^2, owned by ORBIS S.A., along

with the respective share of the common premises of the building, in which the ORBIS share equals 11.85%, registered in the land and mortgage register no KW 93590 kept by the District Court in Wrocław-Krzyki, Land and Mortgage Registry Division;

9) transfer of the title to perpetual use of a plot of land no 9/7, having the total area of 1393.00 m^2 and the ownership title to a building located at 9, Modrzewiowa street, Bydgoszcz, having the total area of 183.00 m^2, registered in the land and mortgage register no KW 35738 kept by the District Court in Bydgoszcz, Land and Mortgage Registry Division;
10) transfer of the title to perpetual use of a plot of land no 10/5, having an area of 2793.00 m^2 and the ownership title to buildings and constructions located at 3, Rolna street, Włocławek, having an area of 628.00 m^2, registered in the land and mortgage register no KW 53147 kept by the District Court in Włocławek, Land and Mortgage Registry Division;
11) acquisition by ORBIS S.A. from the Office of the Sopot Commune of the right of perpetual use, until the year 2089, of plots no 2/7, 103/7 and 104/7, registered in the land register under entry no 865, located in Sopot at Powstańców Warszawy street, having a total area of 591 m^2, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 4718 which specifies their legal status in return for abandonment by ORBIS S.A. of the right of perpetual use, until the year 2089, of plot no 2/5, having a total area of 492 m^2, registered in the land register under entry no 3654, located in Sopot at Powstańców Warszawy street, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 5302 which specifies its legal status.

/Current report no 19/2001/.

Note No 34.

In accordance with the Resolution no 106/IV/2001-04-24 passed by the Supervisory Bard on May 23, 2001, the contract with Delloite & Touche Audit Services Sp. z o.o., having its corporate seat in Warsaw, Registered Audit Company No 73, was prolonged in order to cover audits of the Company's financial statements as well as consolidated financial statements of the Orbis Group for the 12-month period ending on December 31, 2001, as well as a review of the semi-annual financial statements for the first half of 2001.

Note No 35.

On March 14, 2001, Orbis S.A. purchased from Kulczyk Holding 165 924 shares with a nominal value of 0.01 Euro in the company AWSA Holland B.V. established under the Dutch law.

On March 14, 2001, Orbis S.A. acting as a contributor and AWSA Holland II B.V. acting as a recipient executed an agreement concerning contribution, as a premium, of shares in a motorway developer, Autostrada Wielkopolska S.A., having a value of PLN 42,950 thousand.

The shares in Autostrada Wielkopolska SA contributed to AWSA Holland II B.V. by shareholders on March 23, 2001, had been contributed by AWSA Holland II B.V. to the company AWSA Holland I B.V.

AWSA Holland I B.V. pledged the shares in Autostrada Wielkopolska SA to Credit Lyonnais SA as collateral security for the repayment of loan. The pledge was registered in the share register of Autostrada Wielkopolska S.A. and entered in the Pledge Register kept by the XVIII Commercial Division of the District Court for the Capital City in Warsaw.

Note No 36.

An Extraordinary General Assembly of Orbis S.A. Shareholders was held on September 18, 2001. The Assembly appointed a new Supervisory Board of Orbis S.A. composed of the following members: Michael Harvey, Andrzej Saja elected by way of voting in separate groups, and Eli Alroy, Wojciech Ciesielski, Stephane Michelangeli, Jean Philippe Savoye, David Vely.
Shareholders forming the voting groups no I and II delegated Michael Harvey and Andrzej Saja to perform supervisory functions on a permanent basis.
/Current report no 32/2001 dated September 18, 2001/.

Note No 37.

On July 20, 2001, Orbis S.A. implemented the provisions of the Articles of Association of the limited liability company Globis Poznań Sp. z o.o. and executed a sale agreement with Globis Poznań Sp. z o.o., by virtue of which Globis Poznań Sp. z o.o. acquired from Orbis S.A. the right of perpetual usufruct of land located at Roosevelt street in Poznań, Poland. The above mentioned transaction was concluded on terms specified in Resolution No 2 of the Extraordinary General Assembly of Shareholders of Orbis S.A.

/Current report no 25 dated July 20, 2000/.

Note No 38.

On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street.

The case relates to the part of land on which the Forum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building. The decision in question issued by the Supreme Administrative Court does not relate to the right of perpetual hold over the land exercised by Orbis S.A., since this right was not the subject of this decision. According to the knowledge of Orbis S.A., it is also not the subject of any other administrative proceedings or litigation.

The decision merely means that an appropriate body, i.e. the Head of the Warsaw County, being the statutory representative of the State Treasury – owner of the land, will be obligated to examine the matter upon request filed by the former owners on the basis of the above mentioned "Warsaw Decree". In such case, the matter of the legal consequences stemming from the acquisition by Orbis S.A. of the right to perpetual hold over the land and ownership of the building, which was omitted by the Supreme Administrative Court, may arise. The building, which has been built by the legal predecessor of Orbis S.A. and which constitutes a separate property may not be subject to the proceedings based on the Decree, since it did not exist at the time of filing the above-mentioned request. Furthermore, there are no grounds, particularly under Articles 145 and 146 of the Code of Administrative Proceedings, to undermine the decision granting the right to the property to the legal predecessor of Orbis S.A.. Thus, the claims of heirs to the former owners should, in the end, be examined on the basis of and according to the procedure laid down by Article 160 of the Code of Administrative Proceedings – as claims towards the State Treasury.

Furthermore, it should be mentioned that the present company Orbis S.A., though a legal successor of the entity which acquired the rights in 1991, may not be identified with it, since it no more belongs to the category of state-owned legal persons (state-owned enterprises, companies wholly owned by the State Treasury), but acquired a special status of a public company under the provisions on public trading in securities. All the more so, Orbis S.A. should remain beyond the impact of the legal consequences arising out of the decision issued by the Supreme Administrative Court and described above.
/Current report no 35/2001/.

Note No 39.

After administrative proceedings pending throughout a period of 10 years, on November 15, 2001, the Supreme Administrative Court in Warsaw finally ruled invalid a decision issued on June 12, 1973 by the Presiding Board of the National Council of the City of Cracov, ordering the expropriation to the State Treasury of the old town building located at 11, Pijarska street in Cracov, previously under management by Orbis SA, Hotel Cracovia Branch in Cracov.

Note No 40.

On December 12, 2001, the Chairman of the Orbis Supervisory Board was served a notice by the Vice-President of the Supervisory Board, Mr Stephane Michelangeli, who retired from his position as a member of the Board. The Chairman of the Supervisory Board requested the Management Board of Orbis S.A. to convene an Extraordinary General Assembly of Shareholders in other to fill the vacancy in the Supervisory Board
/Current report no 39/2001/.

Note No 41.

Agreement concerning the shale of shares in a company operating under a business name KRÓLEWSKA Sp. z o.o. having its registered address in Warsaw was signed on December 20, 2001, between "Orbis" S.A. and Mr. Jacek Szymoński for a price of US$ 5,700,000.00.

In this transaction, 7 435 shares, i.e. all the shares held by "Orbis" S.A., having a nominal value of PLN 1,000 each, representing 7 435 votes at the General Assembly of the Company's shareholders, have been sold. The book value of these shares in the account books equals PLN 7,435,000.00 (49% of the Company's founding equity).

The Company was founded on December 23, 1997, with the purpose of constructing and administering an office building with office space for rent, located on the "Orbis" plot at the junction of the Królewska and Marszałkowska streets in Warsaw. "Orbis" S.A. acquired 49% of the Company's shares. The shares were fully paid-up by way of making an in-kind contribution of the right to perpetual lease of the land and in cash. The Company's equity has been raised three times. After the last increase which took place in November 1999, the Company's equity amounted to PLN 15,174,000.

The price for sold shares was to be paid by December 28, 2001, to the foreign currency account of "Orbis" S.A. The rights attached to the shares will be transferred to the buyer on the day the following conditions are met: once "Orbis" S.A. is released from a guarantee in the form of a bill of exchange in respect of the repayment of a bank bridge financing which is due on December 31, 2001 (assignment of this guarantee to the Buyer) and upon payment of the price.

The shares in the Company have been regarded a long-term investment. However, considering the fact that construction and administration of office buildings is not the core business of Orbis" S.A., and further that agreed terms of the transaction reflect the value of the shares, the Management Board of "Orbis" S.A. made the decision to sell these shares.
/Current report no 42/2001/.

Note No 42.

On January 25, 2002, the Extraordinary General Assembly of "Orbis" S.A. Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2002/.

II. Litigation pending in courts of law and public administration authorities

Note No 43.

The Company has no records concerning cases of a total value in excess of PLN 110 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of December 31, 2001, initiated before a court of law or public administration authorities.

1. Among the pending court litigation, the case relating to the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending on this case:

1) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.
2) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings.
3) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of

which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected.

4) In a letter dated December 6, 2001, the company HESA called upon the Management Board of Orbis S.A. to release to that company the real property located in Warsaw, at 13, Krakowskie Przedmieście street. The said letter contained an attached Xerox copy of the notification from the District Court of Warsaw-Mokotów, X Land and Mortgage Registry Division, about the entry, on September 24, 2001, in the land and mortgage register KW 201926, of the company Hotel Europejski S.A as the holder of the perpetual usufructuary title to the land in question for the period till September 13, 2100. The entry was made following an application filed on September 18, 2001, on the basis of an agreement concerning perpetual use of land executed before a Notary, Mr. Zenon Marmaj, Deputy Notary acting for the Notary Janusz Marmaj, Notary's file no Rep. A 2219/01

2. Kasprowy Hotel in Zakopane.
The attorney of Orbis S.A. filed a complaint before the Supreme Administrative Court in Warsaw (date of complaint: May 17, 2001) against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after a review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The decision of the Nowosądeckie Voivod confirmed the acquisition by Orbis S.A. of the right to perpetual usufruct of the real property located in Zakopane, at the spot named Polana Szymoszkowa. The date of the court hearing was not yet fixed.

3. Kasprowy Hotel in Zakopane.
The case concerning termination of the right to perpetual usufruct of the plot located in the spot named Polana Szymoszkowa granted to Orbis S.A. is again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. The Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 and passed the case for review by the Nowosądeckie Voivod .

4. Grand Hotel in Warsaw.
The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office.

5. Grand Hotel in Warsaw.
On March 20, 2000, the successor to the former co-owner of the land constituting a real property in Warsaw, located at 19, Wspólna street, Mrs. Joanna Ostrowska-Bazgier, applied to the Housing and Municipal Development Office to declare invalidity of the administrative decision issued by the President of the City of Warsaw on April 11, 1950, that refused to grant to the former owners the right to temporary ownership of the real property. The application was not reviewed and in a decision dated August 21, 2000, and December 11, 2000, the Housing and Municipal Development Office refused to declare the said decision as invalid. Therefore, on January 16, 2001, Joanna Ostrowska-Bazgier filed a complaint before the Supreme Administrative Court against the decision dated December 11, 2000, passed by the President of the Housing and Municipal Development Office that refused to declare the said decision invalid.

6. Grand Hotel in Warsaw.
The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, located at 16, Hoża street. After review of the case, on August 30, 2001, the Housing and Municipal Development Office issued a decision whereby it refused to declare invalidity of the appealed-against decision of June 12, 1950. Therefore, successors of Mr. Romuald Wrzecian filed separate applications for a review of this case by the Office.

7. Mercure-Unia Hotel in Lublin.
Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2,

located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. Implementing the decision of the Property Commission, on October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL will unconditionally waive its claims to 1479 m^2, while Orbis S.A. will waive its perpetual usufruct right to 139 m^2.

8. Gdynia Hotel in Gdynia.
Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration.

9. Polonez Hotel in Poznań.
Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań.

10. Novotel Malta in Poznań.
The plaintiff, State Treasury – President of the City of Poznań sued for the amount of PLN 19 959.95 as interest for the delay in the payment of fees for perpetual usufruct of land during the years 1999-1998. On June 1, 2001, the District Court in Poznań issued an order for payment of the entire amount claimed by the plaintiff. As a result of objection filed against this order, on October 16, 2001, the Court issued a judgment, whereby it ruled that the defendant (the Branch) make a payment of the amount of PLN 19 959.95 along with statutory interest from May 31, 2001, and cover the costs of proceedings. On November 17, 2001, the Branch appealed against this judgment to the Regional Court in Poznań.

11. Forum Hotel in Warsaw.
By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of attorney acting for Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no 5021. According to the notice dated October 4, 2001, received from the President of the Housing and Municipal Development Office, (addressed to Orbis S.A. Forum Hotel), the attorney Wiesław Szczepiński applied for a review of the case which ended in issue of a decision terminating the proceedings concerning invalidity of the decision dated July 15, 1949, which is not valid as a legal document, and which refused to grant to the former owners the right to temporary ownership of land constituting the said real property in Warsaw.

12. Sofitel in Kraków.
By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property register dint the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other claimants represented by legal counselor Waldemar Lenarda against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for its rejection.

Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Zakopane - Kasprowy Hotel,
- in Poznań - Mercure Poznań Hotel,
  - Polonez Hotel,
  - Malta Poznań Hotel,
  - Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,

- in Gdańsk - Marina Gdańsk Hotel,
- in Warsaw - Łopuszańska street,
  - Bracka street.

Commentary of Management Board

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

Contents

Introduction

This report relates to the activities of Orbis S.A. during the period from January until December 2001. The report was prepared taking into account the guidelines of the Supervisory Board concerning quarterly reports and requirements concerning annual reports.

The individual chapters of this report relate to the major areas of the Company's operations. The main subject areas outlined in this report include: the characteristics of the Company, description of the overall macroeconomic situation affecting the Company's performance, description of competition, outline of marketing actions and promotions as well as efforts aimed at improving the quality of service, detailed presentation of economic results as well as sources of financing the Company's activities, information concerning investment outlays along with the description of the main tasks, characteristics of Orbis participation in other corporate organizations, as well as a commentary concerning individual hotels joining the Accor brands pursuant to the franchise agreement. The remaining subjects briefly outlined in the report concern insurance, transactions in real property and administrative matters.

1. Description of the Company Orbis S.A.

1.1 Organizational Structure

As of December 31, 2001, Orbis S.A. had 52 hotel branches located all over the territory of Poland.

The list of the Company's branches:

1. Orbis S.A. Magura Hotel Branch in Bielsko Biała,
2. Orbis S.A. Halny Hotel Branch in Cieszyn,
3. Orbis S.A. Motel Branch in Częstochowa,
4. Orbis S.A. Mercure-Patria Hotel Branch in Częstochowa,
5. Orbis S.A. Mercure-Hevelius Hotel Branch in Gdańsk,
6. Orbis S.A. Novotel Marina Branch in Gdańsk,
7. Orbis S.A. Novotel Centrum Branch in Gdańsk,
8. Orbis S.A. Posejdon Hotel Branch in Gdańsk,
9. Orbis S.A. Gdynia Hotel Branch in Gdynia,
10. Orbis S.A. Mercure Hotel Branch in Jelenia Góra,
11. Orbis S.A. Prosna Hotel Branch in Kalisz,
12. Orbis S.A. Skalny Hotel Branch in Karpacz,
13. Orbis S.A. Silesia Hotel Branch in Katowice,
14. Orbis S.A. Novotel Rondo Branch in Katowice,
15. Orbis S.A. Solny Hotel Branch in Kołobrzeg,
16. Orbis S.A. Novotel Bronowice Branch in Kraków,
17. Orbis S.A. Cracovia Hotel Branch in Kraków,

18. Orbis S.A. Sofitel Hotel Branch in Kraków,
19. Orbis S.A. Francuski Hotel Branch in Kraków,
20. Orbis S.A. Wanda Hotel Branch in Kraków,
21. Orbis S.A. Unia-Mercure Hotel Branch in Lublin,
22. Orbis S.A. Grand Hotel Branch in Łódź,
23. Orbis S.A. Mrongovia Hotel Branch in Mrągowo,
24. Orbis S.A. Beskid Hotel Branch in Nowy Sącz,
25. Orbis S.A. Novotel Branch in Olsztyn,
26. Orbis S.A. Mercure Hotel Branch in Opole,
27. Orbis S.A. Petropol Hotel Branch in Płock,
28. Orbis S.A. Merkure Hotel Branch in Poznań,
29. Orbis S.A. Novotel Malta Branch in Poznań,
30. Orbis S.A. Polonez Hotel Branch in Poznań,
31. Orbis S.A. Novotel Centrum Branch in Poznań,
32. Orbis S.A. Grand Hotel Branch in Sopot,
33. Orbis S.A. Aria Hotel Branch in Sosnowiec,
34. Orbis S.A. Arkona Hotel Branch in Szczecin,
35. Orbis S.A. Neptun Hotel Branch in Szczecin,
36. Orbis S.A. Reda Hotel Branch in Szczecin,
37. Orbis S.A. Helios Hotel Branch in Toruń,
38. Orbis S.A. Kosmos Hotel Branch in Toruń,
39. Orbis S.A. Forum Hotel Branch in Warsaw,
40. Orbis S.A. Grand Hotel Branch in Warsaw,
41. Orbis S.A. Holiday Inn Hotel Branch in Warsaw,
42. Orbis S.A. Novotel Airport-Okęcie Branch in Warsaw,
43. Orbis S.A. Solec Hotel Branch in Warsaw,
44. Orbis S.A. Vera Hotel Branch in Warsaw,
45. Orbis S.A. Victoria-Europejski Hotels Branch in Warsaw,
46. Orbis S.A. Novotel and Motel Branch in Wrocław,
47. Orbis S.A. Mercure-Panorama Hotels Branch in Wrocław,
48. Orbis S.A. Wrocław-Monopol Hotels Branch in Wrocław,
49. Orbis S.A. Kasprowy Hotels Branch in Zakopane,
50. Orbis S.A. Giewont Hotels Branch in Zakopane,
51. Orbis S.A. Polan Hotel Branch in Zielona Góra,
52. Orbis S.A. Zamojski Hotel Branch in Zamość.

1.2. Changes in the Company's Organizational Structure

On October 17, 2001, the Management Board made a decision concerning division of the last three double-hotel branches into independent organizational units:

- By virtue of a resolution no 25, the Management Board of Orbis S.A., a new branch of Orbis S.A., i.e. Europejski Hotel Branch in Warsaw, was separated from the Victoria-Europejski Hotels Branch in Warsaw,
- By virtue of a resolution no 27, the Management Board of Orbis S.A., a new branch of Orbis S.A., i.e. Monopol Hotel Branch in Wrocław, was separated from the Wrocław-Monopol Hotels Branch in Wrocław,
- By virtue of a resolution no 29, the Management Board of Orbis S.A., a new branch of Orbis S.A., i.e. Motel Branch in Wrocław, was separated from the Novotel & Motel Branch in Wrocław.

The newly established branches began their independent operations from January 1, 2002.

As a result of the above mentioned decisions, the branch:

- Orbis S.A. Victoria-Europejski Hotels Branch in Warsaw was renamed as Orbis S.A. Victoria Hotel Branch in Warsaw,
- Orbis S.A. Wrocław-Monopol Hotels Branch in Wrocław was renamed as Orbis S.A. Wrocław Hotel Branch in Wrocław,
- Orbis S.A. Novotel & Motel Branch in Wrocław was renamed as Orbis S.A. Novotel Branch in Wrocław.

1.3. Core Business of Orbis S.A.

The scope of the Company's business operations includes:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing congresses, conventions, symposia, conferences, exhibitions and other special events along with accompanying events,
- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport,
- provision of transport services, including lease of transport vehicles, organization of transportation by own means of transport as well as provision of transport vehicle repair services,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- foreign trade operations, in particular in the areas related to the Company's core business,

- sale of domestic and foreign products and goods,
- provision of services and conducting business operations in the area of training, investment and information technology,
- provision of banking services within the limits of a license,
- organization and running of gambling games and lotteries,
- provision of insurance services within the limits of licenses and authorizations,
- provision of customs agency services within the limits of a license,
- lease of non-residential premises,
- management of foreign hotels within the framework of Orbis' management systems.

1.4 Membership in Social Organizations, Foundations and Associations

In the year 2001, Orbis S.A. was a member or supporting member of the following organizations:

- Polish Academic and Business Forum,
- Association of Polish Accountants,
- 500 Club Foundation,
- Polish-Brazil Chamber of Commerce,
- Association of Managers,
- Management Accounting Institute,
- Foundation for the Development of Capital Market Standards,
- International Hotels and Restaurants Association /IHRA/,
- Foundation Poland's Promotion – Institute of Polish Brand,
- Association of Commercial and Cultural Cooperation with countries of Latin America.

1.5 The Company's Shareholding Structure

The share capital of the Company amounts to PLN 92,154,016 and is divided into 46 077 008 common bearer shares of "A, "B and "C series having a nominal value of PLN 2.00 each. All the shares in Orbis S.A. are listed at the Warsaw Stock Exchange.

According to information passed to the Company on the basis of Article 147 section 1 of the Act of August 21, 1997, on Public Trading in Securities, the list of Orbis S.A. shareholders as of December 31, 2001, was as follows:

Table 1

Shareholders	No of shares
Accor	25.00% minus 1 share
Reib International Holdings Limited	10.37%
State Treasury	6.24%
Michał Sołowow	5.01%
GTC	5.00%
Other shareholders at the stock exchange	48.38% plus one share

1.6 General Assembly of Orbis S.A. Shareholders

In 2001, two (2) General Assemblies of Shareholders were held.

1. On June 17, 2001, an annual Ordinary General Assembly of Shareholders was held according to the following agenda:

- Examination and approval of the Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2000, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profit for the year 2000;
- Examination and approval of the Management Board's report on the activity of Orbis S.A. for the period from January 1, 2000, up till December 31, 2000;
- Examination and approval of the financial statements of Orbis S.A. for the period from January 1, 2000, up till December 31, 2000;
- Adopting a resolution concerning division of net profit for the financial year ended December 31, 2000;
- Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2000;
- Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2000;
- Adopting a resolution concerning obtaining information relating to election of three members of the Supervisory Board for its V term of office by the Company's employees, binding upon the General Assembly of Shareholders;
- Adopting a resolution concerning appointment of members of the Supervisory Board for its V term of office;
- Adopting a resolution concerning amendment of the rules of remunerating members of the Supervisory Board;

- Adopting a resolution approving the annual consolidated financial statements of the Orbis Group prepared as of December 31, 2000;
- Adopting a resolution granting consent to transfer the title to perpetual use of plot no 154/3 and termination of the title to perpetual use of plot no 154/1 located at 1/3, Kraszewskiego street, Toruń, Poland;
- Adopting a resolution granting consent to transfer the title to perpetual use of land constituting a component of a real estate and composed of plots no 329/1 and 329/3 located at 2, Popiełuszki street, Toruń, Poland;
- Adopting a resolution granting consent to transfer the title to perpetual use of land constituting a component of a real estate and composed of plots no 81/1 and 125/1 located in Zegrze Płd., Nieporęt Commune, Poland;
- Adopting a resolution granting consent to transfer the title to perpetual use of land constituting a component of a real estate and composed of plot no 119/5 located at 93, Żywiecka street, Bielsko-Biała, Poland;
- Adopting a resolution granting consent to transfer the housing co-operative member's ownership title to commercial premises located at 20, Żabia street, Białystok, Poland;
- Adopting a resolution concerning consent to transfer a share in the title to perpetual use of plot no 39/AM 14/ and joint ownership title to a building constituting a separate real estate located at 5, Powstańców Śląskich street, Wrocław, Poland;
- Adopting a resolution concerning consent to transfer the title to perpetual use of land and the ownership title to a building located at 9, Modrzewiowa street, Bydgoszcz, Poland;
- Adopting a resolution concerning consent to transfer the title to perpetual use of land and the ownership title to buildings located at 3, Rolna street, Włocławek, Poland;
- Adopting a resolution concerning consent for the acquisition by Orbis S.A. from the Office of the Sopot Commune of the right of perpetual use, until the year 2089, of plots no 2/7, 103/7 and 104/7, having a total area of 591 m^2, located at the Powstańców Warszawy street in Sopot, Poland, owned by the Office of the Sopot Commune, in return for abandonment by Orbis S.A. of the right of perpetual use, until the year 2089, of plot no 2/5 having a total area of 492 m^2, located at the Powstańców Warszawy street in Sopot, Poland, owned by the Office of the Sopot Commune.

2. On September 18, 2002, an Extraordinary General Assembly of Shareholders was convened on the basis of Article 400 § 1 and was devoted to the following matters:

- election of members of the Orbis S.A. Supervisory Board by way of group voting pursuant to Article 385 § 3 of the Commercial Companies' Code,
- supplementary elections of Orbis S.A. Supervisory Board members by those shareholders who did not participate in the group voting pursuant to Article 385 § 6 of the Commercial Companies' Code.

1.7 The Company's Supervisory Board

During its IV term of office, i.e. until June 7, 2001, the Supervisory Board presided in the following composition:

- Eli Alroy,
- Janusz Czarzasty,
- Maria Czerwińska,
- Wanda Dutkowska,
- Paweł Dębowski,
- Stephane Michelangeli,
- Christian Rousseau,
- Janusz Rożdżyński,
- Andrzej Saja,
- David Vely (Chairman).

During the V term of office of the Supervisory Board, i.e. from June 7, 2001, until September 18, 2001, the composition of the Board was as follows:

- Eli Alroy,
- Janusz Czarzasty,
- Sabina Czepielinda,
- Wanda Dutkowska,
- Paweł Dębowski,
- Stephane Michelangeli,
- Christian Rousseau,
- Janusz Rożdżyński,
- Andrzej Saja,
- David Vely (Chairman).

As from September 18, 2001, the Supervisory Board presides in the following composition:

- Eli Alroy,
- Wojciech Ciesielski,
- Sabina Czepielinda,
- Wanda Dutkowska,
- Michael Harvey,
- Stephane Michelangeli,
- Janusz Rożdżyński,
- Andrzej Saja,
- Jean Philippe Savoye (Chairman),
- David Vely.

From December 12, 2001, the Board presided despite a vacancy caused by the retirement of Mr. Stephane Michelangeli from his function of the Orbis S.A. Supervisory Board member.

1.8. Information on the Activities of the Management Board

The Management Board acts in accordance with the procedures defined in § 13 section 3 of the Orbis S.A. Statutes and in the Management Board's Rules approved by the Supervisory Board. In the year 2001, the Management Board was composed of the following members:

Maciej Olaf Grelowski	- President,
Krzysztof Andrzej Gerula	- Vice-President,
Andrzej Bobola Szułdrzyński	- Vice-President,
Ireneusz Andrzej Węgłowski	- Vice-President,
Lidia Mieleszko	- Member of the Management Board,
Yannik Rouvrais	- Member of the Management Board.

Maciej Grelowski - President and Chief Executive Officer

Coordinates actions related management over Orbis S.A., manages the activities of the Management Board, chairs the meetings of the Management Board, stimulates and harmonizes the processes occurring in the course of the Company's operations and in contacts with the trade unions as well as matters related to the training and upgrading the qualifications of the personnel. As of December 31, 2002, the President held 4,563 shares in Orbis S.A.

Krzysztof Gerula - Vice-President of the Management Board, Director of Marketing and Investor Relations

Manages matters related to the formation and implementation of the Company's marketing policy related to product creation, price policy, sales system and promotional activities as well as to implementation of the policy of relations between the Company and key investors, owner's supervision over shares or equity participation in share capital held by Orbis S.A., and supervision over the implementation of commercial policy defined by the Management Board by Orbis S.A. representative offices abroad. As of December 31, 2002, the Vice-President held 2,607 shares in Orbis S.A., 182 shares in PBP Orbis and 73 shares in Orbis Transport.

Andrzej Szułdrzyński - Vice-President of the Management Board, Financial Director

Manages matters related to the shaping of the financial system of the company and the terms of the remuneration policy, financial internal controls, planning and economic research system, implementation of the economic and financial policy of the Company as well as the reorganization of both the structure and property of Orbis S.A. As of December 31, 2002, the Vice-President held 513 shares in Orbis S.A., 327 shares in PBP Orbis and 200 shares in Orbis Transport.

Ireneusz Węgłowski - Vice-President of the Management Board, Development Director

Manages matters related to the formation of the Company's development strategy through search for attractive investment opportunities, connected to the development of the hotel network, development of IT in the Company and supervision over the functioning of the IT network, forming of the hotel repair and modernization policy as well as supervision over its implementation, research of trends and developments in the hotel industry. As of December 31, 2002, the Vice-President held 3,000 shares in Orbis S.A.

Lidia Mieleszko - Member of the Management Board, Chief Accountant of the Company

Manages matters related to the formation and implementation of the accounting and reporting systems in the Company. As of December 31, 2002, Mrs. Mieleszko held 268 shares in Orbis S.A.

Yannick Rouvrais - Member of the Management Board responsible for the Company's Operating Affairs

Manages matters related to the standards and quality of services rendered by the Company as well as operating analyses concerning efficiency of hotel operations. Mr. Rouvrais does not hold any shares in Orbis S.A. or in other companies of the Orbis Group.

According to § 12 section 1 of the Statutes, the IV term of office of the Management Board lasts three subsequent years and pursuant to Article 369 § 4 of the Code of Commercial Companies, the term of the current Management Board expires on the date of the General Assembly convened to approve the report, the balance sheet and the profit and loss account of the Company for the year 2001.

1.9. Activities of the Management Board in 2001

During the period from January 1, 2001, till December 31, 2001, the Management Board held 47 meetings and adopted 38 resolutions. The most consequential resolutions affecting the activity of the Company as well as its economic and financial situation concern:

1. Introducing new form of sales of the Orbis S.A. product via the Central Sales Office set up especially for this purpose:
    - direct access with offers to potential corporate customers,
    - organization of all types of promotions and weekend programs,
    - preparing a system of bonuses and rebates;
2. Implementing the provisions of the General Franchising Agreement by re-branding the hotels into the following trade marks:
    - Novotel – 4 hotels,
    - Mercure – 7 hotels,
    - Sofitel – 2 hotels;
3. Change in the economic and financial system leading primarily towards tightening of the payroll expenses' control and shaping the levels of salaries depending on the operating performance of the branches;

4. Continued implementation of the employment restructuring and optimization process;
5. Simplification of the payroll systems and the scope of employee benefits in the Company;
6. Initiating the renegotiations of the Social Pact in relation to guarantees for Orbis S.A. employees with a view to facilitate and accelerate the restructuring process;
7. Restructuring operations, i.e. division of the 3 last multi-hotel branches;
8. Preparation, examination and approval of the draft financial budgets and investment plans for the years 2001 and 2002;
9. Foreign network restructuring process carried out by the Company, leading towards a progressive withdrawal of capital from foreign commercial companies (liquidation of Polorbis Travel Ltd. In London, closing down the representative office in Brussels);
10. Orbis S.A. participation in developer projects involving the construction of office buildings (Globis Poznań, Globis Wrocław, Królewska Sp. z o.o.);
11. Implementing the hotel modernization program in respect of hotels included in the Company's investment plans;
12. Preparation, examination and approval of the draft design for the construction of the Orbis – WAN corporate tele-information network;
13. Commercial policy, with consideration for the requirements imposed by Accor upon hotels belonging to Novotel, Mercure and Sofitel brands as well as unification of the principles of determining the prices and sales terms by the remaining hotels of Orbis S.A.;
14. Further unification of the standards and procedures in the Orbis S.A. hotels by way of introduction of the following:
    - breakfast standard,
    - reception standard,
    - instruction relating to reservations though the WWW site,
    - uniform definitions relating to room occupancy statistics, occupancy rate, average daily rate and business mix.

1.10. Investor Relations and Ownership Supervision

Orbis S.A. pursued a similar investor relations policy as in the previous years, not only by dispatching the non-consolidated and consolidated periodic reports and current reports, as required by law, but also with respect to numerous meetings with investors and analysts. Company representatives took part in conferences and road shows organized by investment banks abroad. The current information campaign was also carried through direct telephone contacts and electronic mail. All published reports and corporate information are available at www.orbis.pl.

In June 2001, a meeting of representatives of the strategic investor Accor with investors, company analysts and journalists was held in a newly opened and expanded Novotel Airport Okęcie in Warsaw. In the course of the meeting, Accor representatives presented their point of view on the incorporation of Accor Polska hotels to the Orbis S.A. hotel group which is planned for the year 2002 and had an opportunity to answer questions posed by the participants of the meeting.

The Company's shares are listed at the Warsaw Stock Exchange and its share quotations are included in the WIG 20 index. Further, a sponsored GDR program is carried out at the London Stock Exchange. Despite a decreased activity of investors in Poland, the company attracts interest on the part of institutional investors, investment funds, brokerage houses, banks, pension funds as well as insurance institutions, both domestic and foreign.

2. Market Trends and Conditions

2.1. Macroeconomic Environment

The weakened dynamics of the economic growth in Poland (according to the initial estimates of the Main Statistical Office (GUS), the GDP growth in 2001 was 1.1%) is reflected in the diminished level of sales revenues. Cuts of expenditure on hotel stays as well as the low level of demand for hotel services associated with the weak growth of the GDP further intensified during the fourth quarter of 2001. A cost-curbing policy employed by several Polish companies was also an outcome of poor forecasts in respect of the business situation in Poland during 2002 and a feeble condition of the public finances in Poland. Concurrent employment reductions in numerous Polish companies give rise to the growth of unemployment and reduced purchasing power of the Polish citizens. The downward trend that emerged in member states of the European Union and the United States continued to build up during the year and resulted in weaker business traffic between Poland and these countries, thus aggravating the reduction in demand for hotel services in Poland. Following the attacks on the United States, international passenger traffic was cut down even more. At the same time, the rate of exchange of the Polish Zloty and the EUR, a currency in which the majority of Orbis S.A. hotels publish their rates, did not benefit generating a higher average daily rate in Polish Zlotys.

A growth in supply of hotel rooms in Poland caused by completion of several investments compelled Orbis hotels to adopt a more flexible pricing policy. Upsurges in the supply of hotel rooms are of a cyclic nature worldwide. New investments are embarked upon during periods of intensified demand for hotel services, at times when economic growth brings about increased business traffic. Such traffic is welcomed at high prices in accordance with the rule of high demand and unmatched supply. In Poland, such a trend prevailed throughout the period 1997-1998. For some time now Poland has been witnessing the opening of new hotels, occurring during the period of a downward business trend, when a weaker demand encounters an increased supply.

At the same time, it is expected that the year 2002 will bring economic revival in Poland; yet, the anticipated growth of GDP will take place during the second half of the year. It is further anticipated that the rate of exchange of the Polish Zloty to the

EUR will grow slightly weaker throughout the year, thus permitting the Orbis hotels to generate higher average daily rate per room, both in the segment of foreign incoming traffic as well as international business arrivals.

In an environment of an intense competition, Orbis hotels situated in large urban centers and leisure locations forecast that they will refrain from reducing the rack rates in 2002 and maintain them at the current level, at the same time addressing special offers to selected target segments of the market. Some hotels made a decision to substantially cut the rack rates in order to better adjust to the local conditions and improve hotel occupancy.

2.2. Orbis S.A. Share Listings

The above-outlined economic situation prevailing in the country and abroad has been reflected in the stock-exchange quotations of Polish companies from the services' sector (including Orbis S.A.). The macroeconomic environment in which these companies operated had an impact upon their performance, thus also on the calculation of their shares by the stock exchange. Throughout the period of four quarters in 2001, the Orbis share price ranged from PLN 25.30 to PLN 12.40. The spread between the highest and the lowest price equaled PLN 12.90, that is 104.0% of the lowest quotation. Throughout the reporting period until the end of the third quarter, the quotations were clearly on the downward move and fell from PLN 25.30 to PLN 12.40 (throughout this period, the highest and the lowest quotation in the entire year 2001 were recorded). In the fourth quarter of 2001, this trend reversed and the quotations went up to a level of PLN 19.00 (on November 14, 2001), followed by a correction down to PLN 16.50 (on December 14, 2001), after which the quotations went soaring up to reach PLN 17.60 on the last day of 2001 quotations (December 31, 2001). Throughout the reporting period, the bottom price level was PLN 12.70, quoted at the beginning of October (October 3-5, 2001). The former bottom line was marked by quotations of July 20 and July 25, 2001, at the level of PLN 15.10 and PLN 15.15 respectively.

Having analyzed the performance of the WIG-20 index and Orbis S.A. share prices, it is evident that during the period January-December 2001, these two have been strongly and positively co-related. A rise in the WIG-20 index was accompanied by a rise of the Company's share quotations, while the decline of the index brought about a decline in the Company's price listings.

On the day (March 14, 2001) on which the WIG-20 index reached its local lowest at the level of 1 331.40 points, the Company's share price matched its performance and plunged to a minimum of PLN 19.90 on that day. Similar matching (local price "lows") occurred on July 20, 2001 (share price of PLN 15.10 and WIG-20 at the level of 1 137.30 points), September 27, 2001 (share price of PLN 12.40 and WIG-20 at 1 013.60 points), October 8, 2001 (share price of PLN 12.70 and WIG-20 at 1 002.29 points), December 13, 2001 (share price of PLN 16.35 PLN and WIG-20 at 1 177.74 points).

Chart 1. Orbis S.A. and WIG-20 index quotations during the period January-December 2001.


Orbis S.A.
WIG-20
I-XII 2001
30,0
28,0
26,0
24,0
22,0
20,0
18,0
16,0
14,0
12,0
10,0
1 800
1 600
1 400
1 200
1 000
800
600
400
200

Rises of both these lines occurring simultaneously became evident, for instance, on April 20, 2001. On that day, Orbis share price of PLN 24.00 corresponded to the rise of the WIG-20 index up to the level of 1,498.95 points. Almost simultaneous upward movements of the WIG-20 index and the Company's share price quotations (local share price "ups") took place also on May 25, 2001 (respectively, index up to the level of 1 494.38 points and the price at PLN 22.30), on August 2, 2001 (share price at PLN 17.65 and WIG-20 index at the level of 1,189.77 points), on September 7, 2001, (share price at PLN 17.60 and WIG-20 index at the level of 1,170.0 points) and on November 14, 2001, (share price at PLN 19.00 and WIG-20 index at the level of 1 338.98 points).

Table 2. Orbis S.A. and comparable hotel chains' share price quotations

Company	Share price as of Jan 3, 2002	52 – weeks (price)	
		highest	lowest
Jarvis Hotels (£)	89.0	163.0	80.5
De Vere Hotels plc (£)	315.5	394.5	228.0
Queens Moat Houses plc (£)	8.3	34.0	6.8
Thistle Hotels plc (£)	121.0	192.5	81.0
Danubius (HUF)	3 500.0	4 580.0	2 355.0
Orbis S.A. (PLN)	19.0	25.2	12.4

Table 3. Ratio of the price of January 3, 2002, and the highest and lowest price quotation throughout a 52-week period

Company	Ratio of the price on Jan 3, 2002 to the highest price	Ratio of the price on Jan 3, 2002 to the lowest price
Jarvis Hotels (£)	54.6%	110.6%
De Vere Hotels plc (£)	80.0%	138.4%
Queens Moat Houses plc (£)	24.3%	121.3%
Thistle Hotels plc (£)	62.9%	149.4%
Danubius (HUF)	76.4%	148.6%
Orbis S.A. (PLN)	75.4%	153.2%

The figures presented in the above table indicate that, taking the date of January 3, 2002, and the preceding 52-week period as reference points, the prices of all the companies fluctuated somewhere closer to the lowest price reached during the period of question. Company valued very close to the lowest price was the Jarvis Hotels (110.6% of the lowest price). Other hotel chains quoted close to the lowest price included the Queens Moat Houses plc (121.3 % of the lowest price) and De Vere Hotels plc (138.4 % of the lowest price).

On the contrary, prices of companies: De Vere Hotels plc (in case of this network, the price level of January 3, 2002, was equally quite close to the highest and lowest price quotation, since their price spread during the period in question was the lowest; the spread between the highest and the lowest price equaled 173.0%, whilst the price spread of shares recording the highest price fluctuations, i.e. the above-listed Queens Moat Houses plc, ran as high as 500%), Danubius and Orbis S.A reached levels that were the closest, amongst the companies listed in the table above, to their highest share prices, i.e. respectively 80.0% of the highest price quoted at the stock exchange and 76.4% and 75.4% of the highest price. In the case of the company Thistle Hotels plc, on the reference date (i.e. on January 3, 2002), its share price was more or less at the equilibrium point between the highest and the lowest price quoted during the 52-week period (the level of £ 121 represented 62.9% of the highest price and 149.4% of the lowest price).

The stock exchange quotations reflect the economic situation. Companies operating in the services' sector, including those in the hotel industry, have recorded weaker performance than in the year 2000. Symptoms of recession occurring in the United States affected the world economy, while the situation in Europe, Asia and in the East was often an outcome of the events taking place in the United States. In Poland, the economic downward trend was revealed, among others, in the decline in the number of incoming tourists (in 2001, 61.4 million foreign tourists arrived in Poland, i.e. by 27.3% less than in the past year) as well as in the lower internal demand (the decisive criterion for selecting a hotel was the rate, customers often opted for hotels offering lower standard at lower prices). As a result, the demand for services offered by hotels was lower. On the other hand, the condition of the market and the level of demand are affected also by investments by foreign hotel chains and domestic investors. For instance, the year 2001 witnessed the opening of a hotel adjoining the Warsaw-Okęcie Airport. The hotel is competitive towards the hotel base of Orbis S.A., particularly for the newly expanded Novotel. This investment and other investments planned for the nearest future (for instance, the Inter-Continental, Westin, Radisson, Złote Tarasy, two Gromada hotels) will result in the decline of the Orbis' hotel share in the market and pose a threat of attracting and drawing away Orbis' customers.

To summarize, the performance of hotel companies reflects both the capacity and the economic condition of individual regions. In the year 2001, these conditions were difficult, required the right decisions and skilful management.

2.3. Competition: Supply and Demand for Hotel Services

A difficult situation of the hotel industry in Poland in the year 2001 is undoubtedly an outcome of a weaker economic growth and a decline in the number of guests visiting our country. In the period from January to December 2001, the following traffic volumes were recorded: 53.1 million Poles traveled abroad (6.3% less than in the year 2000), 61.4 million foreigners arrived to Poland (decrease by 27.3%). A most substantial plunge was observed in the incoming traffic on the Southern and Western borders, which was mainly caused by the decreased number of visits to the bazaars and markets adjoining the borders. The number of foreign tourists' arrivals at airports went down by 6.1% in September 2001 and by 15.8% in October and November. The crisis of air transport to a more extent affected the domestic outgoing traffic rather than the foreign incoming traffic.

Furthermore, the Orbis hotels' performance was affected by a higher supply of hotel rooms on its basic business and tourist markets such as: Warsaw, Wrocław, Trójmiasto (Gdańsk-Gdynia-Sopot), Kraków, Poznań, Katowice.

Warsaw is the most vital local market for Orbis S.A. Orbis S.A. has 2.5 thousand rooms in the Polish capital. As at the end of the year 2001, the share of Orbis S.A. hotel base in terms of the overall number of rooms available in comparable hotels on the Warsaw market stood at 46% and was by 2 percentage points lower than in the year 2000. Simultaneously, this market is exposed to the most aggressive actions of Orbis' competitors. At present, the major competitors include hotels belonging to worldwide hotel chains, that is Marriott (521 rooms), Bristol (205 rooms) and Sheraton (352 rooms) as well as 12 hotels owned by private hoteliers, including the Jan III Sobieski Hotel (413 rooms) and former Hotele Warszawskie Syrena belonging to an Austrian company Bau Holding AG.

In the year 2001, the following were rendered operational:

- 123 rooms in the Novotel Airport Okęcie belonging to Orbis S.A.,
- 180 rooms in the Airport Okęcie Hotel at 17 Stycznia street,
- 132 rooms in a four-star Best Western Mazurkas Hotel located in Ożarów Mazowiecki - 11 km from the airport, at an international route E-30 from Warsaw to Poznań and Berlin.

In addition, the four-star Hyatt Regency Warsaw Hotel (250 rooms) located at Belwederska street opened on March 5, 2002.

Therefore, the market share of Orbis S.A. hotels in terms of the number of available rooms on the Warsaw market will drop to the level of 44% in the first quarter of 2002.

Presently, 7 construction projects of high-standard hotels are being implemented on the Warsaw market:

- BRC Holding company builds a four-star Radisson SAS Hotel with 303 rooms at the junction of Jana Pawła II and Grzybowska streets. The opening is planned for the end of the year 2002. Radisson SAS already operates a hotel in Szczecin, subsequent ones are to be erected in Kraków and Wrocław.
- expansion works of the Gromada hotel were commenced at Powstańców Warszawy Square - as a result, approximately 197 rooms will be added to the existing hotel. The company Gromada Invest is the investor. The first guests are likely to arrive in the hotel in the year 2003.
- In July 2001 the state-owned airport enterprise „Państwowe Porty Lotnicze" started the construction of a hotel of Holiday Inn standard with approximately 300 rooms. The opening of the hotel is forecasted for the end of the year 2003.
- Starwood Hotels & Resorts Wordwide Inc. – operator of such hotel chains as: Sheraton, Westin, Four Points – intends to open the first luxurious hotel under the Westin brand in Poland. The hotel will be erected in the region of Grzybowska and Jana Pawła II streets (opposite the Radisson hotel under construction). The five-star The Westin Warsaw hotel will offer 366 rooms. Its opening is planned for the year 2003.
- Warimpex and UBM from Austria build a five-star hotel in the place of the demolished jazz club Akwarium, which will belong to the Inter-Continental network. The hotel is to have 328 rooms plus 72 suites. Its opening is forecasted for the autumn of 2003.
- Euro Centrum, a five-building centre situated at 124/138 Aleje Jerozolimskie comprising, apart from office buildings (over 55 thousand sq. m.), a four-star hotel with 308 rooms. The opening of the hotel is forecasted for the second half of the year 2003.

The following hotel projects are planned to be implemented in the forthcoming years:

- Gold Terraces "Złote Tarasy" is yet another investment project in the capital city envisaging the construction of a hotel within a complex of buildings. The complex is to be situated in the vicinity of the Central Railway Station, with the above mentioned, most probably a three-star hotel with 450 rooms, being the tallest of the buildings. The opening date of the hotel is not known yet.
- A company Hochtief Project Development Polska plans to implement a hotel and office project in a so-called sky-scraper (160 m tall) along Al. Jana Pawła II at the ONZ roundabout. This centre will house a multi-storey, four-star hotel offering 200 rooms. The entire investment project will be completed in the year 2004.
- Pol-Mot Holding, grouping domestic companies in the automotive, agro-technical and construction sectors of economy together with a Dutch company Trillby are planning to construct a Hilton hotel in Warsaw. This hotel will be located at the junction of Grzybowska and Wronia streets and will have 360 rooms. The estimated cost of the investment project amounts to approximately US$ 50 million.

By the end of the year 2003, a total of approximately 2,193 new rooms will become available on the Warsaw market in competitive hotels, i.e. 580 new rooms in the year 2002 and 1,613 new rooms by the end of the year 2003.

According to the information from Jones Lang Lassale dated June 2001, the following investments are also planned: Atrium Site, Qubus, Sports Hotel.

On the **Wrocław** market the number of hotels with modern facilities and high standard of services has been growing from year to year. The market share of Orbis S.A. hotels in terms of rooms owned equaled 41% in 2001 and was below the level recorded in the year 2000 by 12 percentage points.

Presently, most serious competitors for our hotels include 14 hotels, among others: Park Plaza (178 rooms), Maria Magdalena - Qubus (83 rooms), Prima – Best Western Hotel (79 rooms) and two four-star hotels: the Holiday Inn (168 rooms) and the Dorint Hotel (206 rooms) put into operation in 2001.

Two subsequent hotels are planned to be rendered operational in the near future: a four-star Radisson SAS hotel (165 rooms, the planned date of putting into operation – May 2002) and a three-star Campanile Hotel (110 rooms, the planned date of opening – April 2002). In addition to this, a Marriott hotel (205 rooms, the planned opening date – February 2003) will be constructed on the basis of existing Polonia and Europejski hotels.

The share of Orbis S.A. hotels in the **Trójmiasto** (Gdańsk-Gdynia-Sopot) market in terms of the number of rooms owned stood at 71% in the year 2001 and was 4 percentage points below the level recorded in the year 2000. Presently, the most severe competition for Orbis S.A. embraces 5 hotels, including the Holiday Inn in Gdańsk (143 rooms), part of the Nadmorski hotel in Gdynia (91 rooms, targeted number of rooms: 110) added in 2001, Hanza in Gdańsk (60 rooms) and Zhong Hua in Sopot (46 rooms). A new Rezydent hotel (73 rooms) was opened in 2000, with attractive architectural design and stylish interior, located close to the railway station in Sopot. The year 2001 also saw the opening of smaller hotels with close-circle atmosphere, which, if luxuriously furnished, may represent considerable competition in the future. They include, among others, the Opera hotel (23 rooms) situated at Opera Leśna in Sopot, hotel - Willa Lubicz in Orłów and a five-star Podevils hotel (10 rooms in a renovated tenement-house).

The opening of a four-star Haffner hotel at Haffnera street in Sopot, offering 106 rooms, is planned for June 2002. Additionally, work is underway on the construction of a hotel and services centre in Sopot at Powstańców Warszawy street. The centre is planned to embrace a four-star hotel with 164 rooms. The planned date of the opening of the centre is the year 2003. Design works are carried out concerning the construction of the Holiday Inn Hotel in Gdynia (160 rooms), which will be based on the existing Dom Marynarza. Plans for the construction of such hotels as: Transatlantyk in Gdynia (108 rooms), a four-star hotel in Polanka in Gdynia (180 rooms in a leisure centre with swimming pools) and a hotel to be possibly managed by Radisson SAS in Gdynia (130 beds plus suites), planned in the immediate neighborhood of the Gdynia Hotel at Skwer Kościuszki, have not been confirmed to date.

In the year 2001, the share of the Orbis' hotels in the **Kraków** market decreased by 7 percentage points as compared to the year 2000 and stood at 44%. The year 2001 witnessed the launch of operation of hotels which are competitive towards Orbis S.A.: the Holiday Inn hotel – 154 rooms, 7 conference rooms, and the Campanile hotel, attractively located close to the famous Planty gardens (106 rooms). Smaller hotels of high standard, such as the Classic hotel (30 rooms) and Amadeus hotel (22 rooms) situated in a historical building not far from the main market are also Orbis' competitors. Further, a few hotels constituting competition of a secondary importance were opened in the year 2001: the Witek hotel (62 rooms, conference centre) located not far from the Kraków-Balice airport, Hotel Ruczaj (54 rooms) and Secesja (26 rooms). In February this year the Novotel+Ibis hotel centre (200+175 rooms) was opened. In addition, eight other hotels offering a total of 679 rooms are planned to be put into operation this year. These include among others: the Aria Hotel, the Symposium – Best Western Hotel, the System Hotel and the Monopol Hotel.

The share of the Orbis S.A. hotels in the **Poznań** market equaled 66% in the year 2001 and went up by 2 percentage points as compared to the year 2000. The increase was attributable to the fact that modernized rooms in Mercure and Novotel Poznań hotels were put into operation in the year 2001. Presently, hotels that have been in operation for a few years represent the most severe competition to Orbis S.A. hotels and they include: the Park (100 rooms), Vivaldi (52 rooms), Ikar (97 rooms), Wielkopolski (100 rooms) and Best Western hotels (58 rooms, formerly Trawiński hotel). The year 2000 witnessed the opening of no more but one, 10-room hotel of high standard, namely Rezydencja Solei, situated on the Poznań main market, in a renovated tenement house. Plans for the next years include the expansion of such hotels as: the Trawiński (by 80 rooms) and Batory (by 9 rooms). Furthermore, the Wechta company which purchased a plot of land at the corner of Roosevelta and Dąbrowskiego streets in September and investors for the Business Centre, comprising a Belgian company and the City of Poznań, are planning to erect a hotel. A modern office and hotel centre with a hotel offering 180 beds is to be erected at the location of former Bałtyk cinema.

The share of the Orbis S.A. hotels in the **Katowice** market amounted to 53% in 2001 and was 35 percentage points lower than in the year 2000. The drop resulted mainly from the fact that, in the year 2001, 350 rooms in Katowice hotel, which had been undergoing renovation for nearly two years, were put into operation. Furthermore, in the course of the year 2001, two hotels were opened: Ibis (116 rooms) in Zabrze and Diament (43 rooms) in the centre of Katowice. Plans for the year 2002 provide for the construction of a four-star hotel with an international congress centre close to the Milenium Plaza centre in the region of Dolina Trzech Stawów. New accommodation facilities will also be created in Chorzów in the vicinity of an aqua park planned for the year 2002 and in a congress-office-hotel Europa Center, which is to be completed as early as next year in the spring. Furthermore, Holiday Inn hotel will be opened in Katowice in the fourth quarter of the current year (most probably in September). It will be located on the nine highest floors of UniCentrum (32 floors – the tallest building in Katowice), being the most modern office building in the region. The last floor will house a so-called Sky Bar with a view over the entire Silesia and the Beskidy mountains. The four-star hotel will offer 150 rooms, conference centre and a fitness club.

In the year 2000 the share of the Orbis S.A. hotels in the **Szczecin** market amounted to 36%. The most severe competitors on the market include: the Radisson SAS hotel (369 rooms), Panorama (135 rooms) and Dom Marynarza (139 rooms). The emergence of two new hotels: a hotel of Campanile brand (hotel has 85 double rooms, a restaurant with 70 covers and 4 conference rooms) located in the city centre as well as the Bończa hotel (40 rooms) did not bring about a significant decrease in the share held by Orbis owing to the fact that, in the year 2001, renovated rooms in the Neptun hotel were put into operation. Consequently, the share of the Orbis hotels stood at 35% in 2001. In March 2002 the Ibis hotel (103 rooms) and Novotel (122 rooms) were opened. The construction of two subsequent hotels with approximately 175 rooms in the city centre is planned to be commenced in the years to come.

3. Marketing and Promotion of the Company

3.1. Commercial Policy

Whilst preserving the basic principles applicable in the year 2000, the guidelines of Orbis S.A. commercial policy for the year 2001 have been adapted to meet the requirements of particular Accor brands, and therefore:

- the currency in which the hotel rates are published is the EUR, except for hotels of Sofitel and Holiday Inn brands, whose rates are published in US$,
- room rates include the price of room, breakfast and VAT; in the case of Sofitel and Holiday Inn hotels, the price of breakfast is published separately,
- following the principle adopted by Accor, a separate rate system was introduced for the tourist market and the business market,
- a uniform Corporate Rates system was introduced in the Accor reservation system, and, through Accor, in GDS global reservation systems,
- business year, which lasts from January to December for the business traffic, has been extended to last until March 31, 2002 with regard to tourist traffic.

The commission fees paid to the travel agencies amounted to:

- in retail sales – from 8% up to 15%,
- for tour operators – up to 25%, with a possibility of granting additional up to 5% as the so called „overriding commission", after exceeding the sales volume defined in the agreement.

Simultaneously, the year 2001 witnessed the introduction of a system for coordination of commercial policy and fixing of Orbis hotel rates on particular markets, being a practical implementation of a common regional policy with respect to rates and sales. Coordinators were appointed for the five markets covering: Warsaw, Kraków, Wrocław, Poznań and Gdańsk-Gdynia-Sopot. Two more coordinators will be appointed to cover the Silesian and the Szczecin markets. The appointed coordinators supervise the cooperation between Orbis S.A. hotels, incorporating in the cooperation efforts also the Accor Polska hotels with respect to rates applied and the services provided to the business and tourist traffic.

3.2. Occupancy Rate, Average Daily Rate and RevPAR

In 2001, the occupancy rate equaled 49.2% and was by 4.3% less than in the year 2000. In 2001, Orbis hotels sold 1 778 181 roomnights, by 5.1% less than in 2000. In the fourth quarter of 2001, the total number of rooms sold reached 361 896 (by 10.6% less than in the fourth quarter of 2000). The sales were effected in the context of an increased number of available rooms (by 3.4%), which in 2001 reached 9 923 rooms. The number of available rooms during the fourth quarter of 2001 equaled 9 947 and was by 3.3% greater than in the fourth quarter of 2000. The Average Daily Rate in the year 2001 equaled PLN 220.5 (decrease by 11.6%). The Revenue per Available Room (RevPAR) in 2001 equaled PLN 108.6 (decline by 18.7%).

Chart 2. Business mix - rate segments in Orbis S.A. during the period January-December 2001.


Share in hotel room occpuancy (%)
0% 5% 10% 15% 20% 25% 30% 35% 40% 45%
Business mix - rate segments
Groups 30,0% 26,3%
Weekend 4,4% 2,7%
Package Tours & Leisure 6,0% 4,9%
Other tourist 3,2% 2,0%
Corporate 7,7% 8,7%
Local Corporate 21,9% 22,0%
Conference 4,9% 5,7%
Rack Rate 21,7% 27,6%
Complimentary 0,2% 0,2%
Year 2001
Year 2000

It is worthy of note that the decline in the number of rooms sold concerns only the business guests, to whom 24.4% less rooms were sold in 2001 as compared to the corresponding period of the past year. The hotels recorded a major increase in the number of rooms sold to tourist quests during the fourth quarter of 2001, i.e. by 29.3%. The increase in the number of rooms sold to tourist guests was predominantly attributable to an increased number of group arrivals, predominantly German groups, growing sales of weekend offers, addressed mainly to domestic customers, and rise in the sales of special offers in the segment of foreign individual tourists and group traffic.

In the light of significantly lower demand on the part of business guests, Orbis hotels implemented an extensive program of promotions relating to both the product as well as price of the services sold.

As a result of the developments described above, during the fourth quarter of 2001, the share of business guests in the overall structure of rooms sold equaled 63.3% as opposed to 74.7% in the fourth quarter of 2000. Rooms were sold to business guests at an average rate of PLN 262, which means a decrease by 8.2% as compared to the fourth quarter of 2000. The average rate in the tourist segment equaled respectively PLN 146.3 and fell by 14.8% as compared to the fourth quarter of 2000.

The performance throughout the entire year 2001 replicated a similar trend: decline in the number of rooms sold to business guests equaled 16.7%, while growth in the number of rooms sold in the tourist segment reached 15.5%. The average rate in the business segment in 2001 equaled PLN 275.9 (reduction by 6.3% as compared to the year 2000), whilst in the tourist segment, the average rate totaled PLN 149.7 (reduction by 11.6% as compared to the year 2000).

Chart 3. Average rate in various rate segments in Orbis hotels during the period January-December 2001 (in PLN).


0
50
100
150
200
250
300
350
Business mix - rate segments
Rack Rate
305,1
Corporate
302,9
Local Corporate
253,5
Weekend
235,7
Conference
211,9
Package
189,8
Leisure
150,6
Other tourist
136,5
Groups
131,1
TOURISM
149,7
BUSINESS
275,9
TOTAL
220,8

3.3. Market Segments

The share of Poles in the number of rooms sold decreased slightly in the fourth quarter of 2001, i.e. from 44.6% to 43.6%. In general, Poles accounted for 35% of guests in Orbis hotels in 2001 (36.4% in 2000). The most numerous group of foreign guests in Orbis hotels are German guests, who account for 18.9% of the number of rooms sold in the fourth quarter of 2001 as compared to 15.2% in the fourth quarter of 2000. In 2001, the share of German guests in the overall guest structure rose from 21.8% to 23.6%.

The traffic from the United States and Canada in the fourth quarter of the year 2001 reflected the effects of the tragic events that took place in September. The number of rooms sold to guests from the United States and Canada in the fourth quarter of the year 2001 fell by 19% as compared to the corresponding period of 2000. In the fourth quarter of 2001, the share of guests from the above mentioned countries in the structure of the rooms sold equaled 4.0% as compared to 4.4% in the fourth quarter of 2000, as opposed to the average annual results for 2001 which reflect an increase of the share of American and Canadian guests from 5.7% in 2000 to 6.4% in 2001.

Chart 4. Market segmentation of hotel guests by country of origin in the period January-December 2001.


0%
5%
10%
15%
20%
25%
30%
35%
40%
Austria
Belgium
Czech Rep. & Slovakia
France
Spain
The Netherlands
Israel
Japan
Germany
Russia / FIS
Switzerland
USA & Canada
Great Britain
Hungary
Italy
Scandinavian states
Other
POLAND
23,6%
21,8%
6,4%
5,7%
5,2%
35,0%
36,4%
2001
2000

Chart 5. Food & beverage sales segmentation in the period January-December 2001.


0%
10%
20%
30%
40%
Breakfasts
26,5%
25,9%
Groups
10,7%
9,5%
Conference
11,5%
10,6%
Banquets & Catering
12,9%
13,9%
Private customers
32,0%
33,3%
Other
6,5%
6,8%
Year 2001
Year 2000

The food & beverage sales in 2001 amounted to PLN 231.2 million, representing a 6.5% decline as compared to 2000. The reduction in the food&beverage sales reflected the changes in room occupancy: breakfast sales fell by 4.5%, while the value of meals served to tourist groups and during conferencesincreased. A major drop of sales (by 12.4%) was recorded in the segemtn of private customers as well as banquets and catering (by 13.6%).

The structure of food&beverage sales shows a continuing dominance of breakfasts (26.5%). The share of tourist groups increased up to 10.7% and conferences up to 11.5%. Despite a drop in sales, the share of private customers is still predominant (in the year 2001, these sales accounted for 32%, while in the past years, for over 1/3 of the overall sales).

3.4. The Sales System

An important event altering the sales structure of Orbis in the year 2001 was the commencement of operation, in September 2001, of the Orbis Central Sales Office and its four Regional Sales Offices in Warsaw, Poznań, Katowice and Gdańsk, covering the entire territory of Poland. The Office executes agreements relating to individual business trips and to services connected with events organized by particular corporate customers within the framework of the so-called MICE (Meetings, Incentive,

Conferences, Events). By the end of the year 2001, 464 corporate and MICE agreements had been signed. Moreover, the Central Sales Office is anticipated to conclude, in the course of the entire year 2002, a total of 2 120 agreements (out of which 487 031 rooms will be contracted for the year 2002), including agreements renegotiated for the subsequent year, which should have an impact on the increase of rooms sold in the business department.

Furthermore, the Tourism and Leisure Department was created within the framework of the Central Sales Office and entrusted with the task of establishing global cooperation with Polish and foreign travel agencies. In the year 2001, the said department contracted, on a current basis, tourist traffic to the Orbis S.A. hotels for the year 2002, and in April 2002 it will begin to conclude contracts with travel agencies for the year 2003. With a view to facilitate the cooperation, a central system for clearing commissions for domestic travel agencies is being created. The system will supplement the Pegasus/HCC system which has been functioning for many years and which deals with the commission clearing for foreign travel agencies.

On account of the general franchising agreement signed with Accor in the year 2000, further 13 Orbis S.A. hotels (18 hotels in total) joined the Accor Sales Offices worldwide in the year 2001. The beginning of cooperation with Accor Sales Offices in Germany and Great Britain which operate on markets of major significance to Orbis S.A. was particularly important.

Hotels incorporated into the Accor brands in the year 2001 are expected to report, in the year 2002, an increase in the number of reservations made through Accor Reservation Services. Already in the year 2001, hotels which functioned in the SMART system before they were incorporated into Accor recorded improved results thanks to their incorporation into Accor brands. In the year 2002, the Orbis S.A. hotels which joined the Accor brands in 2001 will take part in the Accor's global „winter sale", a campaign targeted at business traffic during particularly low season (November-January) or „summer sale" (an offer for July-August). The impact of these campaigns could be observed in the results achieved in the year 2001 and should generate additional sales in the year 2002.

In the year 2001, sales operations also involved:

- cooperation of the Orbis S.A. hotels with BTZ PBP Orbis as well as other Polish and foreign travel agencies,
- sale and intensification of Orbis hotels' offer through foreign companies and Orbis representative offices in London, Köln, Rome and New York,
- franchising agreements concluded with Accor S.A. for the use of Sofitel brand name for two hotels, Novotel brand name for nine hotels, Mercure brand name for seven hotels and with BASS Hotels & Resorts for the use of Inter-Continental, Holiday Inn and FORUM brand names (3 hotels in total),
- participation in global reservation systems AccorRes - 18 hotels, CRS/GDS (Global Distribution System) such as: UTELL/Pegasus - in 5 hotels, SMART Traveler/Hotel World - in 31 hotels, Inter Continental Global - 1 hotel and 1 hotel

in the Holidex system. The global reservation systems are mainly used by travel agencies and international consortia.

At the central level, these actions were supported by means of:

- promotion of a nation-wide Orbis S.A. hotels' offer organized by the Central Sales Office, with particular regard to weekend programs,
- the functioning of WWW sites www.orbis.pl and www.orbishotels.pl, which provide up-to-date information on promotions in hotels, room rates and enable customers to make a room reservation. Reservations through the website are not made in real-time. The Internet site is planned to be developed in the year 2002. New, attractive websites are to be developed and the presence of Orbis S.A. hotels in the Internet is to be expanded by the creation of a new service available in four languages,
- the functioning of info line 0-801-606-606, serving as the information centre with a possibility of making reservation. Waiting time for the confirmation of reservation made through the info line is not more than 2 hours.

Chart 6. Room occupancy according to reservation sources in 2001.


0%
10%
20%
30%
40%
Travel agencies
37,5%
36,0%
GDS
2,6%
2,1%
Corporate
31,4%
33,8%
Hotels
0,8%
0,8%
Airlines
1,6%
0,6%
Direct reservation
26,2%
26,7%
Year 2001
Year 2000

3.5. Loyalty Programs

The offer of loyalty programs available in the Orbis S.A. hotels was expanded to include programs functioning in the Accor's brands. In the year 2001, the following loyalty programs functioned in Orbis S.A. hotels:

- Orbis Corporate Program, availed of by over 670 (mainly Polish) companies and institutions. This program came to an end on January 31, 2001 and is continued by means of agreements concluded by particular companies with the Orbis Central Sales Office,

- Orbis Gold Club grouping, as at the end of 2001, a total of 17 455 individual members, of which 50,1% renew their membership for a subsequent year in a row,
- Lot Voyager/Qualiflyer Program, in which the Orbis S.A. hotels participated as partners of Polish Airlines LOT, and an expanded program within the framework of Qualiflyer group since November 1, 2000.

With growing integration of particular Orbis hotels with the Accor network, additional Accor loyalty programs designed for the given brands were introduced in these hotels. These include the following loyalty cards of particular brands:

- Novotel Worldwide Card,
- Mercure Club,
- Sofitel Exclusive and Sofitel Exclusive Business card,

and Accor's partnership programs:

- Carte Compliment: a payment card, being a joint undertaking of American Express and Accor, valid in all hotels bearing the Accor brand name,
- Frequence Plus/Air France: joint program of Accor and the French airline Air France, functioning on corresponding terms and conditions as the Qualiflyer program.

The constant and invariably applicable rule is that privileges and discounts derived from participation in several loyalty programs cannot be combined. The customer has the right to choose the offer that is most beneficial for him.

3.6. Special Offers

In the year 2001, Orbis S.A. offered special weekend rates to its individual guests within the framework of the following campaigns:

- „May Open Days in Orbis hotels" (April 27, 2001 - May 6, 2001) - 6 616 rooms were sold,
- „Super Weekend in Orbis hotels" (June 13, 2001 - June 17, 2001) - 1 779 rooms were sold,
- „Autumn Weekends in Orbis hotels" (October 5, 2001 – December 23, 2000) - 10 803 rooms were sold.

Guests could also use a Weekend Voucher in the Orbis S.A. hotels as a result of executing a cooperation agreement with PKN Orlen; the said voucher being a reward in PKN Orlen's loyalty program Vitay.

In the year 2002, the guests of the Orbis S.A. hotels will be able to avail themselves of special weekend offers throughout the year, with the exception of the holiday period.

3.7. Promotion and Advertising

The main objective of promotional and advertising activities undertaken at the central level for and on behalf of Orbis S.A. hotels was to create the demand for hotel, food & beverage, as well as conferences and banquets services rendered by hotels grouped in the Orbis network.

To attain the above targets, the following promotional tools and techniques were applied:

- own published materials (printing of information materials, brochures, leaflets, folders),
- advertising through the media (press, television, radio),
- fairs and exhibitions (participation in both domestic and foreign fairs and exhibitions), direct mail (mailing of special offers).

In relation to the affiliation of 13 hotels with Sofitel, Mercure and Novotel brands, promotional activities focused on disseminating information about the change of name of hotels and providing the public, including present and potential clients, with up-to-date information.

To this end, a series of advertisements was placed in high-circulation dailies, weeklies and magazines („*Rzeczpospolita*", „*Wprost*", „*Polityka*", „*Newsweek*", „*Nowe Życie Gospodarcze*", „*Parkiet*", „*Puls Biznesu*", „*Kaleidoscope*", etc.). Furthermore, interviews, sponsored texts and presentations were published in industry-specific papers and periodicals (including „*TTG*", „*Świat i Podróże*", „*Świat Kongresów i Targów*", „*Polish Market*", „*Nowe Życie Gospodarcze*", „*Rynki Zagraniczne*").

The content of the promotional message conveyed by the slogan: „European brand, Polish tradition" informed about the Orbis' offer being enriched (easy reservations owing to ARS, European standard of services, rate differentiation) and enhanced the Company image (prestigious titles, visually attractive graphic forms).

Media with the widest appeal were used in special offers' promotional campaigns: the press („*Rzeczpospolita*"), radio (Channels I and III), the Internet, as well as direct mail to Orbis Gold Club members.

A series of 40 sponsored TV programs „Polish flavor" broadcasted on TV Polonia channel served the purpose of popularizing the food and beverages offer of the Orbis hotels.

The conference and banquet services' package offer promotion was carried out in such dailies as „*Puls Biznesu*", „*Prawo i Gospodarka*", and in periodicals „*Zarządzanie i Rozwój*" and „*Unia i Polska*".

In the year 2001, Orbis S.A. participated in domestic and foreign tourism fairs and had its exhibition booths at the Warsaw Tour+Travel fairs, Tour Salon in Poznań, ITB in Berlin, WTM in London and in Moscow. The fairs were an occasion to present the various Orbis hotels' offer, attract new and sustain the existing business contacts and review the offer of Orbis' competitors.

The promotion of Orbis hotels and its brand name abroad was carried out, within the framework of trust agreements, through Orbis companies based abroad and representative offices by means of such promotional methods as advertising in the press, participation in domestic and foreign fairs, mailing of offers and published materials, study tours to Poland for tour-operators and journalists.

The objective of advertising and promotional efforts as well as public relations activities in the year 2002 is to build up the image of Orbis S.A. as a company that owns and manages a network of 56 hotels and to create the demand for the services it renders.

Disseminating information about the new structure of the network amongst the public calls for two parallel campaigns, i.e. a campaign to strengthen the overall corporate image of the company as well as a campaign to promote hotels operating under particular brand names.

The planned publication of a series of interviews, presentations and advertisements (up-to-date information, graphically attractive form, publication in prestigious periodicals and magazines, including sector-specific ones) will serve the purpose of reinforcing the company image. Such materials will bear the corporate logo of Orbis in order to highlight its position of the owner and the manager.

Hotels of each of the four brands will have their own individual graphic presentation complying with the communications standards defined for the network.

The highly successful promotional campaign of special weekend offers available in the Orbis hotels will be continued throughout the year 2002.

In the periods preceding the so-called „extended weekends", high-circulation Polish dailies and the Internet will run advertisements with discount coupons encouraging customers to benefit from special rates for rooms and discounts in hotel restaurants. The weekend offers' promotional campaigns will also be carried out through the direct marketing technique implemented by HMC (a company in charge of distributing Orbis Gold Club discount cards).

As a result of sales efforts of the representatives of the Tourism Department of the Central Sales Office, the Orbis hotels' offer will be promoted more actively and widely at tourism fairs organized in the Central and Eastern Europe (Berlin, Goeteborg, Moscow, Prague, Budapest).

3.8. Orbis S.A. Representative Offices Abroad

In the year 2001, Orbis S.A. had three representative offices administered by the Management Board's Office:

Location	Area of operation
- Brussels	Benelux states
- Rome	Italy
- London	Great Britain and Ireland (since March 16, 2001).

The Orbis S.A. representative offices fulfill non-commercial functions. They ensure the Company's presence at the major markets in the light of the efforts undertaken by the Company to restructure its foreign network with the aim to gradually withdraw from capital participation in other commercial law companies.

With a view to reduce the administrative expenses of representative offices, a principle of employing, as Orbis representatives, residents of a country where the representative office is located or entrusting the task of representing the interests of Orbis S.A. to former Orbis commercial law companies, was adopted.

In the former case, this principle applies to representative offices in Brussels and Rome as well as to a newly created - following the sale of Polorbis in London - representative office in that city, established on March 16, 2001.

In the latter case, the representation activities are carried out to a limited extent within the framework of agreements executed with former Orbis companies in Vienna, Stockholm and New York.

As a result of direct cooperation between Orbis S.A. and the Accor Group, two representative offices of Orbis S.A. were closed. A representative office based in Paris was closed in 2002, while office in Brussels on December 31, 2001.

The operations of the representative office in Germany continued to be suspended and the interests of Orbis were represented by Polorbis in Köln on the basis of an agreement executed with that company.

The main objective of operations undertaken by representative offices and entities performing representative functions on the basis of agreements was the promotion of services rendered by the Orbis hotels chain and of Accor brand names under which some Orbis hotels began to operate.

These objectives were carried out by way of:

- visual advertising,
- participation in fairs,
- public relations efforts.

The operations of representative offices and partners bound by agreements had the following strategic targets:

- promoting the image of Orbis S.A. as a modern, dynamic hotel chain which is customer friendly and renders services complying with worldwide standards,
- promoting the alliance with the Accor Group and hotel brands with which Orbis hotels have been affiliated,
- informing all potential and existing customers of Orbis hotels about the range of services on offer and special promotion of specific products such as conference and banquet rooms, business and weekend stays,
- improving the communications system, among others, with the use of the Internet.

These aims were implemented through:

- advertising in hotel & travel magazines and most popular dailies,
- issue of special publications – news letters informing about hotel news and offers in the Orbis hotels and promoting selected hotels,
- advertisements in tour operators' commercial brochures, thus inducing them to offer programs with the participation of Orbis hotels,
- advertisements on the means of public transport (Belgium),
- participation in professional (international, domestic and regional) tourism fairs, also in the countries where Orbis S.A. does not have its representative offices,
- organization of workshops, seminars for tour operators and retail tourist agencies promoting Poland and Orbis hotels' offer,
- participation in events promoting Poland organized within the framework of general country promotion campaigns (e.g. Europalia, Polish Grand Ball),
- sponsoring the organizers of "Knowledge about Poland" contests by offering accommodation in Orbis hotels,
- sponsoring teams of journalists preparing materials about Poland by offering accommodation in Orbis hotels,
- organization and sponsoring of study tours for travel agencies and journalists.

Many of these activities were carried out in close cooperation with foreign offices of Polish Airlines LOT, Polish Tourist Information Centre and Polish representative offices abroad.

4. Objectives for Improvement of Quality and Standards of Services

4.1. Hotels

Efforts in respect of the hotel room department aimed at improvement of the quality of service have been focused on streamlining the work of operating units at the hotel reception and floor services. With a view to achieve a better work organization and a more effective employment of staff, new procedures of service and equipment have been prepared and implemented, while redundant organizational structures have been eliminated. Changes in the structure of branches were also aimed at their adjustment to the newly set-up central sales structure. These actions had a positive impact upon the improvement and upgrading of the quality of service.

Throughout the year 2001, seven (7) subsequent hotels, i.e. the Merkury, Opole, Patria, Jelenia Góra, Unia, Panorama and Hevelius hotels have been prepared for affiliation with the Mercure brand by way of training in the field of service and equipment standards applicable in Accor as well as supervision over their implementation.

Moreover, efforts aimed at cutting the hotels' operating expenses by way of implementing, to a wider extent, the system of outsourcing certain operations, such as hotel laundry, cleaning of living area, ground floor services, have been further continued in 2001.

4.2. Food & Beverage

In 2001, several actions aimed at improving the quality in the food&beverage department, further unification of food&beverage standards within a hotel network with consideration for the specific brand requirements, cost optimization and service quality control, were undertaken.

Amongst the more detailed tasks implemented during the period from January until December 2001, the analysis of food&beverage raw materials' costs is worthy of note. Actions aimed at reducing these costs involved a series of training sources and analyses of cost drivers. For instance, the internal control department was trained in the field of analyzing the cost of raw materials used in the food&beverage department for the purpose of controlling and enforcing cost curbing methods in various hotels of the network. The series of trainings for the food&beverage department staff was prepared on the basis of own scenarios for video presentations produced by the Orbis Staff Training Centre (training of bar tenders, waiters, sommeliers, room service). Furthermore, over 400 chefs and cooks participated in these trainings. Specialist training sessions related to unification of the quality standards have been carried out in hotels which joined the Novotel brand.

In order to unify the standard of services, the two-star hotel breakfast standards have been introduced from August 2001.

4.3. Quality Control

108 thorough anonymous inspections have been planned and carried out in the year 2001.

The target of such inspections was to obtain information concerning the standard and quality of hotel room and food & beverage services provided, conformity of those services with the Orbis S.A. standards as well as assessment of the functionality of facilities in the living area and the common area on the basis of the applicable standards. The results of the inspection activities, outlined by the inspector in a test report, form the basis for formulating conclusions as to the general quality of services in the hotels that have been inspected.

The disciplinary effect of such inspections has a substantial impact upon restraining certain unfavorable phenomena and as well as upon raising the quality of service provided to hotel guests.

In respect of the general inspection results and their compatibility with the standards: the average rate of hotels' compliance with the standards in 2000 equaled 85%, while in 2001, the rate was 88%, which means that the quality of services improved in the branches that have undergone inspection.

A separate control test was prepared for the Mercure and Novotel networks on the basis of standards applicable in the brand. A similar test for the Sofitel network is under preparation. Tests for the remaining Orbis hotels are being verified.

The actions of the Internal Audit Department, set up for the purpose of carrying our inspections related to operations of individual hotel branches and the Management Board's Office enhance the improvement of the Company's performance and the quality of services rendered by the Company.

In 2001, the Internal Audit Department carried out 9 inspections in Orbis S.A. branches, including:

- six inspections focused on food&beverage control in respect of clearing the cost of raw materials (resolution no 35 of the Company's Management Board dated November 28, 2000),
- one inspection on the implementation of the contents of resolution no 14 of the Orbis S.A. Management Board dated June 16, 1998, concerning the terms of control and inventory-taking as well as laying down the standards of equipping the Orbis S.A. branches in low-price tangible fixed assets, particularly, stocks of low-price elements of hotel equipment marked with the Orbis logo,
- two ad-hoc inspections ordered by the Management Board, including an inspection of implementation of resolution no 27 of the Orbis S.A. Management Board dated September 29, 2000, concerning establishment of a new branch of Orbis S.A., i.e. the Hotel Giewont Branch.

Moreover, pursuant to the instruction of the Orbis S.A. Management Board, the following items have been included in the inspection schedule in 2001:

- setting-up provisions on a monthly basis for current unbilled operating costs, such as electric energy, telephone connections, natural gas, cost of laundry services, etc.,
- setting up provisions on a monthly basis for one-time payments of remunerations,
- registration in the fixed assets' inventory of assets cleared during the years 1998 - 2000 and financed from the investment relief as well as current control of the income tax due as a result of withdrawal of the fixed assets financed from relief from use,
- investment outlays incurred, but not cleared a of the date of the inspection.

These inspections were entrusted to the internal audit units in the branches after their prior training.

4.4. Professional Training Programs

Training courses organized in 2001 by the Staff Training Centre have been planned and targeted at specific professional groups and work posts, such as: high-level executives, medium-level management, staff having a direct contact with guests (reception staff, ushers, porters, floor service staff, waiters and bar tenders), food&beverage staff, marketing teams, IT staff, financial staff, employee services, technical services, fire-prevention services as well as work safety and hygiene services.

Professional training sessions have been conducted in the following subject groups: training of operating units (food&beverage, floor service, ground floor service), integration trainings, marketing trainings, management and work organization, train-the-trainers sessions and sessions for organizers of internal trainings, economic and financial training, labor law, IT, voluntary work inspection, fire-prevention and work safety & hygiene, work quality trainings, techniques and standards of services provided to guests.

In 2001, the Centre organized the following trainings:

- operating trainings (professional techniques) - 67 training sessions for 966 participants have been conducted,
- affiliation program - 20 training sessions for 308 participants have been conducted,
- management - 81 training sessions for 3 740 participants have been conducted,
- active sales, marketing and promotions of services - 42 training sessions for 674 participants have been organized,
- IT tools (new technologies) - 12 training sessions for 369 participants.

In aggregate, 222 training sessions (413 training days) for 6 057 participants were organized in 2001.

5. Basic Operating Ratios & Figures

The operating and financial performance of the Company is an outcome of the macroeconomic situation outlined above as well as changes in the demand and supply structure. The main items of the profit and loss account are briefly characterized below. The further sections of the report contain the description of the operating performance, employment and payroll & related expenses, balance sheet and cash flow statement and ratio analysis.

The **Gross Operating Profit generated by Orbis S.A.** represents a combined performance of all the hotels and the Office of the Management Board. The G.O.P. for the year 2001 reached the level of PLN 144.4 million. It was by 22.0% less than the figure generated in the year 2000 and accounted for 61.2% of the figure projected in the budget. The main reason for the deterioration of the G.O.P. as compared to the year 2000 was the decline of operating revenues (by 12.4%) surpassing the decrease of operating expenses (which fell by 12.0%) and undistributed operating expenses (which fell by 6.0%).

In the fourth quarter alone, the G.O.P. recorded a substantial reduction by 50.5% as compared to the level generated in the corresponding period of the year 2000. At the same time, the operating revenues fell by 19.3%, the operating expenses were reduced by 18.3% and the undistributed operating expenses declined by 7.3%.

Table 4. Breakdown of the Orbis S.A. financial results from the GOP to the net profit in 2000 and 2001

No	Item description	Actual figures as of Dec 31, 2000*)		Budget 2001	Actual figures as of Dec 31, 2001		2001 / 2000	2001 / budget 2001
1	2	3		4	5		5 : 3	5 : 4
1	Gross Operating Profit	185 184,6	100.0%	236 017.0	144 436.9	100.0%	78.0	61.2
	of which:							
a	Hotels	219 206.1	x	272 447.0	175 574.3	x	80.1	64.4
b	Other (non-hotel) operations	-34 021.5	x	-36 430.0	-31 137.4	x	91.5	85.5
2	Fixed costs	81 089.0	43.8%	100 600.2	95 859.2	66.4%	118.2	95.3
	of which::							
	Depreciation and amortization	59 298.9	x	72 912.0	67 191.1	x	113.3	92.2
	Low-price equipment depreciation	0.0	x	2 412.3	829.5	x	X	34.4
	Leasing	26.7	x	142.2	58.7	x	219.9	41.3
	Fees and taxes	15 472.2	x	18 279.5	19 836.1	x	128.2	108.5
	Social tax (PFRON)	2 221.0	x	2 753.0	1 901.4	x	85.6	69.1
	Property insurance	1 582.4	x	1 820.9	1 426.7	x	90.2	78.4
	Tenancies, rents	535.8	x	671.4	512.5	x	95.7	76.3
	Other fixed costs	1 952.0	x	1 608.9	4 103.1	x	210.2	255.0
3	Operating profit after fixed costs (EBITDA)	104 095.6	56.2%	135 416.8	48 577.7	33.6%	46.7	35.9
4	Other operating revenues	19 467.5	10.5%	9 776.5	29 807.7	20.6%	153.1	304.9
5	Other operating costs	20 578.0	11.1%	15 657.1	31 965.0	22.1%	155.3	204.2
6	Operating profit	102 985.1	55.6%	129 536.2	46 420.4	32.1%	45.1	35.8
7	Financial revenues	24 970.5	13.5%	8 358.8	31 704.3	22.0%	127.0	379.3
8	Financial costs	6 607.2	3.6%	10 599.7	7 136.2	4.9%	108.0	67.3
9	Extraordinary profit / loss	158.1	0.1%	0.0	165.8	0.1%	104.9	X
10	Gross profit	121 506.6	65.6%	127 295.3	71 154.3	49.3%	58.6	55.9
11	Income tax	36 699.1	19.8%	36 915.3	20 176.3	14.0%	55.0	54.7
12	Net profit	84 807.5	45.8%	90 380.0	50 978.0	35.3%	60.1	56.4

*) In 2000, employment restructuring costs of PLN 6.1 million have been included under operating expenses. In 2001, these costs have been classified under other operating costs. For reasons of comparability of the 2000 and 2001 figures, the employment restructuring costs for 2000 have been reported as other operating costs.

The operating profit after fixed costs amounted to PLN 48.6 million and was less by 53.3% than in the past year. The amount projected in the budget was achieved in 35.9%. The ratio of operating profit after fixed costs to the G.O.P. decreased from 56.2% in 2000 to 33.6% in 2001. It is attributable, among others, to the higher level of fixed costs and expenses as compared to the past year (increase by 18.2%). The following fixed cost items increased in 2001:

- Depreciation of fixed assets and intangible assets (by 13.3%) as a result of hotel modernization works and purchases,
- Taxes (by 28.2%) due to the changes introduced in the VAT tax and increase of the land tax, land lease fees and real property tax,
- Other fixed costs (by 110.2%) resulting from setting-up provisions for the perpetual use of land fees and disputable matters that arose in the course of Taxation Office control relating to payment of the VAT tax.

The ratio of fixed costs to the G.O.P. increased from 43.8% in 2000 to 66.4% in 2001.

In 2001, the **other operating revenues** reached the level of PLN 29.8 million and were by 53.1% greater than in the past year. The main item were the revenues from trademarks (PLN 2.7 million), sale of fixed assets (PLN 8.8 million, including the sale of the right to perpetual use of real property composed of land adjoining the Mercure hotel in Poznań for PLN 6.9 million) and the remaining revenues (PLN 18.2 million), of which the major item is the dissolution of the provision for payments to employees.

The **other operating costs** amounted to PLN 32.0 million. The major item of these expenses are the other costs (PLN 29.8 million), of which PLN 14.2 million are the employment restructuring costs, i.e. severance and compensatory payments paid out under the regulations of the social pact. The remaining amount, i.e. PLN 15.6 million, is attributable to one major item, i.e. the provision set up for tax liabilities and payments to the employees.

As a result, the **operating profit** declined by 54.9% as compared to the past year, while the figure projected in the budget was achieved in 35.8%. At the same time, its ratio to the G.O.P. fell from 55.6% in 2000 to 32.1% in 2001.

The **profit on financial operations** in 2001 grew by 33.8% as compared to 2000 as a result of substantial growth of financial revenues (by 27.0%) accompanied by a relatively low growth of costs (by 8.0%).

The **financial revenues** generated during the 12 months of the year 2001 amounted jointly to PLN 31 704.3 thousand as compared to PLN 24 970.6 thousand in the year 2000.

The following factors had a decisive impact upon the level of financial revenues in the reporting period:

- sale of shares in the company "Królewska", which generated income of PLN 15 301 thousand,
- growth of income from dividend from PLN 98.8 thousand in 2000 to PLN 2 435.8 thousand in 2001,
- increase in the positive foreign exchange rate differences from PLN 567.1 thousand in 2000 to PLN 1 819.8 thousand in 2001,
- growth of income from sales of securities from PLN 2 587.7 thousand generated in 2000 to PLN 2 961.4 thousand in 2001 (mainly as a result of the liquidation of a company in London),
- decline of income generated by asset management companies entrusted with management of Orbis S.A. assets from PLN 12 361.4 thousand generated during the period January-December 2000 down to PLN 258.7 thousand in 2001, as a result of withdrawal of the Company's assets from under management of these companies (in aggregate, PLN 210.4 million was withdrawn by February 26, 2001) in the light of the use of these funds to finance the investment outlays of the Company throughout the years 2000 - 2001.

The **financial costs** increased from PLN 6 607.2 thousand in 2000 to PLN 7 136.2 thousand in 2001.

The following factors had a decisive impact upon the level of financial costs in the reporting period:

- increase in the negative foreign exchange rate differences from PLN 1 330.3 thousand in 2000 to PLN 2 014.8 thousand in 2001, mainly due to adjustment in the valuation of funds obtained from a EUR-denominated credit as a result of declines in the foreign exchange rates during the first and second quarters of the year 2001,
- growth of interest accrued and paid from PLN 5 058.8 thousand in 2000 to PLN 5 118.2 thousand in 2001,
- decline of the other costs from PLN 218.0 thousand in 2000 to PLN 4.2 thousand during the reporting period.

Chart 7. The contribution of the operating profit and financial profit to the Gross Operating Profit


in 2000
in 2001
15%
85%
35%
65%
Operating profit
Financial profit

The gross profit reached the level of PLN 71.2 million and was by 41.4% lower than the gross profit generated in 2000. The ratio of the gross profit to the G.O.P. declined from 65.6% in 2000 to 49.3% in 2001. Such a level of the gross profit is an outcome of operating profit and a positive balance of financial revenues and financial costs, mainly due to the sale of shares in the company Królewska and the company Polorbis Travel in London during the fourth quarter of 2001.

As a result of the gross profit figure being lower in 2001 than in the year 2000, the **net profit** declined by 39.9% and amounted to PLN 51.0 million. At the same time, its ratio to the G.O.P. declined from 45.8% in 2000 to 35.3% in 2001. For reasons discussed above, during the fourth quarter of 2001 alone, the net profit declined by 22.4% as compared to the corresponding figure in the past year.

6. Key Operating Ratios

6.1. Hotels' Operating Performance

The operating results of Orbis S.A. comprise of hotel and non-hotel operations.

In 2001, the net sales of finished products, goods for resale and raw materials generated by Orbis S.A. amounted to PLN 681.5 million, which reflects a 12.4% decrease as compared the value of sales achieved in 2000. On the other hand, the costs of products, goods and raw materials sold equaled PLN 503.4 million and decreased by 6.3% as compared to the past year's results.

The table below presents the breakdown of operating results and their growth/decline dynamics.

Table 5. Orbis S.A. operating performance (in PLN '000)

Item description	2000	2001	2001/2000
Net operating revenues from sales	778 257	681 511	87.6%
Costs of products sold	537 390	503 365	93.7%
Gross margin on sales	240 867	178 146	74.0%
General overheads + sales costs	142 902	129 568	90.7%
Other profit/loss	5 019	(2 157)	-
Operating profit	102 984	46 421	45.1%

Details of operating and financial results achieved in each particular department of the Company's operations have been presented further in this Report. The structure and posting of the said figures complies with the USAH (Uniform System of Accounts for Hotels for the Lodging Industry).

The Uniform System of Accounts for Hotels consistently applied by the Company since 1995 allow for a thorough analysis of efficiency of the particular departments and its impartial appraisal by way of matching individual operating revenue items with relevant cost items. Introduction of the USAH allowed launching the process of costs optimization, determination of the directions and the underlying reasons for changes taking place in subsequent periods and helped to work out methods of preventing unfavorable deviations. It led to improved effectiveness and operating efficiency in many hotel branches.

The operating revenues generated by Orbis S.A. hotels in 2001 equaled PLN 674.3 million, accounting for 87.6% of the last year's figure and representing 77.8% of the budgeted volume.

In terms of individual departments, the most substantial fall of revenues as compared to the corresponding period of the past year occurred in telecommunications (-23.1%), subsequently in the room department (-16.1%), food&beverage department (-6.5%)

and other revenues (-5.5%). The table below outlines the degree of budget implementation and the growth/decline dynamics achieved in particular departments.

Table 6. Operating revenues - the degree of budget implementation

Department	%2001/2000	% of budget
Room department	**83.9**	**72.8**
Food & beverage department	**93.5**	**85.2**
Telecommunications	**76.9**	**75.2**
Other*	**94.5**	**91.6**
Total	**87.6**	**77.8**

* This item includes: rentals, hotel shop, minibars and other income.

Chart 8 Structure of operating revenues


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6,1
1,0
32,1
60,7
5,6
0,9
31,3
62,1
6,6
0,9
34,3
58,2
2000
plan 2001
2001
Room department
Food&beverage department
Telecommunications
Other

In 2001, the operating expenses incurred by hotels equaled PLN 296.9 million and were lower than those actually incurred in the past year by 12.1%. The contribution of operating expenses to the operating revenues remained on a comparable level (43.9% in 2000 and 44.0% in 2001). In terms of individual departments, the most substantial reduction of operating expenses as compared to the corresponding period of the past year occurred in telecommunications (-23.6%), subsequently in the food&beverage department (-13.6%), the room department (-9.4%), and other expenses (-7.5%).

Orbis hotels generated 82.7% of the operating expenses projected in the budget. Operating expenses were lower than planned in all the departments of hotels' operations. The table below outlines the degree of budget implementation and the growth/decline dynamics achieved in particular departments.

Table 7. Operating costs - the degree of budget implementation

Department	%2001/2000	% of budget
Room department	90.6	82.2
Food & beverage department	86.4	82.5
Telecommunications	76.4	78.7
Other*	92.5	91.5
Total	87.9	82.7

* This item includes: rentals, hotel shop, minibars and other expenses.

As a result of the above outlined changes in the expense and revenue structure, the **operating income** generated by hotels reached PLN 377.3 million. This figure is by 12.7% less than in the past year and by 25.7% less than projected in the budget. The table below outlines the performance of individual departments in comparison with the corresponding figures generated in the past year and with the budget.

Table 8. Operating profit - the degree of budget implementation

Department	%2001/2000	% of budget
Room department	81.8	70.1
Food & beverage department	127.8	95.7
Telecommunications	79.2	64.0
Other*	95.6	91.7
Total	87.3	74.3

* This item includes: rentals, hotel shop, minibars and other income.

Chart 9. Structure of the operating profit


77,5%
14,3%
7,8%
0,3%
Room department
Food&beverage department
Telecommunications
Other

The undistributed operating expenses actually incurred in 2001 accounted for 85.7% of their budgeted volume. None of the individual items within the undistributed operating expenses category exceeded its volume planned in the budget.

The undistributed operating expenses actually incurred in 2001 accounted for 94.7% of the figure incurred in 2000. In terms of the individual items within the undistributed operating expenses' category, only the energy costs have been higher (by 8.9%). In 2001, the ratio of the undistributed operating expenses to operating revenues equaled 29.9%. It represents a 2.2% increase as compared to the year 2000.

During the reporting period, Orbis hotels generated a total gross operating profit amounting to PLN 175.6 million. This figure represents a 19.9% decline as compared to the past year and a 35.6% decrease in comparison with the budget.

6.2. Factors Affecting the Revenues

Amongst the individual branches of the Company, there had been divergences between the actual level of sales and the generated gross operating profit as compared to the previous year's figures and the budget planned for 2001. A thorough analysis of the results achieved by individual branches can, however, lead to certain general conclusions pointing out to the underlying factors which had a major impact upon the overall financial standing of the Orbis Group as a whole. These factors predetermined both the levels of operating revenues as well as the individual cost components.

For the purpose of analyzing the reasons for deflection in sales, first of all the room as well as food&beverage departments should be brought into focus as these are the core services offered by hotels that determine their performance. Changes in sales recorded in the remaining departments are correlated to the shifts in the occupancy in individual hotels. They are also dependent upon the structure of services and the nature of the hotel's location.

The major factors affecting the level and structure of 2001 revenues generated by individual hotels include:

a) unfavorable factors:

- decreasing occupancy rate as a result of fall in guest arrivals and tightening competition from new hotels and other leisure and conference facilities,
- drop of the Average Daily Rate as a result of changes in the guest structure: the share of the business guests' segment generating a much higher average daily rate declined while at the same time the tourist guests segment increased in the overall structure of rooms sold; another major factor affecting the average daily rate is the strengthening of the Polish Zloty,
- decreasing sales in the food & beverage department resulting from, amongst others, a lower number of guest arrivals,
- decreasing sales of telecommunication services caused by a growing proliferation of mobile phones;

b) favorable factors:

- further intensification of marketing efforts accompanied by more effective seizure of opportunities offered by Orbis Gold Club (food&beverage) and Orbis Corporate Program (hotel rooms),
- intensification of sales efforts; participation in tourist fairs, entering into long-term agreements with travel agencies, full service packages and offers matched to needs of certain target groups of guests,
- special food&beverage events,
- progressive improvement of the quality of services, by, among others, continuous control of the observance of "Service and Equipment Standards",
- upgrade of hotels' technical standards and, thus, also the quality of services rendered through a program of hotel modernization and refurbishing,
- expanding the range of services provided to match the needs of certain target groups of customers,
- setting up the Central Sales Office in 2001 with the aim to intensify sales.

6.3. Cost Drivers

The analysis of cost drivers in 2001 points to the costs of the core operations, i.e. room and food&beverage departments, and their structure as the main areas to a large extent predetermining the opportunities for improving the efficiency. They also demonstrate the effect the individual departments have on the overall performance.

In the room department, 64.8% of operating expenses are payroll and related expenses (their gross % ratio amounts to 16.4%). Costs of operating supplies account for 12.0% of the total room department expenses (their gross % ratio amounts to 3.1%). The ratio of other expenses in the total room department expenses is 23.2%, while the gross % ratio of the above costs equals 5.9%.

Chart 10. Operating costs versus operating revenues - gross % ratio


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
23,5%
25,4%
22,5%
82,9%
79,2%
80,4%
80,0%
76,3%
34,5%
33,8%
43,9%
44,0%
41,4%
Room department
Food&beverage department
Telecommunications
Other
Total
Actual performance in 2000
2001 plan
Actual performance in 2001

In the food&beverage department, the payroll & related expenses account for 47.3% of the total operating costs, costs of food & beverage sold contribute 20.4%, costs of operating supplies contribute 4.0% and other costs 5.0%. Costs in the food&beverage department may also be broken down by individual sales outlets.

Apart from the operating expenses, the operating performance measured by gross operating profit is affected by the undistributed operating expenses and their structure.

The structure of the undistributed operating expenses is presented below:

Chart 11. Structure of undistributed operating expenses


Property operation & maintenance 34.4%
Administrative and general 32.2%
Energy 18.4%
Marketing 16.2%

The following conclusions can be drawn from a comprehensive analysis of operating expenses and undistributed operating expenses' cost drivers in 2001:

a) factors contributing to cost curbing and increased effectiveness:
   - tight cost control and cutting-down expenses in line with the decline of operating revenues,
   - implementation of a restaurant chefs' surveillance program which significantly improved the efficiency in the food&beverage department,
   - substantial cutting-down of the employment level in hotel branches through implementation of the employment optimization program, resulting in a reduction of payroll & related expenses in individual departments of the Company's operations.

b) factors contributing to higher overall costs:
   - increased costs of materials used in repairs and maintenance, refurbishing services and other services rendered by third parties in individual departments of the Company's operations; growth of the materials' cost is in part strongly correlated with the degree of utilization of the individual hotels' operating capacity and partially with the ongoing repairs and modernization projects,
   - increased marketing costs as a result of setting up the Central Sales Office and its regional representatives as well as additional advertising initiatives that are anticipated to bring around positive effects in terms of increased sales.

In general, the operating performance of Orbis S.A. hotels reflects the diminished inflow of incoming traffic, decreasing share of revenues from domestic tourism as well as unfavorable economic environment.

Fixed costs during the period in question amounted to PLN 87.1 million and were by 15.0% higher than in the past year.

The growth of fixed costs was caused predominantly by a higher depreciation (increase by 15%) which contributes in over 73% to the total level of fixed costs. In 33 hotels, the level of depreciation exceeded the past year's levels.

The value of fixed costs is also substantially affected by the tax on real property, land tax and the fee for a perpetual use (free-hold) of land. The growth of these items as compared to their value in the past year equaled 8.3% as a result of the annual raise of the fees by the commune offices.

An over 80.0% growth was recorded in the item „other fixed costs". This increase is attributable to setting-up a reserve for a perpetual usufruct of land (Victoria-Europejski hotel) and payment of VAT liabilities due for the years 1997-2000, pursuant to the decision passed in the course of the tax office control (Victoria-Europejski hotel and Forum Warszawa hotel).

The costs of insurance, rents and tenancies as well as the social tax (PFRON) reflect a downward trend as compared to the past year.

During the fourth quarter of 2001 alone, the fixed costs equaled PLN 23.4 million and were by 16.7% higher than in the corresponding period of the past year. In 39 hotels, the cost growth dynamics exceeded the respective growth recorded in the past year. The remaining branches maintained the value of fixed costs on a similar or much lower level than during the corresponding period of the past year. In 8 hotels, fixed costs growth dynamics was within the range of 90.0%-100.0% and in 4 hotels within the range of 89.9%-78.0% of the past year's result.

The growth of fixed costs in the fourth quarter of 2001 was caused predominantly by an increase of higher depreciation by 17.8%. In 34 hotels, the level of depreciation exceeded the past year's levels. The remaining branches maintained the value of depreciation on a similar or much lower level than during the corresponding period of the past year.

As a result of the above mentioned changes, the aggregate EBITDA for hotels equaled PLN 152.0 million. This level reflects a 23.4% reduction as compared to the past year's figure. Only 13 hotels recorded a higher level of EBITDA as compared to the corresponding period of the past year. This group includes mainly those hotels that generated an adequate G.O.P. growth as a result of increase in the number of available rooms after modernization or a thorough restructuring. This group includes Halny Hotel (107.0%), Novotel Marina (104.1%), Posejdon Hotel (103.4%), Gdynia Hotel (112.7%), Mercure Opole (258.5%), Novotel Centrum (126.2%), Grand Sopot Hotel (101.3%), Novotel Airport (177.4%), Giewont Hotel (266.3%), Kasprowy Hotel (163.8%), Polan Hotel (267.2%), Mercure Panorama (growth by PLN 1 651.9 thousand) and Zamojski Hotel (growth by PLN 969.8 thousand).

7. Employment and Payroll & Related Expenses

7.1. Employment Level and Structure

In 2001, average employment in the Company, calculated in terms of full-time posts, amounted to 7 594 posts.

As of January 1, 2001, a total of 8 180 persons were employed in the Company, while as of December 31, 2001 this number fell to 7 204, of which 6 923 (96.09%) were full-time employees (also seasonal or temporary employees) – and 281 persons (3.90%) worked as part-time employees. 63 employees had the status of a retired person or a pensioner.

The smallest branch (Polan Zielona Góra) employed 28 persons, while the employment in the biggest one (Sofitel Victoria-Europejski, Warsaw) was at the level of 616 employees. On average, women past their 40 birthday with a 28-year service constituted the largest group of employees (42.5% of all employees). On the contrary, men under the age of 40 and with 11-year service on average represented the least numerous group (16.2% of all employees).

The average length of employees' service amounted to 21.9 years, of which, 15 years of service in Orbis S.A. As of December 31, 2001, the Management Board's Office employed 257 persons and 6 947 persons worked in the Company's branches. Hotel operational personnel (room, food & beverage and marketing departments) represented 70% of employees; the staff in the segment providing ancillary services, administrative personnel and property maintenance staff represented 30% of all persons employed.

Table 9. Employment by posts

in posts

	Year 2001	Year 2000	III quarter 2001	IV quarter 2001
Management Board's Office	221.3	213.0	221.9	248.9
Accounting and IT	630.3	669.5	631.5	597.9
Real property operation and maintenance	779.2	882.9	760.1	749.5
General administration and management	318.8	357.1	308.3	319.7
Operating departments	5 435.1	6 053.7	5 365.5	5 124.3
Marketing	209.2	206.3	210.2	203.2
TOTAL:	**7 593.9**	**8 382.5**	**7 497.5**	**7 243.5**

Table 10 Structure of Employment by age (as at December 31, 2001)

Age group from –up to	Total in %	of which, according to sex, in %	
		Women to total of women	Men to total of men
up to 25 years of age	5.52	4.15	8.14
26 - 30	8.15	6.96	10.43
31 - 35	12.98	12.11	14.65
36 - 40	16.38	15.88	17.32

Age group from –up to	Total in %	of which, according to sex, in %	
		Women to total of women	Men to total of men
41 - 45	21.09	23.61	16.28
46 - 50	21.64	23.98	17.15
51 - 55	11.17	11.54	10.47
56 - 60	2.42	1.51	4.17
61 - 65	0.56	0.24	1.18
above 66 years of age	0.09	0.02	0.21
Total	100	100	100

In the year 2001, a total of 319 employees were enrolled in the Company, of which 53 persons resumed work following the expiry of their up-bringing or non-payable leaves while 77 changed their employer as a result of internal employment shifts. Other employees were recruited as seasonal employees (short-term employment contracts), or for the purpose of filling-in vacancies in branches or were involved in the establishment of the Central Sales Office at the Management Board's Office (23 persons), the putting into operation of Resort&SPA at the Mrongovia Hotel in Mrągowo (16 persons), completion of the expansion works of the Novotel Okęcie Airport in Warsaw (20 persons) and fluctuation of personnel following launching the operations of hotels in Zamość, Wrocław and Opole in the past year.

The employment level in the Company is being progressively reduced. The average employment in 2001 is by 9.4% less than in the past year. The major employment decline took place in property operation and maintenance (it fell by 11.7%). In respect of the operating divisions, the employment reduction by 10.2% was caused by the cutback, by 18.1%, of posts in ancillary services (i.e. laundry, various services and facilities, hotel shops), food and beverage department (by 10.9%) and room department (by 7.1%). In the general administration (accounting, IT, administration and management), the number of posts fell by 7.5%. A minor growth of posts was recorded in marketing due to the need to intensify promotional activities.

The employment optimization pace was further accelerated: in the fourth quarter of the year, the employment level was by 3.4% lower than in the preceding quarter, whilst in the third quarter of the year it fell by 3.0%.

In the reporting period, 1 253 employees, representing 15.3% of persons employed as at the beginning of the year, were laid off as a result of the implementation of employment optimization and restructuring program. Out of the total number of laid-off employees, 146 persons retired and 40 persons took up-bringing and non-payable leaves, 77 persons were made redundant as a result of internal employment shifts (including those following the division of the Kasprowy and Giewont hotels Branch in Zakopane). 499 persons were laid off following the termination of their contracts by employer, 55 persons terminated their employment contracts themselves. Contracts concluded with 53 persons were dissolved in connection with their incapacity to perform work. In respect of the remaining 460 persons, who had been made redundant, their employment contracts were either dissolved upon a mutual agreement between the employee and the employer after the lapse of duration for which the employment contracts had been concluded or terminated as a result of the so-called disciplinary layoffs or expiry of the employment contract.

In-depth restructuring took place in seven branches, leading to group layoffs. In these branches, the employment level went down by 30% up to 46%.

In hotel branches, the employment coefficient per available room decreased from 0.85 down to 0.71. The coefficient based on the December employment level equals 0.67.

As a result of the reduction of posts, severance and compensatory payments in the amount of PLN 14.2 million had been disbursed. These costs are by 113.0% higher than planned owing to a considerable scale of employment reduction: 670 posts instead of the projected 330 were reduced.

Remunerations were paid out in the amount of PLN 228.3 million and were by 12.1% lower than in the preceding year. This was due to the reduction of employment and cuts of remuneration payments in consideration of the deteriorating operating and financial performance. The average remuneration of PLN 2 505 was by 3.0% lower than in the preceding year.

7.2. Payroll & Related Expenses and Effects of Restructuring

The implementation of employment optimization program and the tightening of pays policy through considerable reduction of pays disbursements that cannot be justified by operating and financial results generated by branches as well as reduction of other employee's benefits enabled to reduce payroll & related expenses in hotels by 13.1% as compared to the preceding year, and by 17.9% as compared to the projected budget. The ratio of payroll & related expenses to operating revenues of the hotel group amounted to 39.4% and was by 0.3 percentage points lower than in the year 2000 despite a significant reduction of revenues. In the food & beverage department as well as in property operation and maintenance, the payroll & related expenses went down by more than 15%, in the room department by 10.8%, in administration by 10.9%, and in the remaining departments by 8.5%.

Owing to a significant reduction of employment in the Company, the outsourcing costs increased as follows:

Table 11. Outsourcing costs

in PLN '000

	Year 2001	Year 2000	III quarter 2001	IV quarter 2001
Outsourcing costs	20 827.9	17 956.8	5 594.9	5 778.6

The organizational restructuring and employment optimization processes will be continued throughout the year 2002. The plan envisages the reduction of employment by 8.7%. In the first quarter of 2002, programs related to the second stage of restructuring, submitted by branches, will be subjected to an analysis and a review in order to set the target employment levels. At the same time, work on amendments of the Social Pact will be continued. These works have been initiated by the Company's

Management Board as it became necessary to adapt the provisions of the Social Pact to amendments in the labor law and to reduce excessive, as compared to the Company's financial capacity, restructuring costs. Review of programs, the reduction of restructuring costs as well as the implementation of new principles governing the economic and financial system with respect to the fixing of remuneration levels should bring about the decrease of a excessive ratio of payroll & related expenses to the operating revenues and improve the Orbis hotels' efficiency.

7.3. Payroll System and Employment Regulations

The year 2001 brought the initiation of a process aimed at the unification of the payroll systems and the extent of employee's benefits in Orbis S.A. The Interdepartmental Collective Labor Agreement laid down in 1998 provided for the optimum solutions in that respect. Therefore, branches commenced negotiations with trade union partners with the aim of optimizing the Company's Collective Labor Agreements binding so far and of adapting them to the provisions of the Interdepartmental Collective Labor Agreement.

The Company, acting in agreement with the national trade union organizations, amended the provisions of collective labor agreements concerning the eligibility for and terms of payment of the so-called "13th salary". Further, efforts were made to introduce changes to the provisions of collective labor agreements concerning the eligibility for and terms of payment of the so-called "14th salary". The payment of the 14th salary in branches has been suspended, pending the introduction of these amendments.

Regulations on employee benefits have been reflected in adjusting the rules of serving meals to employees to the needs of the chef's clearing system introduced in January 2001. In many branches, the rules of serving meals to employees were simplified and the time of meals was correlated with the actual working time schedule.

Owing to the fact that the Orbis hotels were affiliated with Accor brands, employees of these hotels received Accor cards entitling them to avail of services of the Accor-branded hotels on preferential terms.

In November 2001, the Management Board initiated the renegotiations of the Social Pact, concluded in the year 2000 by and between trade unions and investors in connection with their acquisition of 35.57% Orbis S.A. shares from the State Treasury, in the part pertaining to guarantees for the employees of Orbis S.A.

The implementation of amendments in the Social Pact, as motioned by the Management Board, should contribute to the facilitation and acceleration of hotels' restructuring and would provide an opportunity to adapt the cost-side of their budgets to the downward trend on the hotel industry markets, thus protecting them against losses.

The efforts undertaken by the Management Board brought resulted in the commencement of negotiations on that subject in February 2002.

7.4. Personnel Policy

In the year 2001, the personnel policy focused on the monitoring of employment restructuring and optimization process. The acceleration of the pace of changes in that area, resulting from a dramatic drop in sales and deteriorating operating performance of individual branches, brought about a more detailed determination of these changes' directions. Special emphasis was laid on: the formation of organizational structure in terms of employment efficiency in particular departments and the possibility to re-qualify and, thus shifting employees depending upon the needs of a given branch as well as on improving employee's qualifications by way of training courses conducted by the Center for Personnel Improvement.

7.5. Social Benefits

Branches of Orbis S.A. establish their own social benefits' funds in accordance with the provisions of the Act of March 4, 1994, on Establishment of Social Benefits' Fund (consolidated text: Official Journal "Dz.U." of 1996, No. 70, item 335, as amended). Disbursements from fund are allocated primarily for:

- additional financing of holiday rest for employees and eligible members of their families;
- material or financial aid to persons who found themselves in financial difficulties;
- additional financing of employees' participation in cultural, educational, sport and tourist events organized by branches;
- additional financing of housing needs of employees, in the form of repayable and low-interest loans.

The above opportunities are also availed of by retired persons, who acquired the rights to retirement benefits directly upon the termination of their employment in the Company.

In the year 2001, financial funds at the Company's disposal for the above mentioned purposes amounted to PLN 9 235 thousand, of which the funds written-off for the Company's social benefits' fund amounted to PLN 5 507 thousand in the year 2001.

8. Analysis of the Company's Balance Sheet

As of December 31, 2001, the balance of the company's assets and liabilities equaled PLN 1 291 770 thousand, reflecting a 2.8% increase as compared to the year 2000.

8.1. Assets

At the end of 2001, the fixed assets accounted for 89.6% of the total assets

Throughout the year 2001, fixed assets grew by 5.8% as a result of changes in tangible as well as financial fixed assets, i.e. in particular:

1. tangible fixed assets, a dominant item of the overall assets, increased by 6.3% as a result of purchases and hotels' modernization works,

2. financial assets increased by 5.4% as a result of the following changes:

- registration of the limited liability company Globis Wrocław Sp. z o.o.,
- increase of capital in the limited liability company Globis Poznań Sp. z o. o. by PLN 1 500 thousand,
- increase of capital in the limited liability company Orbis Transport Sp. z o.o. by PLN 7 183 thousand,
- sale of shares in the company Królewska Sp. z o.o.,
- sale of shares in the company Sana and Fabryka Dywanów Kowary,
- granting a subordinated loan to the company Globis Poznań.

In 2001, the current assets decreased by 18.1% as compared to the year 2000. At the same time, the ratio of current assets to the overall assets of the Company decreased respectively from 12% to 9.6%. The main reasons were:

1. decline, by 28.5% of short-term debtors, amongst which the major item are the trade debtors,
2. decrease of the balance of stocks by 19.3%.

At the same time, the balance of cash and cash equivalents increased by 37.7% as compared to the corresponding period of the past year; at present cash and cash equivalents constitute 61% of the current assets.

In 2001, the Company disposed of tradable securities and the funds generated from their sale were allocated for hotels' modernization.

The remaining asset items, i.e. deferred costs and prepayments fell by 12.6% as compared to the corresponding period of the past year. The deferred costs and prepayments include deferred income tax of PLN 3 896 thousand, unpaid VAT of PLN 1 639 thousand which shall be cleared during the next reporting period and incurred expenses to be cleared during future periods, i.e. expenditure for repairs and upgrading of hotels during past years, first low-price equipment for newly built hotels and insurance and civil liability insurance premiums paid.

8.2. Liabilities

The following changes occurred in respect of liabilities as compared to the past year:

- equity increased by 4.8% as a result of appropriation of profits generated in 2000 towards the reserve capital,
- provisions declined by 13.3% due to adjustment of provisions for future payments to employees under the jubilee awards and retirement reimbursement scheme,
- creditors decreased by 12.7%; long-term creditors decreased as a result of repayment of loans received during past years from the Central Tourism and Leisure Fund (CFTiW), in respect of short-term creditors, the reduction in the item "trade creditors" caused by limited modernization program played a dominant role,

- accruals and deferred income grew by 25.9% as compared to the past year and include the following provisions set up for accrued expenses:
  - provision for accrued expenses relating to termination of leasing agreements executed with Warimpex AG and potential additional costs (the provision established in 2000 grew by PLN 3 566.4 thousand, in 2001, by PLN 3 234 thousand);
  - provision for accrued expenses relating to remuneration payments for past-period vacation leaves (in 2001, these provisions grew by PLN 334 thousand),
  - provision for accrued expenses relating to incurred but unbilled operating expenses, such as costs of electric energy, fees for participation in hotel systems and advance charges for hotel services to be provided in the future by hotels, which are subject to VAT.

At the end of the year, equity contributed 85% of the balance total. The share capital remained unchanged at PLN 92 154 thousand and accounted for, respectively, 7.3% and 7.1% of the total liabilities at the beginning and at the end of the year 2001.

Other equities (reserve capital and reserves) accounted for, respectively, 69.3% and 74% of the total equities and liabilities at the beginning and at the end of the reporting year.

The ratio of net profit to the equity decreased from 8% at the beginning of the year to 4.6% at the end of the year.

As a result of repayment of further debt installments and postponement of the subsequent drawings from the consortium loan to the year 2002, the ratio of long-term liabilities to the total liabilities of the Company's decreased from 21.81% at the beginning of the year down to 15.4% at the end of 2001. The ratio of short-term creditors increased from 78% at the beginning of the reporting period to 84.6% at its end, mainly as a result of the reduction of trade creditors.

9. Ratio Analysis of the Financial Statements

On the basis of the company's financial statements (the balance sheet and the profit and loss account), an analysis of the Company's performance on the basis of the following categories of ratios: profitability, turnover and financial has been made.

9.1. Profitability Ratios

Return on equity (ROE)

Return on equity (ROE) in 2001 was at the level of 4.6% and was by 3.5 percentage points lower than in 2000. This change is attributable to the decline of the net profit by 39% as compared to the year 2000 and an almost 5% growth of equity.

Return on assets (ROA)

Return on assets (ROA) in 2001 equaled 3.9% and was by 2.8% lower than that achieved in 2000, mainly as a result of a decrease in the net profits accompanied by a simultaneous growth of assets by 2.8% in aggregate.

Return on sales (ROS)

Return on sales (ROS) in 2001 equaled 7.5% and noted a reduction (by 3.4%) as compared to 2000 (10.9%). This is caused primarily by a decline of the net profit and, to a less extent, decline of revenues from the sale of products and services.

Gross profit / net sales

The 2001 ratio was 10.4%, while in 2000 it reached the level of 15.6%. The decline of the ratio by 5.2% is predominantly attributable to the impact of the lower level of gross profit (decline by 41%).

9.2. Turnover Ratios

Debtor collection period ratio

Debtor turnover period ratio remained stable in 2001 as compared to 2000 and equaled 10 days. Despite the fact that the ratio of trade debtors to the total debtors grew from 44.9% to 56.8%, in terms of value, trade debtors accounted for 90.5% of their value in 2000, while revenues from the sale of products and goods declined by 12.4%.

Creditor turnover period ratio

In 2001, the creditor turnover period ratio was 16 days as compared to 22 days in 2000.

The ratio of trade creditors to the total short-term creditors declined from 50.3% at the beginning of 2001 to 32.2% at the end of 2001. At the end of 2001, the value of creditors was by 40% lower than in 2000.

Inventory turnover ratio

In 2001, this ratio remained at the same level as in 2000 and equaled 8 days. This was the result of both the decline of the volume of stocks as well as the revenues from the sale of products and goods, respectively by 19.3% and 12.4%. The lower the inventory turnover ratio, the shorter the cycle of stock use-up and the lower the costs related to investment in raw materials, work in progress and finished goods.

9.3. Financial Ratios

Debt to equity ratio

In 2001, this ratio equaled 8% as compared to 10% in 2000. It was accompanied by the reduction of the ratio of liabilities to the total liabilities from 9.7% at the beginning of 2001 to 8.3% at the end of 2001. At the same time, the sum of liabilities grew by 2.8%. The share of foreign capital in financing the Company declined.

Fixed asset cover ratio

The fixed asset cover ratio decreased in 2001 by 2% as compared to the year 2000, thus indicating that the rate of equity and reserves' growth is lower than the increase in fixed assets. The fixed assets grew throughout the year 2001 by 5.8%, equity by 4.8%, while provisions declined by 13%.

Current Ratio (CR) and Quick Ratio (QR), i.e. the so called Acid-Test Ratio

The evaluation of the Company's ability to meet its current liabilities was performed with the use of the Current Ratio (Working-Capital Ratio) - CR and the Quick Ratio - QR, which is also called the Acid-Test Ratio.

Current Ratio (CR) reflects the ratio of current assets to current liabilities. In 2001, the ratio reached a satisfactory level CR=1.5. On the other hand, the Quick Ratio (QR) representing the ratio of the liquid (current) assets less the stocks to the current liabilities equaled QR=1.4 in 2001.

The value of both the ratios declined as compared to 2000. The reason for this decline is the fact that the reduction of current assets was faster that the fall of short-term liabilities. Despite this reduction, both these ratio remain at the level generally regarded as safe.

9.4. Other Ratios Measuring the Performance of the Company

Working capital turnover ratio

The working capital turnover ratio measures the rate of turnover of working (circulating) assets. The higher the ratio, the better the Company's financial standing. In 2001, the ratio equaled 5.5, while in 2000, 5.1, thus the ratio grew by 0.4%.

Fixed assets turnover ratio

The fixed asset turnover ratio measures the effective use of fixed assets for the purpose of generating sales revenues. In 2001, the ratio equaled 0.58, which means that each PLN 1 worth of fixed assets engaged in the business contributed, on average, PLN 0.58 to the total sales revenues. In 2000, the fixed assets turnover ratio equaled 0.71.

Assets turnover ratio

The asset turnover (productivity) ratio is the most comprehensive index measuring the performance of all the company's assets. The 2001, the asset turnover ratio in the Company equaled 0.53 as compared to 0.62 achieved in 2000.

Asset cover ratio

The asset cover ratio measures the direct proportion between total debt of a company and its assets which could be liquidated in order to cover the debt. Hence, this ratio demonstrates the extent to which the net (depreciation-adjusted) profit after taxation covers a solvent payment of the company's liabilities. In 2001, this ratio in Orbis S.A. equaled 1.1 as compared to 1.2 in 2000. Hence, the Company remains to be fully creditworthy.

Table 12. Balance sheet ratio analysis

	Ratio			Year 2001		Year 2000		Change of the ratio (+,-)
				Value	**Ratio**	**Value**	**Ratio**	
1	**2**			**3**	**4**	**5**	**6**	**7**
I. Profitability ratios								
1	**Return on equity (ROE)**	=	**Net profit (loss)** / Equity	50 978 / 1 098 900	4.6%	84 807 / 1 048 547	8.1%	- 3.5 points
2	**Return on assets (ROA)**	=	**Net profit (loss)** / Total assets	50 978 / 1 291 770	3.9%	84 807 / 1 257 102	6.7%	- 2.8 points
3	**Gross return on sales**	=	**Gross profit (loss)** / Net sales	71 154 / 681 511	10.4%	121 506 / 778 257.0	15.6%	- 5.2 points
4	**Net return on sales**	=	**Net profit (loss)** / Net sales	50 978 / 681 511	7.5%	84 807.0 / 778 257.0	10.9%	- 3.4 points
II. Turnover ratios *								
1	**Debtor collection period ratio**	=	**Trade debtors * 365 days** / Net sales	7 099 615 / 681 511	10	7 845 310.0 / 778 257.0	10	0
2	**Creditor turnover period ratio**	=	**Short term trade creditors * 365 days** / Net sales	10 628 435 / 681 511	16	16 843 290.0 / 778 257.0	22	- 6
3	**Inventory turnover ratio**	=	**Stocks * 365 days** / Net sales	5 112 920 / 681 511	8	6 316 690.0 / 778 257.0	8	0
III. Financial ratios								
1	**Debt to equity ratio**	=	**Total debt + special funds** / Total assets	106 962 / 1 291 770	8%	122 488.0 / 1 257 102.0	10%	- 2 points
2	**Fixed asset cover ratio**	=	**Equity + reserves** / Fixed assets	1 148 602 / 1 157 948	99%	1 105 850.0 / 1 094 426.0	101%	- 2 points
3	**Current ratio**	=	**Current assets** / Current liabilities #	124 036 / 81 220	1.5	151 477.0 / 86 791.0	1.7	- 0.2
4	**Quick ratio**	=	**Current assets – stocks** / Current liabilities #	110 028 / 81 220	1.4	134 171.0 / 86 791,0	1.5	- 0.1

- less special funds

* - debtors, creditors and stocks as of December 31, 2001 and December 31, 2000.

10. Cash Flow Account

The net cash flows from operating activities equaled PLN 106 258 thousand in 2001 and accounted for 66% of the past year's result. The accrual-based net cash flow of PLN 50 978 thousand generated in 2001 was lower than the net cash flow from operating activities. This means that the value of cash at the Company's disposal exceeded the generated profits. The cash productivity ratio equaled 48% in 2001.

Receipts from investment operations generated by the Company were derived mainly from sale of financial fixed assets in affiliated companies and sale of securities. On the other hand, expenditures related mainly to acquisition of tangible fixed assets in the course of the continued modernization of the hotel base. Receipts from investment activities accounted for 21% of the overall receipts generated in 2001, while expenditure on investment activities accounted for 35% of the overall expenditure.

Receipts from financial activities were derived mainly from the long-term credit incurred by the Company, while expenditure consisted of repayment of short-term bank credit and loans as well as interest paid. Expenditure on financing activities in 2001 was by 3.6% lower than in the year 2000.

Despite a negative net cash flow from investment operations, the Company closed the year with a positive net cash flow balance.

The ratio analysis based on the cash flow account supplements the ratio analysis of the remaining sections of the financial statements.

The basic information for the analysis is contained in the cash flow statement. However, in order to enhance the applicability of the analytical results, figures from the balance sheet and profit and loss account are used as well.

Cash Productivity Ratios

Ratios of this category reflect the company's cash productivity. Ratio No 1 defines the ratio of net profits disclosed in the profit and loss account to cash flow from operating activities (CF op.). The remaining ratios show the proportion of net cash flow from operating activities (CF op.) to sales, assets in the balance sheet, and equity.

Ratio of net profits to net cash flow from operating activities

$$\frac{\textit{net profit}}{\textit{CF op.}} = \frac{50\,978}{106\,258} = 48\%$$

The greater the ratio of profit in cash flow from operating activities, the greater the role of profit as a source of financing investment and financial operations. The ratio of accrual-based to cash-based result of 48% in 2001 deteriorated as compared to the level of 52.7% reported in the year 2000.

Ratio of net cash flow from operating activities to net sales revenues

$$\frac{\textit{CF op.}}{\textit{net sales revenues}} = \frac{106\,258}{681\,511} = 15{,}6\%$$

The ratio of sales productivity in terms of cash generated is complimentary towards the traditional measure of sales profitability. It measures the quality of sales revenues i.e. degree to which revenues have been collected in cash. The higher the ratio, the better.

Every PLN 100 in sales revenue generates PLN 15.6 in cash and cash equivalents for the Company.

In 2001, sales revenues generated 15.6% of the net cash flows from operating activities, representing a decline as compared to the level of 20.7% in 2000.

Ratio of net cash flow from operating activities to total assets

$$\frac{CF\ op.}{total\ assets} = \frac{106\,258}{1\,291\,770} = 8{,}2\%$$

The ratio of assets' productivity in terms of cash generated reflects the general assets' ability to generate positive net cash flows from operating activities. The ratio in 2001 equaled 8.2% and deteriorated as compared to the year 2000 (12.8%).

Ratio of net cash flow from operating activities to equity

$$\frac{CF\ op.}{equity} = \frac{106\,258}{1\,098\,900} = 9{,}7\%$$

This ratio of equity productivity in terms of cash generated measures "cash generating ability" of capital invested by the Company's owners. It shows how much cash is generated by each unit of equity.

In 2001, every PLN 100 of invested equity produced PLN 9.7. For the sake of comparison, in 2000, the same PLN 100 produced PLN 15.3.

11. Finance and Financing Requirements

The need for financing in the fourth quarter of the year was driven, apart from requirements resulting from the operations of the Company, by investment expenses, mainly development and modernization in the Company's branches (PLN 31.9 million) which constitutes 95% of all expenses incurred during the period.

As regards investment outlays during the entire 2001, expenses for tangible investments dominated and constituted 85.3%, in comparison with e.g. 6.3% which relates to the acquisition of financial fixed asset components in subsidiaries (Orbis Transport) and affiliates (Globis Poznań), or approximately 1.2%, i.e. the cost of granting a subordinated loan.

Within the framework of financial activities the need for financing in the fourth quarter was driven by the repayment installments for 2 loans granted from the funds of the former Central Tourism and Leisure Fund (CFTiW) and settled with BWE S.A. and with the Polish Tourism Development Agency (PART S.A.).

The Company financed its activities mainly from funds obtained from:

- operational profits,

- accumulated depreciation,
- external sources (an amount of EUR 2 161 thousand was spent, which constituted a portion of a syndicated loan, 5 million EUR of which was drawn on 19 April 2001).
- revenues from the sale of shares in the company Królewska, liquidation of the company Polorbis in London, sale of the right of perpetual usufruct of land in Poznań as disposal of fixed assets.

The limitation on investment during the reporting year resulted in the fact that the balance of liquid assets, generated mainly by the Company's operations and increased by the receipts obtained at the year end, among others from the sale of the company Królewska, did not require complementary external financing apart from that mentioned above. Current indebtedness in the fourth quarter which amounted to PLN 1 866 thousand (increased by 121 thousand PLN repaid by PH Majewicz) was repaid from the Company's own funds.

In view of the above, the expected drawdown from the syndicated loan was not realized in the fourth quarter, and the drawdowns already made, apart from financing the planned modernization work and purchases in the subsidiaries, enabled investments in blue-chip securities of selected highly-rated companies (i.e. commercial papers, bonds, buy & sell backs) and/or guarantees of their parent companies (e.g. VW, Volvo, Węglokoks or Polkomtel).

The remaining current outstanding debt of the Company as of December 31, 2001, consists of two long-term loans granted by the State Treasury, two long-term loans from the former Main Committee of Physical Culture and Tourism - GKKFiT (including one taken over by Polish Tourism Development Agency - PART) and a syndicated loan drawn in the reporting year (2001), which add up to a total of PLN 44 368 thousand (excluding accumulated interest).

The expected repayment during the 12 months of 2002, starting from January, will amount to PLN 10 250 thousand of which PLN 242.4 thousand will be repaid by PH Majewicz. The expected repayment of short term debt related to the above refers only to loans. The drawn EUR 5 million of syndicated loan is not scheduled to be settled, either as term or revolving facility.

During the fourth quarter, as in the entire 2001, the Company did not avail of any other sources of external short term financing and drew neither current operations nor investment credits.

During the fourth quarter, the average interest rate for the three loans, which bear floating interest rates according to the respective loan agreements, fell within the range from 8.93-8.94% p.a., while one loan bears a fixed interest rate of 15% p.a. The interest rate of the foreign currency syndicated loan during the reporting period was 4.15% p.a.. During the entire 2001, the interest rate for three loans was 10.43 – 10.44% (11.39 – 11.40% p.a. during the first six months of 2001) and of the syndicated loan 4.95% p.a. (5.268% in the first six months).

During the reporting period, no foreign currency or interest rate hedging was realized with respect to the PLN-denominated loans due to their very favorable interest rates and the low PLN inflation rate. As regards the syndicated loan, foreign currency hedging was implemented in the beginning of the fourth quarter of 2001 (contract dated October 9, 2001) in the form of a zero cost "collar" option with respect to the anticipated repayment on March 26, 2002, of the amount of EUR 2 500 thousand. It is assumed that the low exchange rate of the EUR, below the hedging threshold adopted for the option, will result in a negative settlement for Orbis S.A.

The terms and conditions of the loan agreements are strictly observed and do not cause any deviations from the adopted stipulations regarding both the schedule of repayment as well as collateral.

The ratio analysis indicates a stable and secure position of the Company, where financing is realized mainly from funds generated from its own operations. It must be emphasized that investment in tangible assets during all the four (4) quarters of the reporting period significantly exceed depreciation, which is a good phenomena and enables the replacement as well as development of the asset base of the Company, although after securing a strategic investor and start of implementation of the decisions taken, the previously adopted plan of modernization and development investment in the hotel network has been temporarily limited.

12. The Investment Program and Outlays

12.1. Modernization and Purchase of Fixed Assets

The plan of investment outlays for 2001 in hotel branches was finally approved by the Management Board of Orbis S.A. in the amount of PLN 212 130.5 thousand.

In the fourth quarter of 2001, outlays for investment projects in hotel branches amounted to a total of PLN 35 584.5 thousand.

The investment plan for 12 months of 2001 was implemented in the amount of PLN 128 262.6 thousand, which accounts for 60.5% of the annual budget.

The reason for the substantial limitation of investments in comparison with the initial assumptions is a deliberate policy of the Management Board which aims at curbing expenses in view of the difficult market situation and deterioration of the Company's performance. This policy will be continued in 2002 by implementing only top-priority investments, including continuation of projects already started and a substantial reduction of investment outlays in the remaining hotels down to the most necessary tasks needed to guarantee safety of the guests.

During the 12-month period, a total of 591 living units were modernized and opened for use, and two new hotels were completed.

The major outlays were connected with investment in the following hotels:

Hevelius Hotel in Gdańsk completed a full thermal renovation of the outside walls of the hotel incurring an expense of PLN 6 213.7 thousand. In addition, the hotel executed new marking at a cost of PLN 261.5 thousand. In aggregate, the cost of modernization of the outside wall and marks was PLN 10 821.4 thousand.

Novotel Rondo Katowice continued its previously-started modernization of the living area, including modernization of air conditioning, and as a result incurred a cost of PLN 2 763.8 thousand. In addition, it completed an elevators' replacement for PLN 728.0 thousand and new marking for PLN 158.9 thousand. In total, during the period from 1998 to 2001, PLN 17 705.3 thousand PLN was spent on modernization, of which PLN 4 178.4 thousand was expended in 2001.

The Mrongovia Hotel has built and equipped a modern recreation center Resort & Spa. Expenses connected with this project in 2001 amounted to PLN 13 967.8 thousand PLN, while the total budget amounted to PLN 15 888.8 thousand.

Mercure Opole Hotel completed the second phase of hotel modernization and thereby a complex modernization of the entire building. In 2001, the following complementary and final works were performed: elevators' modernization (PLN 290.5 thousand), fire alarms (PLN 328.7 thousand), new marking according to Accor standards for PLN 146.0 thousand. In the period from 1998 to 2001, a total of PLN 13 540.2 was spent on modernizing the hotel, of which PLN 1 047.6 thousand in 2001.

In 2001, the Mercure Poznań Hotel completed the first phase of modernization comprising the living area, including replacement of furniture and equipment, for a total cost of PLN 28 230.6 thousand, and with a total budget of PLN 46 970.4 thousand.

Novotel Centrum Poznań continued work on wing A, involving complex modernization of the high section (135 rooms) with corridors and technical corridors, which in 2001 required an expense of PLN 10 258.8 thousand. As of December 30, 2001, the amounts spent on modernizing the hotel amounted to PLN 45 759 thousand.

Neptun Szczecin Hotel completed and settled the first phase of hotel modernization, comprising complex renovation of the living units. Expenses incurred in 2001 amounted to PLN 1 049.1 thousand. During the period from 1999 to 2001, a total of PLN 8 292.4 thousand was expended on modernizing the living area.

The Sofitel Victoria branch completed the second phase of modernization and spent a total of PLN 1 986.6 thousand on final settlement. The cost of new marking of the hotel amounted to PLN 195.8 thousand.

The Forum Warszawa Hotel continued the design and installation work in the hotel and construction work was commenced in the section closed from operations (5 floors, 125 rooms). In 2001, a total amount of PLN 9 796.6 was expended.

Novotel Okęcie Airport completed the expansion of the hotel by a new section of 123 rooms, including conference rooms and a fitness center as well as modernization of the old section of the hotel (146 rooms), renovation of the reception area, restaurant and administration and technical section. In 2001, the expenses incurred amounted to PLN 22 424.8 thousand with a total expended budget of PLN 48 579 thousand.

The Kasprowy Hotel in Zakopane completed the modernization of its common area. In total, the implementation of investment projects in 2001 cost PLN 1 072.1 thousand.

12.2. Repairs and Maintenance

The amount of expenses for repairs and maintenance borne in the costs of the Company in 2001 has been determined in accordance with the economic and finance system of the Company as 2% of the gross value of tangible fixed assets.

The plan of repairs and maintenance for hotel branches in 2001 was finally approved by the Management Board of Orbis S.A. and amounted to PLN 22 405.4 thousand.

The actual amounts spent equaled PLN 19 457.2 thousand, i.e. 86.8% of the budget. In aggregate, PLN 10 599.7 thousand was spent on repairs and PLN 8 857.5 thousand on maintenance. The reduction of expenses for repairs and maintenance was caused by the systematic replacement of the technical assets of the hotels, implementation of modern solutions, elimination of defects in equipment and installations after modernization, as well as effective execution of maintenance and renovation work during the warranty periods from contractors and suppliers. This allows cutting down the repairs and maintenance costs as well as costs of technical exploitation in the branches.

Expenses for repairs and maintenance were financed from current assets of the branches.

13. Development of Information Technology

Information technology investments in hotel branches are limited to the necessary additional purchases of software and hardware caused by failures or necessary replacement due to the implementation of central systems comprising all the organizational units of the Company. Most of the funds are assigned for the implementation of central systems. The basic project currently under way is the construction of the corporate Orbis-WAN tele-information network. This will enable the launching, in 2002, of central systems supporting the sale of hotel services as well as corporate management. The core cell in the sales support system is the system of hotel reservations which will be implemented in all Orbis hotels and will enable making and confirming reservations in real-time. Another feature of this solution is the ability to monitor sales and the status of reservations in all hotels, from the level of authorized persons/units in the Management Office. It will ensure a more efficient management of the hotel base by, for instance, more active promotion and flexible pricing policies.

The following information technology objectives are currently pursued:

- continued integration of hotel systems within each hotel,
- continuation of corporate policy aiming at full system and software integration of the Management Board's Office with all hotels of the Group,
- resources and hotel services management at the Company level,
- corporate customer and key individual customer management at the Company level,
- human resources management,

- setting-up a statistical data-base to support management,
- improving corporate organization and information flow.

14. Orbis S.A. Participation in Other Companies

14.1. Status and Structure of the Investment Portfolio

The portfolio of Orbis S.A. contains the following types of investments:

1. Strategic:

- Polskie Biuro Podróży Orbis Sp.z o.o. and Orbis Transport – daughter companies created in the course of the privatization process of Orbis, which carry out complementary activity with respect of the business of the Company. These synergies are favorable in the fluctuating market environment and benefit the financial results of all three companies,
- AW S.A. Holland II B.V., a holding company of Autostrada Wielkopolska S.A.. This commitment constitutes an element of the own hotel network development strategy and assumes the creation of new 2-star hotels as well as enhances the opportunity to do carry on hotel business in the so called Passenger Service Centers located along the A2 motorway,
- both Globis developers connected with Globe Trade Center S.A., with the view of building 2 office buildings, in Poznań and Wrocław, as a result of including the real property market in the Company's development strategy,
- Polskie Pracownicze Towarzystwo Emerytalne Diament S.A., an investment resulting from setting-up, by six employers including the Bank Handlowy w Warszawie S.A., Orbis S.A. and the Union of Polish Banks, of a Joint Inter-Company Pension Plan (within the framework of private pension funds, the so called „III pillar").

2. Commercial:

- Bank Współpracy Europejskiej S.A., the former Bank Turystyki S.A., created in 1990 in order to take over from the Main Commission of Tourism the administration of funds from the Central Tourist and Leisure Fund (CFTiW). Participation in the company guaranteed access to those funds accumulated in the past from obligatory levies from entities operating in the tourism sector, including Orbis,
- Orbis Casino Sp.z o.o., which runs 11 casinos and 3 game parlors in leased premises rented (with the exception of the Business Center in Łódź) from Orbis hotels, which results in an expansion of the range of services offered by the hotels and which constitutes a feature distinguishing it from competitors, helping to attract new customers for standard services, as well as generating rental fees regardless of capital gains on account of dividend paid annually to Orbis S.A.,
- PolCard S.A., currently the largest authorization and clearing of credit card transactions center on the market and an issuer of own card. The Company was formed in 1990 by PP Orbis, at the time the only entity which performed those

settlements and Bank Inicjatyw Gospodarczych which took up this activity, in order to ensure a place for Orbis in the future dynamic market, considering the creation of competitive, independent centers, and to compensate the loss of revenues as a result of closing this type of activity in the company,

- PH Majewicz Sp.z o.o., affiliated for a limited period of time, until December 31, 2007, as a result of a composition agreement with the heirs of the pre-war owners of the hotel Pod Orłem in Bydgoszcz, which was reached in the course of the process of rectifying ownership issues in Poland, in order to avoid loss of the expenses incurred on account of modernizing the hotel, maintaining it within the Orbis network due to its location, as well as drawing revenues from managing the hotel (franchising since January 2001),
- PORT Silnowa Sp.z o.o. - purely utilitarian in nature, complementary with respect to the offer of Orbis S.A., which offers accommodation and catering the Mazurian Lake region as well as conference and leisure facilities, particularly popular in the early 90-ties among the foreign customers of Orbis S.A. (especially German).

3. Restructuring - including shares subscribed in the course of debt-for-equity swaps in the course of composition between debtors and creditors or in companies with are deprived of development potential. This group includes the following companies:
   - Polskie Hotele Sp. z o.o. in liquidation,
   - Rena-Kord S.A. in bankruptcy,
   - Tarpan Sp. z o.o. in liquidation,
   - Walewice Sp. z o.o. in liquidation.

According to Resolution no 40 of the Management Board of Orbis S.A. dated December 19, 1998, concerning the implementation of strategy with regard to foreign law companies with the capital participation of Orbis S.A., which stipulates a gradual withdrawal from those companies throughout the years 1999-2001, all the shares held in foreign law entities are reporter in the books of Orbis S.A. as current asset components. A result of this resolution is the inclusion of these companies in the restructuring portfolio due to the inability to sell these shares at profit.

14.2. Changes in the Investment Portfolio and Financial Fixed Assets

Due to the exit from the companies Królewska Sp.z o.o. and Hotel Sana CRS S.A. by selling all the shares held, the Company has reduced, respectively, its commercial and restructuring portfolios. The share sale transaction concerning the company Królewska Sp.z o.o. has yielded a one-off financial income of PLN 15 301 thousand, thereby releasing the Company from freezing its assets as collateral for a long-term construction loan and enabling it to allocate these assets in accordance with its development priorities.

The sale of shares in the Sana hotel yielded a financial income of PLN 89.9 thousand.

As a result of finalization of the bankruptcy proceedings, all shares in the company FM Kowary Sp.z o.o. valued at PLN 860, subscribed to in the course of a debt-for-equity swap, have been redeemed.

The company Polorbis Travel Ltd. based in London has wound up its business activity on December 31, 2001. In November 2001, the Extraordinary Assembly of Shareholders approved the financial statements of the company as of September 30, 2001, and decided to file a motion to delete it from the register. The resulting financial income amounted to PLN 2 401 thousand.

Table 13. Expenses incurred

Name of the company	Title	Amount
1. Globis Poznań Sp. z o.o.	Payment for taking-up shares in an increased share capital	PLN 1 500 000
2. AW S.A. Holland II BV	Payment for shares	PLN 5 651
	Total:	**PLN 1 505 651**

Raising the share capital of Globis Poznań Sp. z o.o. was anticipated in the Articles of Association in the Company and occurred in connection with the launch of its commercial operations as a result of completion of administrative procedures.

As a result of conclusion by the shareholders of Autostrada Wielkopolska S.A. of a Restructure Agreement and Inter-Creditor Deed, by virtue of the agreement providing for the sale and transfer of shares in AW S.A. Holland II BV dated March 14, 2001, the shares in the Dutch company operating under the business name AW S.A. Holland II BV were taken-up by means of their repurchase from Kulczyk Holding S.A. In accordance with the above-mentioned agreements signed in 2000 and by virtue of the Capital Contribution Agreement dated March 14, 2001, Orbis S.A. contributed the shares held in Autostrada Wielkopolska S.A. as a capital premium contribution to the Dutch company at nominal value and ceased to be a shareholder in AW S.A. while retaining, indirectly through its holding relations with the Dutch structure and AW S.A., its interest in Autostrada Wielkopolska S.A.

The status of the investment portfolio as of December 31, 2001, is illustrated in the table below.

Table 14 The Orbis Group

Company Legal status / Corporate location		Share capital in PLN	Shares held by Orbis S.A.		% of Orbis' votes at the General Assembly	Core business
			Nominal value in PLN	%		
Subsidiaries						
PBP Orbis Sp. z o.o.[1]	Warsaw	16 453 900	11 499 200	69.88	70.41/ 82.64	Travel bureau – retail and tour operator
Orbis Transport Sp. z o.o.	Warsaw	14 429 300	11 887 300	82.38	82.38/ 90.34	Passenger transport, rent and leasing of cars and buses
PORT Silnowa Sp. z o.o.	Wilkasy	1 649 750	1 649 750	100.0	100.0	Hotel, food&beverage, leisure
Affiliates						
Globis Poznań Sp. z o.o.	Warsaw	8 000 000	2 000 000	25.00	25.00	Construction &

[1] As a result of cancellation of 1 219 shares from net profit the share capital is currently divided into 163 200 shares at PLN 100 each. The interest of Orbis S.A. in the share capital has not changed while the proportion of votes at the General Assembly of Shareholders has increased.

Company Legal status / Corporate location		Share capital in PLN	Shares held by Orbis S.A.		% of Orbis' votes at the General Assembly	Core business
			Nominal value in PLN	%		
						administration of office building
Globis Wrocław Sp. z o.o.[2]	Warsaw	2 000 000	500 000	25.00	25.00	Construction & administration of office building
Orbis Casino Sp. z o.o.	Warsaw	2 592 000	864 000	33.33	33.33	Casinos and game parlors
PH Majewicz Sp. z o.o.[3]	Bydgoszcz	4 400 000	2 156 400	49.00	49.00	Hotel and food&beverage
Minority interests						
AW S.A. Holland II B.V.	Amsterdam	461 000 000 EUR 18 000	42 495 000 EUR 1 659	9.22	9.22	Share holding, management of Dutch company holding AW S.A. shares
BWE S.A.	Warsaw	117 291 500	1 274 900	1.09	1.09	Banking
PPTE Diament S.A.	Warsaw	100 000	16 000	16.00	16.00	Employee pension fund
PolCard S.A.	Warsaw	3 030 000	300 000	9.90	11.63	Organization & service of credit card transactions
Polskie Hotele Sp. z o.o. in liquid.	Warsaw	125 400	1 000	0.8	0.8	Hotel supplies & training
Rena Kord S.A. in bankruptcy	Łódź	9 468 330	745	0.008	0.008	Manufacture, trade, import, export of cotton fabrics
Tarpan Sp z o.o. in liquid.	Poznań	45 984 500	36 450	0.08	0.08	Motor industry, furniture, trade
Walewice Sp. z o.o. in liquid.	Walewice	10 510	4 000	38.05	14.29	Leisure, trade, food production

The number of votes at the General Assembly of Shareholders of the companies PBP Orbis and Orbis Transport belonging to Orbis S.A. varies depending on the subject of the decision taken by the General Assembly. With respect to resolutions regarding amendments in the Articles of Association of the company, merger, dissolution, sale of the company's business, discontinuation of usage of the Orbis trade marks or reorganization of the company, Orbis S.A. shares have privileged voting power.

15. Plan of Hotel Affiliation With Accor Brands

The terms and conditions of affiliating Orbis S.A. hotels with the Accor hotel network have been set down in the General Franchising Agreement (Agreement) concluded on July 26, 2000, by and between Orbis S.A. and Accor Polska Sp. z o.o.

In accordance with § 3 section 1 and § 4 section 1 point 1 of the Agreement, 29 hotels belonging to the Orbis network listed in Appendix no 2 to the Agreement (including 5 hotels operating under the Novotel brand pursuant to valid agreements with Accor S.A.) have been qualified to be introduced into the individual Accor hotel brands by a fixed deadline of January 1, 2005 (with the exception of hotel Victoria in Warsaw, for which the deadline was set at April 1, 2001). The parties to the Agreement did not determine a fixed schedule of introducing the hotels, but agreed that Orbis hotels will enter the network in a systematic manner, depending on their operational and technical capabilities. In any event, the decision to include a hotel in any given network requires, according to § 4 section 1 point 3, for the parties to conclude an Amending Annex and to determine among others the date when the hotel will start operating

[2] Shares not paid up, company has not started its business activity.

[3] Share capital increased to PLN 4 405 000 by resolution of General Assembly of Shareholders of October 28, 2001, on capital decrease with simultaneous increase and change of nominal value of shares to PLN 1 000 each. Capital structure unchanged, registration pending.

under the new brand if that date shall be earlier than January 1, 2005. The Parties also provided for a possibility to alter the list of hotels enumerated in Appendix no 2; pursuant to §3 section 2 of the Agreement, other Orbis hotels may be included, by way of an Affiliating Annex, to the program of re-branding Orbis hotels into one of the Accor hotel brands.

At a subsequent meeting of the Strategic Committee, convened for the purpose of coordinating cooperation between the companies and composed of corporate representatives of Orbis S.A. and Accor S.A, further decisions were taken which modified the list of hotels in Appendix 2 to the Agreement. The table below displays the list of hotels and currently agreed final targets concerning the affiliation program.

Table 15 Orbis hotels qualified to be re-branded into one of the Accor hotel brands

Orbis name	City	Accor's brand
Patria	Częstochowa	Mercure
Hevelius	Gdańsk	Mercure
Marina	Gdańsk	Novotel
Gdynia	Gdynia	Novotel
Jelenia Góra	Jelenia Góra	Mercure
Silesia	Katowice	Mercure / Ibis
Warszawa	Katowice	Novotel
Continental	Kraków	Novotel
Cracovia	Kraków	Mercure
Forum	Kraków	Sofitel
Unia	Lublin	Mercure
Opole	Opole	Mercure
Merkury	Poznań	Mercure
Poznań	Poznań	Novotel
Grand	Sopot	Mercure
Aria	Sosnowiec	Mercure / Ibis
Neptun	Szczecin	Mercure
Reda	Szczecin	Ibis / Novotel
Helios	Toruń	Mercure
Forum	Warszawa	Novotel
Novotel*	Warszawa	Novotel
Vera	Warszawa	Mercure
Victoria	Warszawa	Sofitel

Orbis name	City	Accor's brand
Panorama	Wrocław	Mercure
Wrocław	Wrocław	Novotel
Total 25 hotels		

**) relates only to the newly built rooms.*

Hotels enumerated in the above table will be affiliated to Accor's brands in accordance with the terms of the Agreement, which requires, among others, payment of an affiliation fee calculated on the basis of the number of rooms in a hotel.

Apart from this group, 4 hotels operating at present under the Novotel brand (in Gdańsk, Olsztyn, Poznań and Wrocław) will continue to function in their brand without the need to pay the affiliation fee. It also concerns the Novotel in Warsaw, nonetheless, due to its expansion, the hotel did pay the entrance fee in respect of the 123 newly built rooms. Save for Holiday Inn in Warsaw, the hotels listed in table 4 (until the moment of their affiliation to one of the Accor brands by virtue of an appropriate Amending Annex) as well as the remaining Orbis hotels will be included on the Mercure brand hotels' catalogue published on an annual basis, without the need to make any affiliation or franchising fee.

In 2001, following the agreement reached at the meeting of a Strategic Committee and approved by virtue of resolutions passed by the Orbis S.A. Management Board, further sanctioned by Amending Annexes or (as in the case of the Marina Hotel in Gdańsk and Poznań in Poznań), Affiliating Annexes, the following 13 Orbis hotels joined the Accor's brand network:

- on January 1, 2001: Panorama in Wrocław was re-branded Mercure Panorama and Forum in Kraków was re-branded Sofitel;
- on April 1, 2001: Victoria in Warsaw was re-branded Sofitel Victoria and Continental in Kraków was re-branded Novotel Bronowice;
- on July 1, 2001: Patria in Częstochowa was re-branded Mercure Patria, Marina in Gdańsk was re-branded Novotel Marina, Hevelius in Gdańsk was re-branded Mercure Hevelius, Jelenia Góra in Jelenia Góra became Mercure Jelenia Góra, Warszawa in Katowice became Novotel Rondo, Unia in Lublin became Mercure Unia, Opole in Opole became Mercure Opole, Poznań in Poznań became Novotel Centrum, Merkury in Poznań became Mercure, and Novotel in Warsaw became Novotel Airport (the hotel operates under the Novotel brand since 1975, the inclusion annex applies to 123 new rooms).

At a meeting in September 2001, the Strategic Committee made a decision to affiliate, in 2002, another 3 Orbis hotels with Accor brands. Hence, Forum in Warszawa will join the Novotel brand from July 1, 2002, while Neptun in Szczecin and Helios in Toruń will join the Mercure brand beginning from October 1, 2002.

The table below outlines the plan of affiliating Orbis hotels to Accor brands, along with an indication of the number of rooms in these hotels.

Table 16. Progress of the affiliation plan

	No of hotels in the new brand		No of rooms in the new brand	
	Plan	Implemented	Plan	Implemented
Current quarter	9	9	2.089	2.089
Year 2001 accumulatively	13	13	3.156	3.156
Affiliation plan*	16	13	4.282	3.156

**) taking into account the decision of the Strategic Committee concerning the year 2002.*

16. Changes in the Balance of Fixed Assets

In comparison with the previous reporting period, the status of lands in the possession of Orbis S.A. has changed due to the sale, on July 20, 2001, of a real property located at the junction of Roosvelta and Słowackiego streets in Poznań. The object of the transaction was the right of perpetual usufruct to an undeveloped plot of land with a total area of 3 208 m^2. The transaction was concluded with the approval of the Supervisory Board (Resolution no 54/IV/99 dated December 13, 1999) and the General Assembly of Shareholders (dated July 3, 2000). The property was sold for US$ 1 741 994 (PLN 6 919 001.57) to the company Globis Poznań established by Orbis S.A. and GTC S.A. in order to build an office building. Furthermore, the following transactions were completed in 2001: sale of an undeveloped plot of land in Zegrze Południowe, of a plot of land with two garages and a grease warehouse in Włocławek at 3, Rolna street, of a plot of land with a garage-workshop building with an area of 183 m^2 in Bydgoszcz at 9, Modrzewiowa street.

Revenues on account of the sale of shares in the company Królewska Sp.z o.o. as well as from closing down the representative office in London were realized in December 2001. During the fourth quarter, as during the entire year 2001, the revenues generated as a result of the disposal of fixed asset components (including sale of the property in Poznań – right of perpetual usufruct to undeveloped plot of land in the third quarter of 2001) were allocated as one of the sources of funding the investment outlays of the Company, mainly financial investments (in securities and bank deposits) as well as tangible investments in the Company's branches.

17. Insurance

Orbis S.A. is covered by insurance policy extending to property insurance and insurance against loss of profits for a period of three years from June 1, 2001, to May 31, 2004, issued by the insurance company Towarzystwo Ubezpieczeń Ogólnych S.A., Commercial Union Polska and AIG Polska Towarzystwo Ubezpieczeń S.A. as co-insurer. The policy was purchased in June 2001, which is confirmed by insurance broker Marsh Sp. z o.o.

Insurance against civil liability has been concluded with the insurance company Towarzystwo Ubezpieczeń i Reasekuracji Warta S.A. with its corporate address in Warsaw. The term of the insurance agreement is three years from June 1, 2001, to May 31, 2004. The insurance covers Orbis' hotels, while Accor Polska Sp.z o.o., Holiday

Hospitality Corporation and PH Majewicz Sp.z o.o. Hotel Pod Orłem are the co-insured.

The insurance company AIG Polska Towarzystwo Ubezpieczeń S.A. issued a directors & officers policy against civil liability for members of the Management Board and the Supervisory Board of Orbis S.A. for a period from December 1, 2000, up till November 30, 2001 (policy no 2361000032).